As filed with the Securities and Exchange Commission on October 11, 2006.

Registration No. 333-133317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

El Pollo Loco, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	33-0377527
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

EPL Intermediate, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	13-4092105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pamela R. Milner, Esq.

El Pollo Loco, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(949) 251-1703 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Richard B. Aftanas, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

(212) 735-3000

(212) 735-2000 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED OCTOBER 11, 2006

PROSPECTUS

El Pollo Loco, Inc.

Offer to Exchange

$125,000,000 aggregate principal amount of 11 3/4% Senior Notes due 2013 (CUSIP No. 283831 AD 7)

for

$125,000,000 aggregate principal amount of 11 3/4% Senior Notes due 2013 (CUSIP No. 283831 AE 5)

that have been registered under the Securities Act of 1933

The exchange offer will expire at 5:00 p.m.,

New York City time, on                     , 2006, unless extended.

•	We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $125,000,000 aggregate principal amount of our registered 11 3/4% Senior Notes due 2013, which we refer to as the “exchange notes,” for a like principal amount of our outstanding 11 3/4% Senior Notes due 2013, which we refer to as the “original notes.” The terms of the exchange offer are summarized below and are more fully described in this prospectus.

•	The terms of the exchange notes are substantially identical to the terms of the original notes in all material respects, except that the exchange notes are registered under the Securities Act of 1933, or the “Securities Act,” and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

•	We will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on , 2006, unless extended.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of original notes for exchange notes generally will not be a taxable event for U.S. federal income tax purposes.

•	The notes will not be listed on any exchange, PORTAL or any quotation system.

See “ Risk Factors” beginning on page 15 to read about important factors you should consider before tendering your original notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2006.

This prospectus will incorporate important certain information about us. See “Where You Can Find More Information.” This information is available to security holders without charge upon written or oral request to:

Pamela R. Milner, Esq.

El Pollo Loco, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(949) 251-1703 (facsimile)

To obtain timely delivery, security holders must request the information incorporated by reference no later than five business days prior to the expiration date of the exchange offer.

FOR NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES, ANNOTATED, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

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INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. Accordingly, we cannot assure you that the industry and market data are accurate.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should” or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	concerns about food-borne illnesses;

•	negative publicity, whether or not valid;

•	adverse public perception due to the occurrence of avian flu;

•	increases in the cost of chicken;

•	our dependence upon frequent deliveries of food and other supplies;

•	our sensitivity to events and conditions in the greater Los Angeles area;

•	our ability to open new restaurants in new and existing markets;

•	our reliance in part on our franchisees;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to compete successfully with other quick service and fast casual restaurants;

•	matters relating to employment and labor laws;

•	labor shortages or increases in labor costs;

•	our ability to renew leases at the end of their terms;

•	the impact of federal, state or local government regulations relating to the preparation and sale of food, zoning and building codes, and employee, environmental and other matters;

•	our ability to protect our name and logo and other proprietary information; and

•	the impact of litigation.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We expressly disclaim any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in the notes.

NON-GAAP FINANCIAL MEASURES

Restaurant-level cash flow and restaurant-level cash flow margins, as presented in this prospectus in respect of company-operated restaurants, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

Restaurant-level cash flow for company-operated restaurants represents restaurant-level revenue less product cost, payroll and benefits and restaurant other operating expense. We present restaurant-level cash flow margin, which is calculated as a percentage of restaurant revenue, as a further supplemental measure of the performance of our company-operated restaurants. We measure each of our company-operated restaurants relative to other company-operated restaurants, in part on the basis of restaurant-level cash flow. We believe that analysts and investors consider similar measures of performance in evaluating other restaurant companies.

In addition, because we do not include general and administrative expense in our computation, restaurant-level cash flow and restaurant-level cash flow margin does not reflect all the costs of operating the restaurants as if they were each a stand-alone business unit. General and administrative expense includes significant expenses necessary to manage a multiple-restaurant operation, certain of which, such as financing, payroll administration, accounting and bookkeeping, legal and tax expenses, would also be required of a typical stand-alone restaurant operation. For a reconciliation of restaurant-level cash flow to net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

In this prospectus, unless the context otherwise requires:

•	“EPL” refers to El Pollo Loco, Inc., and its future subsidiaries, if any;

•	“Intermediate,” the “Company,” “we,” “us,” or “our” refers to EPL’s direct parent, EPL Intermediate, Inc. and its consolidated subsidiaries;

•	“Holdings” refers to El Pollo Loco Holdings, Inc. (formerly known as EPL Holdings, Inc.), Intermediate’s direct parent and EPL’s indirect parent;

•	“Trimaran” refers to Trimaran Capital Partners;

•	“LLC” refers to Trimaran Pollo Partners, L.L.C., an affiliate of Trimaran and the majority stockholder of CAC;

•	“Trimaran Fund Management” refers to Trimaran Fund Management, L.L.C., an affiliate of Trimaran;

•	“CAC” refers to Chicken Acquisition Corp., which is our ultimate parent company and is controlled by LLC; and

•	“CSC” refers to Chicken Subsidiary Corp., which is a wholly owned subsidiary of CAC and is Holdings’ immediate parent company.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks, service marks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and Web site name and address are our trademarks, trade names or service marks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Some of the more important trademarks that we own or have rights to that appear in this prospectus include El Pollo Loco®, Chicken Verde Quesadilla™, The Crazy Chicken®, Pollo Bowl® and Twice Grilled Burrito™, which may be registered in the United States and other jurisdictions.

SUMMARY

The following summary highlights selected information contained in this prospectus and does not contain all the information that you should consider before participating in the exchange offer. The following summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. You should read the entire prospectus before participating in this exchange offer.

Our Company

El Pollo Loco, Spanish for “The Crazy Chicken” and pronounced “L-Po-yo Lo-co,” is the nation’s leading restaurant specializing in flame-grilled chicken. We strive to be the consumer’s top choice for flavor by serving, high-quality meals, featuring our authentic, marinated, flame-grilled chicken. Our distinct menu, inspired by the kitchens of Mexico, along with our service format and price points, serves to differentiate our unique brand. We are strategically positioned to straddle the quick service restaurant, or QSR, and fast casual segments of the restaurant industry. We offer high-quality, freshly-prepared food commonly found in fast casual restaurants while at the same time providing the value and convenience typically available at traditional QSR chains. This positioning allows us to appeal to a broad range of consumers and to achieve a balanced mix between lunch and dinner sales. As a result, our company-operated restaurants generated an average unit volume, or AUV, of $1.6 million and an average check of $8.90 in fiscal 2005. When compared with QSR chains, our system-wide AUV ranked fourth nationwide in 2005 according to Nation’s Restaurant News, an industry publication, and we believe that our average check is higher than that of the typical QSR chain. We have also achieved strong same-store sales growth, with our restaurants system-wide demonstrating annual average same-store sales growth of 5.4% since 2000 and system-wide same-store sales growth of 8.2% for fiscal 2005.

Our menu features our authentic flame-grilled chicken and includes approximately 50 items ranging in price from $1.00 to $22.49, most of which we prepare from scratch using fresh, high-quality ingredients. We serve a variety of individual and family-size chicken meals, which include flour or corn tortillas, freshly-prepared salsas and a variety of side orders. In addition, we offer a wide variety of contemporary, Mexican-inspired entrees, featuring our signature marinated, flame-grilled chicken as the central ingredient, including our specialty Pollo Bowl®, Pollo Salads, signature burritos, chicken quesadillas, chicken tortilla soup and chicken tacos. Our individual and family-size meals appeal to customers for restaurant dining or take-out during dinner time, while our more portable entrees appeal to customers at lunch time or on the go. Our high-quality, flavorful food has broad appeal, and as a result, the customer base of each of our restaurants typically reflects the demographics of its surrounding area.

As of June 28, 2006, our restaurant system consisted of 146 company-operated and 195 franchised restaurants located primarily in California, with additional restaurants in Arizona, Nevada, Texas and Illinois. On November 18, 2005, we were acquired by CAC, a company controlled by Trimaran. Prior to CAC’s acquisition of us, from December 30, 2004 to November 17, 2005 we had total revenue of $210.9 million, operating income of $19.9 million and net loss of $11.2 million. Subsequent to CAC’s acquisition of us, from November 18, 2005 to December 28, 2005 we had total revenue of $26.3 million, operating income of $2.4 million and net loss of $588,000. After giving effect to CAC’s acquisition of us and the financing transactions related to that acquisition as if all of these transactions occurred on December 30, 2004, for fiscal 2005, we would have had total revenue of $237.2 million, operating income of $24.2 million and net loss of $2.2 million. See “Unaudited Pro Forma Financial Information.”

Business Strengths

Our Passion for Perfect Pollo. Our signature flame-grilled chicken is the cornerstone of our menu and our brand. We marinate fresh chicken in an authentic blend of citrus juice and spices in a specialized tumbler to ensure consistency and to maximize flavor. Our trained grill masters flame-grill the marinated chicken, giving it a crisp skin and golden-brown color, right in front of our customers. We believe our singular focus on delivering high quality, freshly-prepared chicken, from senior management down, creates loyalty and enthusiasm for our product and our brand among our customers and employees.

Unique Brand with Broad Appeal. We have strategically positioned our brand between the QSR and fast casual segments of the restaurant industry. We believe our flame-grilled cooking method and high- quality food made fresh-to-order set us apart from our QSR competition, while our convenience and value proposition differentiate us from our fast casual competition. As a result, we believe that our brand appeals to a wide variety of consumers across different ethnic, age and income demographics, giving us access to an extensive number of markets and increasing the number of locations within each market in which our restaurants can successfully operate.

Strong Restaurant-Level Profitability. Since opening our first restaurant over 25 years ago, we have grown to be the leader in the chicken QSR market for the greater Los Angeles area, where our restaurants achieved an estimated 43% market share in 2005, according to Restaurant Trends, a restaurant industry trade publication. Our company-operated restaurants generated an AUV of $1.6 million in 2005. Our balanced mix of business between lunch and dinner is an important driver of our strong restaurant-level profitability, with company-operated restaurants averaging restaurant-level cash flow margins of 22% and 23% for fiscal 2004 and fiscal 2005, respectively. In addition, our high AUV and restaurant-level profitability facilitate a strong return on invested capital for new company-operated and new franchised restaurants.

Favorable Position with Respect to Industry and Demographic Trends. We believe we are well-positioned to benefit from several fundamental trends within the restaurant industry and the U.S. population, including:

•	increased expenditure on food consumed away from home and increased consumption of freshly-prepared food brought home;

•	rapid growth of ethnic food sales;

•	ongoing increase in chicken consumption as consumers continue to place a high priority on the importance of eating a healthy, lower-fat diet; and

•	continued rapid growth of the Hispanic population, which is our largest customer segment.

Strong and Growing Franchise Base. As of June 28, 2006, approximately 57% of our restaurants were franchised and our existing franchise base consisted of many successful, long-standing, multi-unit restaurant operators with 76% of our franchised restaurants owned and operated by franchisees who have been with us for more than 10 years. Since we initiated our franchise growth strategy in June 2003, we have targeted certain areas outside our Southern California market as dedicated franchise development areas and have signed agreements with a number of experienced, multi-unit restaurant operators to open franchise units in California, Colorado, Washington, Arizona, Texas, Missouri, Illinois, Georgia, Virginia and the six New England states. To date, we have received commitments to open 130 restaurants, 14 of which have already opened.

Scalable Infrastructure and Enhanced Brand Image. Since Stephen E. Carley, our President and Chief Executive Officer, joined us in 2001, our management team has focused on driving operational improvements and upgrading our brand image to improve our competitiveness and position us for future growth. Since the beginning of 2001, we have taken the following steps:

•	invested approximately $19.0 million in capital to remodel substantially all of our company-operated restaurants, upgrade our technology platform and install new kitchen equipment, primarily to correct historical under-investment by our former parent company;

•	enhanced our logo, menu format, product offering and restaurant design;

•	strengthened our infrastructure through investments to improve customer service, enhance the restaurant oversight process and upgrade our training programs; and

•	enhanced the overall quality of our franchise base by focusing on experienced, well-capitalized operators interested in developing multiple restaurants.

Experienced Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance, having held key positions at leading food service businesses including PepsiCo Inc., Taco Bell Corp., Applebee’s International, Inc., McDonald’s Corporation and CKE Restaurants, Inc. Members of our management team were instrumental in the growth of several publicly-traded restaurant concepts prior to their tenure with us.

Growth Strategy

Increase Same-Store Sales. We have a strong track record of growing our same-store sales through a balanced mix of increasing customer traffic and average check. We will continue to drive same-store sales growth by:

•	Increasing Traffic. We intend to continue to increase traffic and transaction volume by introducing new items that complement our product base and by promoting menu items designed to deliver value in a highly competitive marketplace.

•	Increasing Average Check. We plan to increase the average customer check by selling add-on menu items, introducing new products with higher price points, selectively increasing prices on existing menu items and adjusting our menu board to encourage customers to select higher-priced menu items.

•	Executing Our Targeted Marketing Plan. Our empirical, data driven approach to marketing helps us to determine optimal pricing strategies, introduce products that reflect customer taste preferences and target advertising based on demographic profiles.

•	Enhancing Speed of Service. We currently have several initiatives to improve the speed of service for our customers, including the implementation of an improved labor scheduling system, a drive-thru timing reporting system, an additional register at each drive-thru location and a speed of service guarantee.

•	Developing Our Catering Business. We recently have begun to offer enhanced catering services at select locations and intend to introduce these services throughout our system, at both company-operated and franchised restaurants.

Increase Penetration of Existing Markets. We will continue to open new company-operated and franchise restaurants in our existing markets, including California, Nevada, Arizona and Texas. We have a significant presence in the greater Los Angeles area, and we continue to believe that a significant opportunity for new store growth remains in all of our markets. Our strategy is to develop new company-operated restaurants in the greater

Los Angeles area, Las Vegas and Fresno, California, and to partner with experienced, multi-unit restaurant operators in all other regions. Our extensive operational and site selection expertise in the greater Los Angeles area, Las Vegas and Fresno, create a strong platform on which to profitably grow our company-operated restaurant base. By partnering with experienced operators outside these areas, we expect to be able to leverage local operational and real estate expertise to generate high margin royalty revenue with limited capital investment on our part. To date, we have signed franchise development agreements with 15 franchisees to open an additional 69 restaurants in our existing markets, the majority of which we expect will open by 2009.

Develop New Markets with Experienced Local Operators. We believe that our distinct product offering and unique brand will appeal to consumers in numerous expansion markets throughout the United States. We are currently legally authorized to market franchises in all 50 states and are pursuing opportunities in those states. Our approach to developing new markets involves the identification of an experienced, local multi-unit operator, followed by a rigorous analysis of market potential before we enter into a development agreement. To date, we have signed development agreements with 9 franchisees to open an additional 61 restaurants in Illinois, New York, the six New England states, Colorado, Missouri, Georgia, Virginia and Washington, the majority of which we expect will open by 2009.

Increase Our Profitability. Over the past several years we significantly improved our operations and implemented cost controls that led to increased restaurant-level profitability. We have identified several opportunities to continue to increase our operational efficiency and reduce our costs, including:

•	Improve Restaurant Operations. We intend to continue to improve restaurant operations through the use of our rigorous scorecard system and by implementing new information technology initiatives.

•	Leverage Our Existing Infrastructure. Our infrastructure is sufficient to support substantial growth without further additional expense, and as a result, we anticipate driving increasing operating leverage over time as we expect our sales to grow faster than our general and administrative expenses.

•	Grow High Margin Franchise Revenue. Our growth strategy, which emphasizes franchise development, is expected to increase the percentage of our total revenue generated from high margin franchise royalties and is expected to increase our profitability.

Our Sponsor

Trimaran Capital Partners is a private asset management firm, headquartered in New York, with assets under management and committed capital in excess of $3 billion. Trimaran seeks long-term capital appreciation by making negotiated equity or equity-oriented investments in middle-market companies. Since 1995, Trimaran has completed 60 private equity investments totaling over $1.3 billion of equity capital, including investments in the manufacturing, health care, restaurants, retail, education, media, financial services, and utilities sectors. Trimaran’s restaurant and consumer portfolio companies include: Charlie Brown’s Inc., a leading casual steakhouse chain with 63 restaurants in the Northeast; Fortunoff, a retailer of fine jewelry and home furnishings in the New York area; Urban Brands, Inc., a specialty apparel retailer that primarily sells plus-sized apparel and accessories to Hispanic and African-American women; and Reddy Ice Group, Inc., the nation’s largest producer of packaged ice.

Risk Factors

Our growth strategies discussed above are subject to certain factors that could negatively impact our successful implementation of these growth strategies in the future. These factors, which are more fully set forth in “Risk Factors,” include:

•	food-borne illness incidents could reduce our restaurant sales;

•	the prospect of a pandemic spread of avian flu could adversely affect our business;

•	increases in the cost of chicken could materially adversely affect our operating results;

•	as most of our restaurants are concentrated in the greater Los Angeles area, our business is highly sensitive to events and conditions in the greater Los Angeles area;

•	our growth strategy depends in part on opening restaurants in new and existing markets and expanding our franchise system, and we may be unsuccessful in opening new restaurants or establishing new markets, which may adversely affect our growth;

•	we rely in part on our franchisees, and if our franchisees cannot develop or finance new restaurants or build them on suitable sites or open them on schedule, our growth and success may be affected;

•	our franchisees could take actions that harm our business;

•	our substantial level of indebtedness could materially and adversely affect our business, financial condition and results of operations;

•	if we or our franchisees face labor shortages or increased labor costs, our growth and operating results could be adversely affected; and

•	we are and could become a party to litigation claims that could materially and adversely affect our business, financial condition, results of operations or cash flows by distracting management, increasing our expenses or subjecting us to potential money damages and other penalties.

You should carefully consider the section captioned “Risk Factors” for a more complete discussion of the risks of an investment in the notes.

Our principal executive offices are located at 3333 Michelson Drive, Suite 550, Irvine, California 92612. Our telephone number is (949) 399-2000. Our Web site’s address is http://www.elpolloloco.com. We do not intend the information on our Web site to constitute part of this prospectus. We were incorporated in Delaware in 1999.

Summary of the Exchange Offer

On November 18, 2005, we completed the private placement of $125,000,000 aggregate principal amount of the original notes. As part of that offering, we entered into a registration rights agreement with the initial purchasers of the original notes, dated as of November 18, 2005, in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Securities offered

Up to $125,000,000 aggregate principal amount of 11 3/4% senior notes due 2013, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.

The exchange offer

We are offering to exchange up to $125,000,000 principal amount of our 11 3/4% senior notes due 2013 that have been registered under the Securities Act for a like principal amount of the original notes outstanding. You may tender original notes only in integral multiples of $1,000 principal amount. We will issue exchange notes as soon as practicable after the expiration of the exchange offer.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $125,000,000 aggregate principal amount of original notes outstanding.

The $125,000,000 aggregate principal amount of our original 11 3/4% senior notes due 2013 were offered under an indenture dated November 18, 2005, or the “indenture.”

Expiration date; Tenders

The exchange offer will expire at 5:00 p.m., New York City time, on                 , 2006, unless we extend the exchange offer in our sole and absolute discretion. By tendering your original notes, you represent that:

•	you are neither our “affiliate” (as defined in Rule 405 under the Securities Act) nor a broker-dealer tendering notes acquired directly from us for our own account;

•	any exchange notes you receive in the exchange offer are being acquired by you in the ordinary course of business;

•	at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving exchange notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the original notes or the exchange notes in violation of the Securities Act;

•	if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution, as defined in the Securities Act, of the original notes or the exchange notes; and

•	if you are a broker-dealer, you will receive the exchange notes for your own account in exchange for the original notes that you acquired as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the exchange notes that you receive. For further information regarding resales of the exchange notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Accrued interest on the exchange notes and original notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes or, if no such interest has been paid, from November 18, 2005. If your original notes are accepted for exchange, you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions to the exchange offer

The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for tendering original notes	Except as described in the section titled “The Exchange Offer—Guaranteed Delivery Procedures,” a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

•	if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus. See “The Exchange Offer—Procedures for Tendering.”

Special procedures for beneficial holders

If you are a beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed delivery procedures	If you wish to tender your original notes and you cannot deliver your original notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of original notes and delivery of exchange notes

Subject to the conditions stated in the section “The Exchange Offer—Conditions to the Exchange Offer” of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered as soon as practicable after the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Regulatory approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Material U.S. federal tax consequences	Your exchange of original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

Exchange agent

The Bank of New York Trust Company, N.A. is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of proceeds

We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Resales

Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

•	you are neither an affiliate of ours nor a broker-dealer tendering notes acquired directly from us for your own account.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be able to tender your original notes in the exchange offer; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

As a condition to participation in the exchange offer, each holder will be required to represent that it is not our affiliate or a broker-dealer that acquired the original notes directly from us.

Consequences of not exchanging original notes

Original notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the original notes. See “The Exchange Offer—Consequences of Exchanging or Failing to Exchange the Original Notes.”

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary of the Terms of the Exchange Notes

The following is a summary of the terms of the exchange notes. The form and terms of these exchange notes are identical in all material respects to those of the original notes except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. When we refer to the terms of “note” or “notes” in this prospectus, we are referring to the original notes and the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of the Notes” in this prospectus.

Issuer	El Pollo Loco, Inc., a Delaware corporation

Exchange notes offered	$125,000,000 aggregate principal amount of 11 3/4% senior notes due 2013

Maturity date	November 15, 2013

Interest payment dates	May 15 and November 15, beginning May 15, 2006

Guarantee

The notes will be guaranteed by Intermediate. Intermediate has no direct operations or material assets other than its wholly owned interest in EPL. EPL currently has no subsidiaries; however, to the extent we have direct and indirect subsidiaries in the future that guarantee borrowings under EPL’s existing senior secured credit facilities, the notes will also be guaranteed on an unsecured senior basis by such subsidiaries.

Ranking	The notes will be our senior unsecured obligations and will:

•	rank equally in right of payment with our existing and future senior indebtedness (including our 9 1/4% Senior Secured Notes due 2009, or the “2009 Notes”);

•	rank senior in right of payment to any of our future subordinated indebtedness; and

•	be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The guarantees by Intermediate and by our future subsidiaries that guarantee borrowings under EPL’s existing senior secured credit facilities will be a senior unsecured obligation and will:

•	rank equally in right of payment with future senior indebtedness of such guarantors; and

•	rank senior to future subordinated indebtedness of such guarantors.

See “Description of the Notes—Note Guarantees.”

As of June 28, 2006, we had outstanding approximately $258.2 million of senior indebtedness, including approximately $104.2 million of secured indebtedness.

Optional redemption	At any time on or after November 15, 2009, we may redeem some or all of the notes at the redemption prices set forth in this prospectus. See “Description of the Notes—Optional Redemption.”

Equity offering optional redemption

At any time before November 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings at 111.750% of the principal amount of such notes, plus accrued and unpaid interest, if at least 65% of the originally issued aggregate principal amount of notes remains outstanding. See “Description of the Notes—Optional Redemption.”

Change of control

Upon the occurrence of certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sales

If we sell assets under certain circumstances, we will be required to make an offer to purchase the notes with excess proceeds from the sale of the assets. See “Description of the Notes—Repurchase at the Option of Holders—Asset Sales.”

Governing law	The notes will be governed by New York law.

Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our future subsidiaries (if any) to:

•	incur additional indebtedness;

•	make restricted payments;

•	create certain liens;

•	sell assets;

•	enter into sale and leaseback transactions;

•	issue or sell preferred stock;

•	in the case of our restricted subsidiaries, restrict them from making dividends or other payments to us;

•	in the case of our restricted subsidiaries, guarantee or secure debt;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of certain of our future subsidiaries (if any) on a consolidated basis.

These covenants are subject to important exceptions and qualifications. See “Risk Factors—Risks Related to the Notes” and “Description of the Notes.”

Listing	The notes will not be listed on any exchange, PORTAL or any quotation system.

Events of default

For a discussion of certain events of default regarding the notes, see “Description of the Notes—Events of Default and Remedies.” We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required to deliver to the trustee a statement specifying such default or event of default.

Trustee	The Bank of New York Trust Company, N.A., a national banking association.

Clearance and settlement	The notes will be cleared through DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear system, or “Euroclear,” or Clearstream Banking, S.A., or “Clearstream Banking.”

Summary Consolidated Financial and Other Data

The following table contains summary historical financial data for fiscal 2001, 2002, 2003, 2004 and for the period from December 30, 2004 to November 17, 2005, derived from the consolidated, audited financial statements of Intermediate and its wholly owned subsidiary, EPL, and for the 26 weeks ended June 29, 2005, derived from the unaudited historical consolidated financial statements of Intermediate and its wholly owned subsidiary, EPL, in each case prior to CAC’s acquisition of us. We refer to ourselves as Predecessor for all periods prior to CAC’s acquisition of us. As a holding company, Intermediate’s only material asset is the stock of EPL. Intermediate does not have any operations of its own. Intermediate has fully and unconditionally guaranteed EPL’s $125,000,000 of notes. The table also contains summary historical financial data for the period from November 18, 2005 to December 28, 2005, derived from the consolidated audited financial statements of Intermediate and its wholly owned subsidiary, EPL, and for the 26-week period ended June 28, 2006, derived from the unaudited historical consolidated financial statements of Intermediate and its wholly owned subsidiary, EPL, in each case following our acquisition by CAC. We refer to ourselves as the Successor for all periods following CAC’s acquisition of us.

The unaudited historical consolidated financial statements for the 26-week periods ended June 28, 2006 and June 29, 2005 reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position and the results of operations for the periods presented. Operating results for the 26-week period ended June 28, 2006 are not necessarily indicative of the results that may be expected for fiscal 2006.

The summary financial data should be read in conjunction with the sections entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	Predecessor (1)						Successor (1)
	Fiscal Years (2)				December 30, 2004 to November 17, 2005	26 Weeks Ended June 29, 2005	November 18, 2005 to December 28, 2005	26 Weeks Ended June 28, 2006
	2001	2002	2003	2004
Income Statement Data:
(Amounts in thousands)
Restaurant revenue	$174,818	$182,549	$193,220	$204,820	$197,267	$108,335	$24,527	$120,829
Franchise revenue	11,719	12,683	13,226	14,216	13,661	7,501	1,742	8,197

Total operating revenue	186,537	195,232	206,446	219,036	210,928	115,836	26,269	129,026
Product cost	52,740	55,116	58,430	64,595	62,638	34,302	7,958	38,008
Payroll and benefits	47,821	51,983	53,608	55,200	50,325	28,094	6,746	30,838
Depreciation and amortization	14,137	13,169	13,039	13,894	12,743	7,077	1,203	4,880
Other operating expenses	53,503	54,781	60,967	65,979	65,340	34,462	7,958	39,027

Operating income	18,336	20,183	20,402	19,368	19,882	11,901	2,404	16,273
Interest expense, net	9,951	8,099	8,100	18,025	38,726	9,501	3,385	14,218

Income before income taxes	$8,385	$12,084	$12,302	$1,343	$(18,844)	$2,400	$(981)	$2,055

Net income (loss)	$4,672	$7,286	$7,370	$1,315	$(11,193)	$1,561	$(588)	$1,256

Supplementary Income Statement Data:
Restaurant other operating expense	$34,694	$36,773	$38,511	$39,900	$38,153	$20,456	$4,623	$24,534
Franchise expense	3,538	3,556	3,427	3,410	2,794	1,539	352	1,751
General and administrative expense	15,271	14,452	19,029	22,669	24,393	12,467	2,983	12,742

Total other operating expenses	$53,503	$54,781	$60,967	$65,979	$65,340	$34,462	$7,958	$39,027

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,803	$2,920	$5,378	$5,636		$9,307	$3,552	$1,678
Net property (3)	68,608	65,090	64,678	64,103		63,552	71,307	70,859
Total assets	167,846	154,852	164,288	167,238		169,772	505,919	508,209
Total debt (4)	82,895	71,457	133,230	169,582		168,816	260,314	258,200
Total stockholder’s equity (deficiency)	50,733	58,666	(3,505)	(38,875)		(37,314)	171,691	173,296

Other Financial Data:
Depreciation and amortization	$14,137	$13,169	$13,039	$13,894	$12,743	$7,077	$1,203	$4,880
Capital expenditures (5)	14,140	10,382	12,262	14,849	13,270	6,295	2,891	4,713
Ratio of earnings to fixed charges (6)	1.8x	2.3x	2.4x	1.1x	0.5x	1.2x	0.7x	1.1x

(1)	We refer to ourselves as the Predecessor for all periods prior to our acquisition by CAC and as the Successor for all periods subsequent to our acquisition by CAC.
(2)	We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal years 2001, 2002, 2004 and 2005 are 52-week fiscal years.
(3)	Net property consists of property owned and property held under capital leases.
(4)	Total Predecessor debt consists of 9¼% Senior Secured Notes due 2009 (the “2009 Notes”), 12½% Senior Discount Notes due 2010 (the “2010 Notes”), notes payable to SunTrust Bank, other notes payable and capital lease obligations. Total Successor debt consists of untendered 2009 Notes, 11¾% Senior Notes due 2013 (the “2013 Notes”), 14½% Senior Discount Notes due 2014 (the “2014 Notes”), notes payable to Merrill Lynch and capital lease obligations.
(5)	Capital expenditures consist of cash paid for the purchase of property as well as cash paid for the purchase of restaurants from franchisees which amounted to $1,288,000 and $2,421,000 in fiscal 2003 and 2004, respectively.
(6)	For purposes of calculating the ratio of earnings to fixed charges (the “Ratio”), earnings consist of net income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor. For purposes of calculating the Ratio, earnings were $18,928,000, $1,087,000, and $25,000 less than fixed charges during the Predecessor period December 30, 2004 to November 17, 2005, the Successor period November 18, 2005 to December 28, 2005, and the 26 weeks ended June 28, 2006, respectively.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this prospectus before investing in the exchange notes. If any of the following risk factors actually occur, our business, financial condition or results of operations could likely suffer which, in turn, could materially and adversely affect the price of the exchange notes.

Risks Relating to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes pursuant to the exchange offer, the original notes you hold will continue to be subject to the existing transfer restrictions. The original notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not anticipate that we will register the original notes under the Securities Act. After the exchange offer is consummated, the trading market for the remaining untendered original notes may be small and inactive. Consequently, you may find it difficult to sell any original notes you continue to hold because there will be fewer original notes of such series outstanding.

Some noteholders may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

In addition, a broker-dealer that purchased original notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange notes it received in the exchange offer. Our obligation to make this prospectus available to broker-dealers is limited. We cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Late deliveries of original notes or any other failure to comply with the exchange offer procedures could prevent a holder from exchanging its original notes.

Noteholders are responsible for complying with all exchange offer procedures. The issuance of exchange notes in exchange for original notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure.

Risks Relating to the Notes

Our substantial indebtedness may impair our financial condition and prevent us from fulfilling our obligations under the notes and our other debt instruments.

Following this offering, we will have a substantial amount of debt. As of June 28, 2006, our total debt was approximately $258.2 million, which represented approximately 60% of our total capitalization, and we had approximately $16.9 million of available borrowings under the revolving portion of EPL’s existing senior secured credit facilities.

Our substantial indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Despite current indebtedness levels, we may still be able to incur more debt. This could further exacerbate the risks associated with our substantial indebtedness.

Subject to specified limitations, the indenture governing the notes and the credit agreement governing EPL’s existing senior secured credit facilities will permit us and our future subsidiaries, if any, to incur substantial additional debt. If new debt is added to our or any such subsidiary’s current debt levels, the risks described above in the previous risk factor could intensify. See “Description of Other Indebtedness” and “Description of the Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” for additional information.

The restrictive covenants in EPL’s existing senior secured credit facilities and the indenture governing the notes may affect our ability to operate our business successfully.

The indenture governing the notes and the terms of EPL’s existing senior secured credit facilities, and our future debt instruments may, contain various provisions that limit our ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments;

•	create certain liens;

•	sell assets;

•	enter into sale and leaseback transactions;

•	issue or sell preferred stock;

•	in the case of our restricted subsidiaries, restrict them from making dividends or other payments to us;

•	in the case of our restricted subsidiaries, guarantee or secure debt;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries (if any) on a consolidated basis.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities.

In addition, EPL’s senior secured credit facilities require us to maintain specified financial ratios and satisfy certain financial condition tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants or any other restrictive covenants contained in EPL’s senior secured credit facilities or the indenture could result in an event of default. If an event of default under EPL’s senior secured credit facilities or the indenture occurs, the holders of the affected indebtedness could declare all amounts outstanding, together with accrued interest, to be immediately due and payable, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. If we are unable to pay such amounts, the lenders under EPL’s senior secured credit facilities could proceed against the collateral pledged to them. We have pledged substantially all of our assets to the lenders under EPL’s senior secured credit facilities. We cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less than the full amount you would otherwise be entitled to receive on the notes. See “Description of Other Indebtedness,” and “Description of the Notes—Certain Covenants” for additional information.

The notes and the guarantee will not be secured by any of our assets. The senior secured credit facilities are secured and our bank lenders will have a prior claim on substantially all our assets.

The notes and the guarantee will not be secured by any of our assets. However, EPL’s senior secured credit facilities is secured by substantially all of our assets, including a pledge of 100% of our stock and the stock of certain future subsidiaries (if any) of ours. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under those instruments are entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt. Accordingly, the lenders under EPL’s senior secured credit facilities have a prior claim on our assets securing the debt owed to them. In that event, because the notes and the guarantee are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

As of June 28, 2006, the aggregate amount of our senior indebtedness was approximately $258.2 million, excluding approximately $16.9 million that we had available for additional borrowing under the revolving portion of EPL’s existing senior secured credit facilities. We are permitted to borrow substantial additional secured indebtedness in the future under the terms of the indenture. See “Description of the Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “Description of the Notes—Certain Covenants—Liens.”

We will require a significant amount of cash to service all our indebtedness, including the notes, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will continue to generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness or that our cash needs will not increase. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under EPL’s senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including EPL’s senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under EPL’s senior secured revolving credit facilities could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under EPL’s senior secured credit facilities to avoid being in default. If we breach our covenants under EPL’s senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under EPL’s senior secured credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the Notes.”

We may not have the funds to purchase the notes upon the change of control offer as required by the indenture governing the notes.

Upon a change of control, as defined in the indenture, subject to certain conditions, we are required to offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The source of funds for that purchase of notes will be our available cash or cash generated from our future subsidiaries’, if any, operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any change of control to make required repurchases of notes tendered. In addition, the terms of EPL’s senior secured credit facilities limit our ability to repurchase your notes and provide that certain change of control events constitute an event of default thereunder. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all the notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default.

Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our other debt and the notes or that restrictions in EPL’s senior secured credit facilities and the indenture will not allow such repurchases. In addition, certain corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control” and “Description of Other Indebtedness” for additional information.

Federal and state statutes could allow courts, under specific circumstances, to void the subsidiary guarantees, subordinate claims in respect of the notes and require note holders to return payments received from subsidiary guarantors.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void a subsidiary guarantee or claims related to the notes or subordinate a subsidiary guarantee to all of our other debts or to all other debts of a subsidiary guarantor if, among other things, we or a subsidiary guarantor, at the time we or such subsidiary guarantor incurred the indebtedness evidenced by its subsidiary guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness; and

•	the subsidiary guarantor was insolvent or rendered insolvent by reason of such incurrence;

•	the subsidiary guarantor was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	the subsidiary guarantor intended to incur, or believed that it would incur, debts beyond the subsidiary guarantor’s ability to pay such debts as they mature.

In addition, a court could void any payment by a subsidiary guarantor pursuant to the notes or a subsidiary guarantee and require that payment be returned to such subsidiary guarantor or a fund for the benefit of the creditors of the subsidiary guarantor. The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we will not be insolvent, will not have insufficient capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or any subsidiary guarantors’ conclusions in this regard.

Risks Related to Our Business

Food-borne illness incidents could reduce our restaurant sales.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food processors makes it difficult to monitor food-safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised restaurants could negatively affect our restaurant sales if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had a material adverse impact on their operations, and we cannot assure you that we can avoid a similar impact upon the occurrence of a similar incident at our restaurants.

Negative publicity could reduce sales at some or all of our restaurants.

We are, from time to time, faced with negative publicity relating to food quality, the safety of chicken, which is our principal food product, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters at one of our restaurants. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our own operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

The prospect of a pandemic spread of avian flu could adversely affect our business.

If avian flu were to affect our supply of chicken, our operations may be negatively impacted, as prices may rise due to limited supply. In addition, misunderstanding by the public of information regarding the threat of avian flu could result in negative publicity that could adversely affect consumer spending and confidence levels. A decrease in traffic to our restaurants as a result of this negative publicity or as a result of health concerns (whether or not warranted) could materially harm our business.

Increases in the cost of chicken could materially adversely affect our operating results.

The principal food product our restaurant system uses is chicken. During fiscal 2003, fiscal 2004 and fiscal 2005, the cost of chicken included in our product cost was approximately 12.8%, 14.1% and 14.0%, respectively, of our revenue from company-operated restaurants. During the 26 weeks ended June 29, 2005 and June 28, 2006, the cost of chicken included in our product cost was approximately 14.2% and 13.4%, respectively, of our revenue from company-operated restaurants. Material increases in the cost of chicken could materially adversely affect our operating results. Changes in the cost of chicken can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability and greater international demand for domestic chicken products. If we fail to anticipate and react to increasing food costs by adjusting our purchasing practices, our cost of sales may increase and our operating results could be adversely affected. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of chicken or other food and supplies, which we purchase at prevailing market or contracted prices. We have in the past limited our exposure to chicken prices through contracts with suppliers ranging in term from one to three years. In 2005, EPL entered into new contracts with terms ranging from two to three years with two primary suppliers of chicken that expire in February 2007 and February 2008. The price that we pay for chicken has increased as a result of these new contracts. Although it appears that our menu price increases in late 2004 have significantly offset the higher prices of chicken, future increases in the cost of chicken could materially and adversely affect our business, financial condition, results of operations and cash flows.

We rely on only one company to distribute substantially all of our products to company-operated and franchised restaurants, and three companies as our principal chicken suppliers, two of which supply the majority of our chicken. Failure to receive frequent deliveries of food or other supplies could result in a loss of revenue and materially and adversely impact our operations.

Our and our franchisees’ ability to maintain consistent quality menu items significantly depends upon our ability to acquire fresh food products, including the highest quality chickens and related items, from reliable sources in accordance with our specifications on a timely basis. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of poultry diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which would adversely affect our business, financial condition, results of operations and cash flows. We have contracts with a limited number of suppliers of most chicken, food and other supplies for our restaurants. In addition, one company distributes substantially all of the products we receive from suppliers to company-operated and franchised restaurants. If that distributor or any of our suppliers fail to perform as anticipated or seek to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs and cause shortages at our restaurants that may cause our company-operated or franchised restaurants to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage and thereafter if our customers change their dining habits as a result.

As most of our restaurants are concentrated in the greater Los Angeles area, our business is highly sensitive to events and conditions in the greater Los Angeles area.

Our company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 88% of our revenues in fiscal 2004 and fiscal 2005. Our business will be materially adversely affected if we experience a significant decrease in revenues from these restaurants. Adverse changes in the demographic or economic conditions or an adverse regulatory climate in the greater Los Angeles area or the state of California could have a material adverse effect on our business. We also may have exposure to unexpected losses resulting from natural disasters or other catastrophic events affecting these areas. Catastrophes can be caused by various events, including earthquakes, fires, hurricanes, hailstorms, explosions, severe weather, or other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial.

Our growth strategy depends in part on opening restaurants in new and existing markets and expanding our franchise system. We may be unsuccessful in opening new restaurants or establishing new markets, which could adversely affect our growth.

We are reviewing additional sites for potential future El Pollo Loco restaurants. We currently plan to open seven to ten new company-operated restaurants each year. As of June 28, 2006, a total of 25 sites have been identified for new company-operated restaurant openings in 2006 through 2007. Historically, there is a period of time before a new El Pollo Loco restaurant achieves its targeted level of performance due to higher operating costs caused by start-up costs and other temporary inefficiencies. We have experienced delays in opening some of our restaurants and may experience delays in the future. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our or our franchisees’ ability to:

•	identify available and suitable restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs; and

•	obtain, for an acceptable cost, required permits and regulatory approvals.

If we are unable to open new restaurants, our earnings or revenue growth could be adversely affected and our business negatively affected as we expect a portion of our growth to come from new locations.

As part of our growth strategy, we expect to enter into new geographic markets in which we have no prior operating or franchising experience through development agreements. In fiscal 2003, 2004 and 2005, we executed development agreements for new restaurants in California, Colorado, Arizona, Illinois, Texas, Washington, New York, New Jersey and the six New England states. The development agreements executed for New York and New Jersey have since terminated. We may face challenges in entering new markets, including difficulties in hiring experienced personnel and difficulties due to our unfamiliarity with local real estate markets and demographics. In addition, we may face additional challenges as most of the consumers in the new markets we plan to enter may be unfamiliar with our brand. Consumer recognition of our brand has been important in the success of company-operated and franchised restaurants in our existing markets. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our new restaurants. Expanding our franchise network will require the implementation of enhanced business support systems, management information systems, financial controls as well as additional management, franchise support and financial resources. The failure of a significant number of restaurants that open in new markets or the failure to provide our franchisees with adequate support and resources, could materially adversely affect our business, financial condition, results of operations and cash flows.

As part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. Since we typically draw customers from a relatively small geographic area around each of our restaurants, the operating results and comparable restaurant sales for existing restaurants that are near the area in which a new restaurant opens may decline, and the new restaurant itself may not be successful, due to the close proximity of some of our other restaurants and market saturation.

We rely in part on our franchisees, and if our franchisees cannot develop or finance new restaurants or build them on suitable sites or open them on schedule, our growth and success may be affected.

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. Our top ten franchisees operate approximately half of our franchised restaurants. A loss of, or the failure of, one or more of these franchisees could have a material adverse effect on our results of operations. Additionally, if one or more of these franchisees were to become insolvent or otherwise were unwilling or unable to pay us their fees, our business could be adversely affected.

Since June 2003, we had executed development agreements that represent commitments to open 130 restaurants, 14 of which have already opened. These franchised restaurants will be located in California, Colorado, Washington, Arizona, Texas, Missouri, Illinois, Georgia, Virginia and the six New England states. The development agreements for New York and New Jersey have since terminated. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that the franchisees we select will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas, and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. The failure of franchisees to operate franchises successfully could have a material adverse effect on us, our reputation, our brands and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate acceptable lease or purchase terms for restaurant sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenue. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. The lack of adequate financing could adversely affect the number and rate of new restaurant openings by our franchisees and adversely affect our future franchise revenue. Also, we sublease certain restaurants to some existing California franchisees. If any such franchisees cannot meet their financial obligations under the sublease, or otherwise fail to honor or default under the terms of the sublease, we would be financially obligated under the master lease and could be materially adversely affected.

Our franchisees could take actions that could harm our business.

Franchisees are independent business operators and are not our employees and we do not exercise control over their day-to-day operations of the restaurants. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees do not, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted from our restaurants, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. In addition, inflation and increased food or energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard chicken-based or Mexican-inspired food favorably or that we will be able to develop new products that appeal to consumer preferences. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

We may not be able to compete successfully with other quick service and fast casual restaurants.

The food service industry, and particularly the quick service and fast casual segments, is intensely competitive. In addition, the greater Los Angeles area, the primary market in which we compete, consists of what we believe is the most competitive Mexican-inspired quick service and fast casual market in the country. We expect competition in this market to continue to be intense because consumer trends are favoring QSRs that offer healthier menu items made with better quality products. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our company-operated and franchised restaurants cannot compete successfully with other quick service and fast casual restaurants in new and existing markets, we could lose customers and our revenue may decline. Our company-operated and franchised restaurants compete with national and regional quick service and fast casual restaurant chains for customers, restaurant locations and qualified management and other restaurant staff. Compared with us, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located.

Our substantial level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

We have substantial debt service obligations. At June 28, 2006, our total debt was approximately $258.2 million, which represented approximately 60% of our total capitalization, and we had approximately $16.9 million of available borrowings under the revolving portion of EPL’s existing senior secured facilities. Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which was approximately 161% of our operating cash flow in the 26-week period ended June 28, 2006 (including 28% of our operating cash flow, which comprised repayments of borrowings under the revolving credit facilities of our existing senior secured credit facilities), which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Matters relating to employment and labor laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classifications as exempt/non-exempt minimum wage requirements, unemployment tax rates, workers’ compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

•	minimum wages;

•	mandatory health benefits;

•	vacation accruals;

•	deferred compensation and retirement plans;

•	paid leaves of absence; and

•	tax reporting.

On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint was served on us on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with us. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment.

Additionally, on or about October 18, 2005, one former general manager filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, alleged improper classification of general managers, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. The complaint was served on us on December 16, 2005. The court has ordered the case deemed complex, and assigned it to the complex litigation panel. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

If we or our franchisees face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

Labor is a primary component in the cost of operating our company-operated and franchised restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected.

In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, QSRs have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could increase our and our franchisees’ labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which could result in higher labor costs.

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable minimum wage. Increases in the minimum wage would increase our labor costs. We may be unable to increase our menu prices in order to pass these increased labor costs on to our guests, in which case our margins would be negatively affected.

We and our franchisees have been affected by increasing healthcare and workers’ compensation expenses impacting business in most industries, including ours. To manage premium increases we have been required to self-insure through higher deductibles or otherwise. If we are exposed to material liabilities that are not insured it could materially adversely affect our financial condition, results of operations and cash flows.

We may be locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our current leases are non-cancelable and typically have initial terms of 20 years and two or three renewal terms of 5 years that we may exercise at our option. We expect the leases that we enter into in the future will also be long-term and non-cancelable and have similar renewal options. Even if we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. We have obligations under leases for closed restaurants that had a net present value of $0.5 million at June 28, 2006. In addition, in connection with leases for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to renew the lease without substantial additional cost, if at all. As a result, we may close or relocate the restaurant, which could subject us to construction and other costs and risks. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant. We maintain a reserve for restaurant closures, but there can be no assurance that this reserve will cover our full exposure from all restaurant closures.

We and our franchisees are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate or sell franchises.

We and our franchisees are subject to extensive government regulation at the federal, state and local government levels. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters. We and our franchisees are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

We are also subject to regulation by the Federal Trade Commission and subject to state and foreign laws that govern the offer, sale, renewal and termination of franchises and our relationship with our franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales, fines or the requirement of us to make a rescission offer to franchisees, any of which could affect our development agreements for new restaurants that we expect to open in the future and thus could materially adversely affect our business and operating results. Such failure could also subject us to liability to our franchisees.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We have registered the names El Pollo Loco®, Pollo Bowl® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

The contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. On March 31, 2004, EPL-Mexico filed suit against us in state court in Laredo, Texas alleging, among other things, that we breached our agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to our ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in our favor by Mexico’s Supreme Court of Justice of the Nation. We successfully removed the Texas action to federal court and we have filed a counterclaim against EPL-Mexico to defend our rights to the trademarks in Mexico. We believe that EPL-Mexico’s claims are without merit and that, based on the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of our ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

We maintain as trade secrets or otherwise confidential certain proprietary standards, specifications and operating procedures. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or proprietary information, despite the existence of confidentiality agreements and other measures. If any of our trade secrets or proprietary information were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

We franchise our restaurants to various franchisees. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation.

There can be no assurance that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

We are and could become a party to litigation claims that could materially and adversely affect our business, financial condition, results of operations or cash flows by distracting management, increasing our expenses or subjecting us to potential money damages and other penalties.

From time to time, we are subject to litigation and other claims arising out of our business operations, including actions arising out of employee matters and labor laws, matters relating to our franchisees, environmental claims and complaints relating to compliance with disability regulations. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may become subject to liabilities arising from environmental laws that could likely increase our operating expenses and materially and adversely affect our business and results of operations.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we lease most of our properties and in those cases when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

While we have conducted environmental reviews of restaurants opened since 2000, we have not conducted a comprehensive environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

We depend on the services of key executives, the loss of whom could materially harm our business.

Some of our senior executives have been instrumental to our success by setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Our future performance will substantially depend on our ability to retain and motivate them. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement could be found. We believe that they could not easily be replaced with executives of equal experience and capabilities. Although we have employment agreements with our key executives, we could not prevent them from terminating their employment with us. We do not maintain key person life insurance policies on any of our executives.

Compliance with regulation of corporate governance and public disclosure may result in additional expense or divert company resources and management attention, and failure to maintain adequate internal controls or to implement new control could have a material adverse effect on our business, financial position or results of operations.

Keeping abreast of, and in compliance with, applicable laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations requires a significant amount of management attention and external resources.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires our management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by an independent public accounting firm. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Also, internal control over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In addition, during management’s review and evaluation of our internal control systems, management may discover deficiencies not only in our internal control systems, but also in our operations, which may require significant management attention and may entail significant expense to remediate, including costs relating to any financial restatement if required. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, our business, financial position and results of operations could be materially adversely affected.

We are controlled by affiliates of Trimaran, and their interests as equity holders may conflict with your interests as a holder of the notes.

Certain private equity funds affiliated with Trimaran indirectly own the majority of all of our equity. The Trimaran affiliates are able to control the election of a majority or more of our directors and the directors of any of our parent companies, the appointment of new management and the approval of any action requiring the vote of our outstanding common stock, including amendments of our certificate of incorporation, mergers or sales of substantially all our assets. The directors elected by the Trimaran affiliates are able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. The interests of our equity holders may not in all cases be aligned with your interests as a holder of the notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transaction might involve risks to you as a holder of the notes.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of exchange notes will not result in any change in our indebtedness. We have agreed to bear the expenses of the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities under the Securities Act. No underwriter is being used in connection with the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated. This ratio shows the extent to which we generate enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

	Predecessor														Successor
	Fiscal Years										12/30/04 to 11/17/05		26 Weeks Ended June 29, 2005		11/18/05 to 12/28/05		26 Weeks Ended June 28, 2006
	2000		2001		2002		2003		2004
	(dollars in thousands)
Fixed Charges:
Interest expense	$10,715		$9,951		$8,099		$8,100		$18,025		$38,726		$9,501		$3,385		$14,218
Capitalized interest	58		—		45		57		95		84		77		106		50
Interest portion of rent expense	571		577		837		756		799		733		388		82		468

Total Fixed Charges	$11,344		$10,528		$8,981		$8,913		$18,919		$39,543		$9,966		$3,573		$14,736

Earnings:
Pretax income	$4,888		$8,385		$12,084		$12,302		$1,343		$(18,844)		$2,400		$(981)		$2,055
Add fixed charges	11,344		10,528		8,981		8,913		18,919		39,543		9,966		3,573		14,736
Subtract Capitalized Interest	(58)		—		(45)		(57)		(95)		(84)		(77)		(106)		(50)

Total Earnings	$16,174		$18,913		$21,020		$21,158		$20,167		$20,615		$12,289		$2,486		$16,741
Ratio of Earnings to Fixed Charges (1)	1.4	x	1.8	x	2.3	x	2.4	x	1.1	x	0.5	x	1.2	x	0.7	x	1.1	x

(1)	For purposes of calculating the ratio of earnings to fixed charges (the “Ratio”), earnings consist of net income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor. For purposes of calculating the Ratio, earnings were $18,928,000, $1,087,000, and $25,000 less than fixed charges during the Predecessor period December 30, 2004 to November 17, 2005, the Successor period November 18, 2005 to December 28, 2005, and the 26 weeks ended June 28, 2006, respectively.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table contains selected historical financial data for fiscal 2001, 2002, 2003, 2004 and for the period from December 30, 2004 to November 17, 2005, derived from the consolidated, audited financial statements and related notes of Intermediate and its wholly owned subsidiary, EPL and for the 26 weeks ended June 29, 2005, derived from the unaudited historical consolidated financial statements of Intermediate and its wholly owned subsidiary, EPL, in each case prior to CAC’s acquisition of us. As a holding company, Intermediate’s only material asset is the stock of EPL. We refer to ourselves as Predecessor for all periods prior to CAC’s acquisition of us. Intermediate does not have any operations of its own. Intermediate has fully and unconditionally guaranteed EPL’s $125,000,000 of notes. The table also contains summary historical financial data for the period from November 18, 2005 to December 28, 2005, derived from the consolidated audited financial statements of Intermediate and its wholly owned subsidiary, EPL, and for the 13-week period ended June 28, 2006, derived from the unaudited historical consolidated financial statements of Intermediate and its wholly owned subsidiary, EPL, in each case following our acquisition by CAC. We refer to ourselves as the Successor for all periods following CAC’s acquisition of us.

The unaudited historical consolidated financial statements for the 26-week periods ended June 28, 2006 and June 29, 2005 reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position and the results of operations for the periods presented. Operating results for the 26-week period ended June 28, 2006 are not necessarily indicative of the results that may be expected for fiscal 2006.

The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	Predecessor (1)						Successor (1)
	Fiscal Years (2)				December 30, 2004 to November 17, 2005	26 Weeks Ended June 29, 2005	November 18, 2005 to December 28, 2005	26 Weeks Ended June 28, 2006
	2001	2002	2003	2004
Income Statement Data:
(Amounts in thousands)
Restaurant revenue	$174,818	$182,549	$193,220	$204,820	$197,267	$108,335	$24,527	$120,829
Franchise revenue	11,719	12,683	13,226	14,216	13,661	7,501	1,742	8,197

Total operating revenue	186,537	195,232	206,446	219,036	210,928	115,836	26,269	129,026
Product cost	52,740	55,116	58,430	64,595	62,638	34,302	7,958	38,008
Payroll and benefits	47,821	51,983	53,608	55,200	50,325	28,094	6,746	30,838
Depreciation and amortization	14,137	13,169	13,039	13,894	12,743	7,077	1,203	4,880
Other operating expenses	53,503	54,781	60,967	65,979	65,340	34,462	7,958	39,027

Operating income	18,336	20,183	20,402	19,368	19,882	11,901	2,404	16,273
Interest expense, net	9,951	8,099	8,100	18,025	38,726	9,501	3,385	14,218

Income (loss) before income taxes	$8,385	$12,084	$12,302	$1,343	$(18,844)	$2,400	$(981)	$2,055

Net income (loss)	$4,672	$7,286	$7,370	$1,315	$(11,193)	$1,561	$(588)	$1,256

Supplementary Income Statement Data:
Restaurant other operating expense	$34,694	$36,773	$38,511	$39,900	$38,153	$20,456	$4,623	$24,534
Franchise expense	3,538	3,556	3,427	3,410	2,794	1,539	352	1,751
General and administrative expense	15,271	14,452	19,029	22,669	24,393	12,467	2,983	12,742

Total other operating expenses	$53,503	$54,781	$60,967	$65,979	$65,340	$34,462	$7,958	$39,027

Balance Sheet Data (at period end):
Cash and cash equivalents	$6,803	$2,920	$5,378	$5,636		$9,307	$3,552	$1,678
Net property (3)	68,608	65,090	64,678	64,103		63,552	71,307	70,859
Total assets	167,846	154,852	164,288	167,238		169,772	505,919	508,209
Total debt (4)	82,895	71,457	133,230	169,582		168,816	260,314	258,200
Total stockholder’s equity (deficiency)	50,733	58,666	(3,505)	(38,875)		(37,314)	171,691	173,296

Other Financial Data:
Depreciation and amortization	$14,137	$13,169	$13,039	$13,894	$12,743	$7,077	$1,203	$4,880
Capital expenditures (5)	14,140	10,382	12,262	14,849	13,270	6,295	2,891	4,713

(1)	We refer to ourselves as the Predecessor for all periods prior to our acquisition by CAC and as the Successor for all periods subsequent to our acquisition by CAC.
(2)	We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal years 2001, 2002, 2004 and 2005 are 52-week fiscal years.
(3)	Net property consists of property owned and property held under capital leases.
(4)	Total Predecessor debt consists of 2009 Notes, 2010 Notes, notes payable to SunTrust Bank, other notes payable and capital lease obligations. Total Successor debt consists of untendered 2009 Notes, 2013 Notes, 2014 Notes, notes payable to Merrill Lynch and capital lease obligations.
(5)	Capital expenditures consist of cash paid for the purchase of property as well as cash paid for the purchase of restaurants from franchisees which amounted to $1,288,000 and $2,421,000 in fiscal 2003 and 2004, respectively.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial data has been derived by the application of pro forma adjustments to our historical financial statements. The unaudited pro forma income statement data for the year ended December 28, 2005 gives effect to our acquisition by CAC and our related issuance of debt as if they had occurred on the first day of that period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, and are described in the accompanying notes. The pro forma data should not be considered indicative of actual results that would have been achieved had our acquisition by CAC and related issuance of debt been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Recent Transactions” for a description of the transactions to which the following financial information gives effect. The unaudited pro forma financial data should also be read in conjunction with our historical financial statements and the notes thereto included elsewhere in this prospectus.

	Predecessor	Successor	Adjustments		Pro Forma Year Ended December 28, 2005
	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
OPERATING REVENUE:
Restaurant revenue	$197,267	$24,527			$221,794
Franchise revenue	13,661	1,742			15,403

Total operating revenue	210,928	26,269			237,197

OPERATING EXPENSES:
Product cost	62,638	7,958			70,596
Payroll and benefits	50,325	6,746			57,071
Depreciation and amortization	12,743	1,203	(4,376	)(1)	9,570
Other operating expenses	65,340	7,958	2,428	(2)	75,726

Total operating expenses	191,046	23,865	(1,948)		212,963

OPERATING INCOME	19,882	2,404	1,948		24,234

INTEREST EXPENSE—Net of interest income of $369 and $60 for the periods ended November 17, 2005 and December 28, 2005, respectively	38,726	3,385	(14,328	)(3)	27,783

LOSS BEFORE BENEFIT FOR INCOME TAXES	(18,844)	(981)	16,276		(3,549)

BENEFIT FOR INCOME TAXES	(7,651)	(393)	6,673	(4)	(1,371)

NET LOSS	$(11,193)	$(588)	$9,603		$(2,178)

(1)	Represents (i) elimination of existing depreciation and amortization expense of $13.9 million; (ii) the estimated depreciation expense of $9.1 million related to the fair value of property owned, based on the valuation of the associated assets (the calculation of the pro forma depreciation is based on the tangible property revaluation of $62.0 million with a weighted average life of approximately six years); and (iii) the estimated amortization expense of $0.5 million related to the fair value of intangible assets, which primarily consists of the franchise network valued at $8.0 million with a life of 17.5 years. The calculations above are based on a third-party revaluation of all of our tangible assets and intangible assets. For a description of the purchase price allocation for the acquisition, see Note 2 of our year end consolidated financial statements.
(2)

Represents the (i) increase in management fee payable to Trimaran Fund Management of $0.1 million; (ii) additional rent expense of $1.8 million due to the change in the fair value of favorable and unfavorable operating leasehold interests as a result of the acquisition of Holdings by CAC (the favorable leasehold interests have been revalued at $5.9 million and the unfavorable leasehold interest have been revalued at $9.2 million, with the net liability amortized over the weighted average life of the leases of approximately six years); and (iii) additional rent expense due to the recalculation of straight line rent expense of $0.5 million. The calculations in (ii) and (iii) above are based on a third-party revaluation of all of our tangible assets and intangible assets.

(3)	Represents (i) the elimination of existing interest expense of $42.1 million; (ii) the recording of interest expense of $26.7 million under our existing senior secured credit facilities, existing capitalized leases, certain other debt instruments, the 2013 Notes and the 2014 Notes; (iii) the recording of accretion for leasehold interests, which results in a $0.2 million reduction in interest expense; and (iv) amortization of deferred financing costs of our existing senior secured credit facilities, our 2013 Notes and 2014 Notes of $1.3 million. A hypothetical 1/8% change in the interest rate on the variable portion of our debt would result in a $139,000 change in our pro forma interest expense. The calculations above assume that: (i) all but $250,000 of the 2009 Notes are eliminated; (ii) all of the 2010 Notes are eliminated; (iii) all miscellaneous mortgages are eliminated; (iv) the issuance of the 2013 Notes, consisting of $125.0 aggregate principal amount at an interest rate of 11 3/4% per year, the issuance of the 2014 Notes, consisting of $39.3 aggregate principal amount at maturity at an interest rate of 14 1/2% per year, and amounts under the term loan of existing senior secured credit facilities of $104.5 million at an interest rate of 7.4% per year; and (v) deferred financing costs of $6.3 million that were incurred as a result of the issuance of to the 2013 Notes amortized over eight years, of $0.7 million that were incurred as a result of the issuance of the 2014 Notes, amortized over nine years, and $2.6 million that were incurred as a result of entering into our existing senior secured credit facilities, amortized over six years. Deferred financing costs are amortized using the effective interest method over the terms of the related notes, which vary from six to nine years.
(4)	Represents a $6.7 million increase to income taxes at the issuer’s effective tax rate of approximately 41%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data,” and our financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We own, operate and franchise restaurants specializing in marinated, flame-grilled chicken. As of June 28, 2006, our restaurant system had 341 restaurants, consisting of 146 company-operated and 195 franchised restaurants, located principally in California, with additional restaurants in Arizona, Nevada, Texas and Illinois. During fiscal 2005, we closed one company-operated and one franchised restaurant and we opened six new company-operated and seven new franchised restaurants. Our typical restaurant is a freestanding building ranging from approximately 2,200 to 2,600 square feet with seating for approximately 60 customers and offering drive-through convenience.

Our total revenue is derived from two primary sources, company-operated restaurant revenue and franchise revenue, the latter of which is comprised principally of franchise royalties and to a lesser extent franchise fees and sublease rental income. From fiscal 2004 to fiscal 2005, same-store sales growth for restaurants system-wide increased 8.2%. For the 26 weeks ended June 28, 2006, same store sales growth for restaurants system-wide increased 7.5% over the 26 weeks ended June 29, 2005.

Increases in company-operated restaurant revenue are due to growth in new company-operated restaurants and to increases in same-store sales, which includes price and transaction volume increases. We implemented a menu price increase in January 2006 and a chicken meal restructuring in May 2005. The chicken meal restructuring consisted of changing our menu to allow our customers to select chicken meals specifying white meat, dark meat or mixed pieces and changing prices accordingly.

We plan to open seven to ten company-operated restaurants per year over the next few years, which is slightly higher than our company-operated restaurant growth over the last few years. Many factors can influence sales at all or specific restaurants, including increased competition, strength of marketing promotions, the restaurant manager’s operational execution and changes in local market conditions and demographics.

Franchise revenue consists of royalties, initial franchise fees and franchise rental income. Royalties average 4% of the franchisees’ net sales. Our franchisees opened 7 new restaurants in fiscal 2005 and we believe they will open approximately 15 new restaurants in 2006, 4 of which have opened as of June 28, 2006. We believe that new franchise restaurant growth will increase as we sign development agreements with experienced franchisees in new and existing markets. We are currently legally authorized to market franchises in all 50 states and are pursuing opportunities in those states. We have entered into development agreements that, beginning in the fourth quarter of 2004, have resulted in area development fees being recognized as the related restaurants open. We sublease facilities to certain franchisees and the sublease rent is included in our franchise revenue. This revenue exceeds rent payments made under the leases that are included in franchise expense. Since we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect the portion of franchise revenue attributable to franchise rental income to decrease over time.

Product cost, which includes food and paper costs, is our largest single expense. It is subject to increase or decrease based on commodity cost changes and depends in part on the success of controls we have in place to manage product cost in the restaurants. In February 2005, we renewed our chicken contracts with terms ranging from two to three years at higher prices than the expiring contracts. One of these contracts provides a floor and ceiling price for the chicken we buy from the supplier after the first year. We implemented price increases in January 2006 and also implemented the chicken meal restructuring in May 2005 that have partially mitigated the impact of higher chicken prices on our profitability.

Payroll and benefits make up the next largest single expense. Payroll and benefits have been and remain subject to inflation, including salaries due to minimum wage increases and expenses for health insurance and workers’ compensation insurance. A significant number of our hourly staff are paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase our labor cost. Workers’ compensation insurance costs are subject to a number of factors, and although the state of California passed legislation designed to reduce workers’ compensation insurance expense to employers, we cannot predict whether such legislation will actually reduce our workers’ compensation insurance expense. We have seen a reduction in the number of workers’ compensation claims due to employee safety initiatives that we began implementing in fiscal year 2002.

Depreciation and amortization expense changed subsequent to our acquisition by CAC, which we refer to as the Acquisition, a result of fair values assigned to assets acquired and liabilities assumed at the date of the Acquisition as determined by an independent valuation company.

Other operating expenses include restaurant other operating expense, franchise expense, and general and administrative expense.

Occupancy expense increased subsequent to the Acquisition as a result of the revaluation of the fair market value of leases assumed in the Acquisition and the reduction in the annual amortization of the unfavorable leasehold interest liability.

Restaurant other operating expense includes occupancy, advertising and other costs such as utilities, repair and maintenance, janitorial and cleaning and operating supplies.

Franchise expense consists primarily of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. Franchise expense usually fluctuates primarily as subleases expire and is to some degree based on rents that are tied to a percentage of sales calculation. Because we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect franchise expense as a percentage of franchise revenue to decrease over time. Expansion of our franchise operations does not require us to incur material additional capital expenditures.

General and administrative expense has increased as a result of the issuance of our 9 1/4% Senior Secured Notes due 2009 (the “2009 Notes”), the 2010 Notes, the 2014 Notes and the original notes. Since then, we have incurred and will incur additional expenses due to rating agency fees, higher directors and officers insurance, compliance with laws relating to corporate governance and public disclosure and audit fees. In addition, in fiscal year 2004 we began to incur additional costs associated with developing disclosure controls and procedures and implementing the level of internal controls required for a company with registered securities. General and administrative expense has also increased during the past few years as a result of stock option bonus expense to restore the approximate economic position of our option holders after dividends were paid to Holdings’ shareholders in connection with the issuance of the 2009 Notes and Intermediate’s 12 1/2% Senior Discount Notes due 2010 (the “2010 Notes”).

Our company-operated restaurant-level cash flow margins (representing restaurant-level revenue less product cost, payroll and benefits and restaurant other operating expense, which is calculated as a percentage of restaurant revenue), which averaged 22% and 23% for fiscal 2004 and fiscal 2005, respectively, are influenced by many factors. Changes in same-store sales have a significant impact on restaurant-level cash flow (restaurant-level revenue less product cost, payroll and benefits, and restaurant other operating expense) due to the fixed component of certain restaurant costs that do not fluctuate as sales change. The addition of new restaurants period over period will lead to increased restaurant-level revenue and costs, but is not expected to have a significant impact on expense as a percentage of revenue.

We present restaurant-level cash flow margin, which is calculated as a percentage of restaurant revenue, as a further supplemental measure of the performance of our company-operated restaurants. For a discussion of our use of restaurant-level cash flow and restaurant-level cash flow margin and their limitations, see “Non-GAAP Financial Measures” above. The following table reconciles restaurant-level cash flow to net income (loss) for fiscal 2004 and fiscal 2005, respectively, and for the 26 weeks ended June 29, 2005 and June 28, 2006:

	Fiscal Year		26 Weeks Ended June 29, 2005	26 Weeks Ended June 28, 2006
	2004	2005 (1)
Net (loss) income	$1,315	$(11,781)	$1,561	$1,256
(Benefit) provision for income taxes	28	(8,044)	839	799
Interest expense, net	18,025	42,111	9,501	14,218
Depreciation and amortization	13,894	13,946	7,077	4,880
General and administrative expense	22,669	27,376	12,467	12,742
Franchise expense	3,410	3,146	1,539	1,751
Franchise revenue	(14,216)	(15,403)	(7,501)	(8,197)

Restaurant-level cash flow	$45,125	$51,351	$25,483	$27,449

(1)	Reflects combined results for our Predecessor period and Successor period. This information is not in accordance with GAAP. See “—Basis of Presentation” for an explanation of this information and limitations of the usefulness of this information.

Recent Transactions

On September 27, 2005, Holdings, the parent of Intermediate and the indirect parent of EPL, entered into a stock purchase agreement among CAC, Holdings, Intermediate, EPL, the equity holders of Holdings, and American Securities Capital Partners, L.P. Pursuant to the stock purchase agreement (the “Stock Purchase Agreement”), CAC, an affiliate of Trimaran Fund II, L.L.C., agreed to purchase (the “Acquisition”) all of Holdings’ issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management). On November 18, 2005, Holdings, CAC, and the other parties to the Stock Purchase Agreement completed the Acquisition. The purchase price for the stock transferred in the Acquisition was based on a debt-free purchase price (subject to adjustment as provided in the Stock Purchase Agreement for debt and debt related costs, transaction expenses, working capital and management retained equity) for all of Holdings’ issued and outstanding common stock and totaled $435.9 million. The allocation of purchase price to the fair value of assets acquired and liabilities assumed reflects preliminary estimates and is expected to be finalized during fiscal year 2006. In connection with the closing of the Acquisition, directors Glenn B. Kaufman, David L. Horing, and Stephen E. Carley were replaced by Steven A. Flyer and David L. Benyaminy on the board of Intermediate.

In October 2005, in connection with the Acquisition, we commenced a tender offer to purchase for cash any and all outstanding 2009 Notes, and Intermediate commenced a tender offer to purchase for cash any and all outstanding 2010 Notes, and we solicited consents to amend the indentures governing the 2009 and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of June 28, 2006, all of the 2010 Notes have been purchased for cash, and all except for $250,000 in aggregate principal amount of the 2009 Notes have been purchased for cash. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

On November 18, 2005, EPL Intermediate Finance Corp., a Delaware corporation (“Intermediate Finance”) issued the 2014 Notes, consisting of 14 1/2% senior discount notes due 2014 which as of June 28, 2006 had an accreted value of $22.5 million. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance Corp., a Delaware corporation (“EPL Finance”), issued the notes, consisting of $125,000,000 aggregate principal amount of 11 3/4% senior notes due 2013. The notes are guaranteed by Intermediate. EPL Finance merged with and into us, and we survived the merger and assumed EPL Finance’s obligations under the notes and the related indenture.

On November 18, 2005, EPL entered into the existing senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The existing senior secured credit facilities provide for an $104.5 million term loan and $25.0 million in revolving availability. In connection therewith, our prior credit facility with SunTrust Bank was paid off in full.

Critical Accounting Policies

This section discusses our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to recoverability of fixed assets, intangible assets, closed restaurants, insurance and contingent liabilities. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

We assess recoverability of property and equipment in accordance with SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property should be assessed for impairment. Such events or changes may include a significant change in the business climate in a particular market or trade area or a current-period operating or cash flow loss combined with historical loss or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Factors that we must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, and capital spending. With respect to closed restaurants, assets, if any, are reflected at their estimated net realizable value; liabilities of closed restaurants, which consist principally of lease obligations, are recognized at their contractual obligation, reduced by estimated future sublease income. We have not closed any restaurants during the periods presented except for normal lease expirations.

Intangible assets consist primarily of goodwill and the value allocated to our trademarks and franchise network. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill results principally from the acquisition of Holdings by an affiliate of Trimaran Fund Management L.L.C. for the Successor period November 18, 2005 through December 28, 2005 and the acquisition of Holdings by an affiliate of American Securities Capital Partners, L.P. in 1999 for the Predecessor periods.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the Company does not amortize its goodwill and certain intangible assets with an indefinite life, including domestic trademarks. The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded in 2003, 2004 and 2005.

The impairment evaluation for goodwill is conducted annually coinciding with our fiscal year end using a two-step process. In the first step, the fair value of our reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually coinciding with our fiscal year end by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Intangible assets with a definite life are amortized using the effective interest method over their estimated useful lives as follows:

Franchise network	17.5 years
Favorable leasehold interest	1 to 18 years (remaining lease term)
Unfavorable leasehold interest	1 to 20 years (remaining lease term)

Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes.

We self-insure a significant portion of our workers’ compensation and general liability insurance plans. The full extent of certain claims, in many cases, may not become fully determined for several years. We, therefore, estimate the potential obligation for both known claims and for liabilities that have been incurred but not yet reported based upon historical data and experience and use an outside consulting firm to assist us in developing these estimates. Although management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on our financial results.

Equity Incentive Awards to Officers and Employees

In December 2004, the FASB issued SFAS 123(R) which requires companies to expense the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Holdings adopted the provisions of SFAS 123(R) on December 29, 2005 using a prospective application. Under the prospective application, SFAS 123(R) applies to new awards and any awards that are modified or cancelled subsequent to the date of adoption of SFAS 123(R). Prior periods are not revised for comparative purposes. As we used the minimum value method for its pro forma disclosures under SFAS 123, existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. Of the 197,023 options we granted in fiscal 2005, 195,773, or 99.4%, were granted on December 15, 2005, which was 28 days after the Acquisition. The exercise price of these options to purchase common stock of CAC was equal to the fair market value of the underlying shares. The fair market value of the underlying shares was determined by using the price a third-party purchaser, CAC, had paid in an independent, arm’s-length transaction to acquire all of our outstanding shares of common stock on November 18, 2005. We did not obtain a contemporaneous valuation of our common stock by a third party because we believe this arm’s-length transaction most appropriately reflected the fair market value of the underlying stock on December 15, 2005. We did not obtain a contemporaneous valuation by a third party upon grant of the remaining 1,250 options granted earlier in fiscal 2005 due to the nominal size of the grant.

The Company accounted for unvested options that will be cancelled and replaced with restricted stock upon completion of an initial public offering using variable accounting, which requires us to recognize expense in future reporting periods based on the change in incremental value of the award at each reporting period. For the 26 weeks ended June 28, 2006, compensation expense of $265,000 was recognized which caused a decrease to net income of $162,000. Subsequent to the issuance of the Company’s financial statements for the 13 weeks and 26 weeks ended June 28, 2006, management determined that it had underestimated the fair value of its common stock at June 28, 2006. As a consequence, stock-based compensation expense related to options accounted for under variable plan accounting and additional paid-in capital were understated by $130,000 and $130,000, respectively, and net income was overstated by $75,000, for both of the 13 weeks and 26 weeks ended June 28, 2006. Management has determined that the impact of these errors on the financial statements for the 13 weeks and 26 weeks ended June 28, 2006 is not material using the guidance of SEC Staff Accounting Bulletin No. 99. As of June 28, 2006, the total unamortized expense related to this award was approximately $5.6 million, which will be amortized over the remaining vesting period of approximately 6.5 years, or earlier in the event of the successful completion of an initial public offering of our common stock. The procedures used in determining the unamortized expense are complex and require subjective judgments by our management. For purposes of computing the unamortized expense, we applied a probability weighted analysis of the present value of returns afforded to common shareholders under three possible future outcomes: (a) our continued operation as a private company, (b) the completion of our initial public offering and (c) a sale of our company.

The private company outcome involved applying a risk adjusted weighted average cost of capital to our projected future cash flows, which were based on a forecast of our future revenue and costs. The projected future cash flows were based on the expected performance of our business through the forecast period, without taking into account the benefit of the additional capital that would be available following an initial public offering. A risk adjusted cost of equity capital of 22.6% was calculated using a build-up of specific risk premiums, which included a risk-free rate, an equity risk premium, a risk premium for size and a company specific adjustment. The cost of equity capital in the private company outcome was further adjusted for the relative mix of debt and equity capital invested in our company to determine a weighted average cost of capital of 12.8%. This weighted average cost of capital was applied to our projected future cash flows before interest expense and dividends to determine the value of our company and the market value of our equity was calculated by subtracting our projected debt from, and adding our projected available cash to, this value of our company.

For the initial public offering outcome, the value of our company, including that portion of attributable to debt holders, was determined by multiplying our projected future earnings before interest, taxes, depreciation and amortization, or EBITDA, to a market multiple. The market multiple used was based on the market multiples of comparable companies in the restaurant industry whose stock trades in the public markets. Our projected future EBITDA was based on the expected performance of our business through the forecast period, prior to receiving additional capital. The market value of our equity in the initial public offering outcome was calculated by subtracting our projected debt from and adding our projected available cash to the value of our company as calculated above. The cost of equity capital of 22.6% was applied to the market value of our equity at the time of our assumed initial public offering.

For the future sale of the Company outcome, the value of our company, including that portion attributable to debt holders, was determined by multiplying our projected future EBITDA by the market multiple reflective of the recent acquisition of our company by CAC. The projected future EBITDA was based on the expected performance of our business through the forecast period without the benefit of the additional capital that would be available following an initial public offering. The estimated future proceeds to our equity holders was calculated by subtracting our projected debt balance from, and adding our projected available cash to, the value of our company as calculated above. The cost of equity capital of 22.6% was applied to the estimated future proceeds to our equity holders.

We did not obtain a contemporaneous valuation of our common stock by a third party because we believe the recent acquisition of our company by CAC was an arm’s-length transaction that provided an adequate basis, along with the other methods employed, to properly value our common stock on June 28, 2006.

At the date of cancellation of the original award and issuance of the replacement award upon completion of an offering, the Company will begin applying SFAS 123(R) to the award. SFAS 123(R) requires recording compensation expense for the incremental cost (the difference between the fair value of the award immediately before and after the modification) plus any unamortized intrinsic value computed on the modification date. As the fair value of the award will be equivalent before and after the modification, there will be no incremental compensation expense related to this stock award upon modification. However, compensation expense will be recorded for the unamortized intrinsic value computed on the modification date.

Beginning in fiscal 2006, pursuant to SFAS 123(R), the Company began to use the Black-Scholes option-pricing model to value compensation expense for share-based awards granted and developed estimates of various inputs, including forfeiture rate of options, expected term of the option grants, expected volatility of our common stock, comparable risk-free interest rate and expected dividend rate. The forfeiture rate is based on historical rates of option grants and reduces the compensation expense recognized. The expected term of options granted is derived from both historical and forecasted exercise activity for options granted within a specified date range. The comparable risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of stock options. Expected volatility is based on the stock price volatility for companies in our industry. We do not anticipate paying any cash dividends in the foreseeable future and therefore we use an expected dividend rate of zero. Under the prospective method of SFAS 123(R), compensation expense was recognized during the 26 weeks ended June 28, 2006 for all stock based payments granted after December 28, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

There were 17,778 options granted in the first quarter of fiscal 2006, all of which were granted on January 11, 2006. These were options to purchase common stock of CAC. The exercise price of these options was $86.43 per share and was determined to be equal to the fair market value of the underlying shares on the grant date. The fair market value of the underlying shares was determined by using the price a third-party purchaser, CAC, had paid in an independent, arm’s-length transaction to acquire all of our outstanding shares of common stock on November 18, 2005. We did not obtain a contemporaneous valuation by a third party because we believe this arm’s length transaction most appropriately reflected the fair market value of the underlying stock on the grant date.

Subsequent to the issuance of the Company’s financial statements for the 13 weeks and 26 weeks ended June 28, 2006, management determined that it had underestimated the fair value of its common stock at June 28, 2006. As a consequence, stock-based compensation expense related to options accounted for under variable plan accounting and additional paid-in capital were understated by $130,000 and $130,000, respectively, and net income was overstated by $75,000, for both of the 13 weeks and 26 weeks ended June 28, 2006. Management has determined that the impact of these errors on the financial statements for the 13 weeks and 26 weeks ended June 28, 2006 is not material using the guidance of SEC Staff Accounting Bulletin No. 99 (SAB 99).

Our management considered the following qualitative factors detailed in SAB 99 in its evaluation of the materiality of the misstatement:

•	the misstatement is a non-cash entry that impacts compensation expense and additional paid-in capital and, therefore, had no impact on cash flows;

•	the assumptions used in the probability weighted approach to valuing the enterprise possess a high degree of subjectivity;

•	the calculation of expense associated with the options that convert to restricted stock do not relate to our core business of operating restaurants, nor does it relate to the business and economic trends that impact our restaurants;

•	the $75,000 misstatement, after tax, does not change the net income of $1.2 million for the 13 and 26 weeks ended June 28, 2006 into a net loss;

•	the misstatement does not relate to a portion of our business that has been identified as playing a significant role in our operations or profitability;

•	the stock option related expense associated with the misstatement did not affect our compliance with regulatory requirements and is excluded from the calculation of the financial ratios in our debt covenants;

•	the stock option related expense associated with the misstatement excluded from the calculation of management bonuses; and

•	the misstatement did not involve concealment of an unlawful transaction.

Additionally, our management considered the misstatement as a non-cash charge that would not result in a significant market reaction if recorded, nor did our management believe that a reasonable investor would consider it as having significantly altered the information made available by us.

Our management also considered quantitative factors related to the misstatement. Our management computed the misstatement as a percentage of the following financial statement line items:

Misstatement as a percentage of:	13 weeks ended June 28, 2006	26 weeks ended June 28, 2006
Revenue	0.1%	0.06%
Operating income	1.4%	0.8%
Income before provision for income taxes	6.4%	6.3%
Net income	6.0%	6.0%

As of June 28, 2006
Total stock-based compensation to be recognized related to variable plan options	2.2%

Based on the quantitative factors described above, our management concluded that the misstatement was immaterial to revenue, operating income and total stock-based compensation to be recognized related to variable plan options. We note that the impact on income before provision for income taxes and net income is greater than 5%. However, we believe that in light of all of the available information, including the quantitative and qualitative factors described above, the misstatement is not material to our financial statements.

In the normal course of business, we must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Results of Operations

Our operating results for fiscal 2003, fiscal 2004, fiscal 2005 and for the 26-week periods ended June 29, 2005 and June 28, 2006 are expressed as a percentage of restaurant revenue below:

	Fiscal Years			26 Weeks Ended June 29, 2005	26 Weeks Ended June 28, 2006
	2003	2004	2005(1)
Income Statement Data
Restaurant revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Product cost	30.2	31.5	31.8	31.7	31.5
Payroll and benefits	27.7	27.0	25.7	25.9	25.5
Depreciation and amortization	6.7	6.8	6.3	6.5	4.0
Other operating expenses	31.6	32.2	33.0	31.8	32.3
Operating income	10.6	9.5	10.0	11.0	13.5
Interest expense	4.2	8.8	19.0	8.8	11.8
Income (loss) before income taxes	6.4	0.7	(8.9)	2.2	1.7
Net income (loss)	3.8	0.6	(5.3)	1.4	1.0

Supplementary Income Statement Data
Restaurant other operating expense	20.0	19.5	19.3	18.9	20.3
Franchise expense	1.8	1.7	1.4	1.4	1.5
General and administrative expense	9.8	11.0	12.3	11.5	10.5
Total other operating expenses	31.6	32.2	33.0	31.8	32.3

(1)	Reflects combined results for our Predecessor period and Successor period. This information is not in accordance with GAAP. See “—Basis of Presentation” for an explanation of this information and limitations of the usefulness of this information.

26 Weeks Ended June 28, 2006 Compared to 26 Weeks Ended June 29, 2005

Restaurant revenue increased $12.5 million, or 11.5%, to $120.8 million for the 26 weeks ended June 28, 2006 from $108.3 million for the 26 weeks ended June 29, 2005. This increase was partially due to an additional $6.2 million in restaurant revenue resulting from a 5.8% increase in company-operated same-store sales for the 2006 period from the 2005 period. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s one-year anniversary. The increase in restaurant revenue also was due in part to revenues of $4.2 million in fiscal 2006 from six restaurants opened in fiscal 2005 and $2.1 million from four restaurants opened in fiscal 2006.

Franchise revenue increased $0.7 million, or 9.3%, to $8.2 million for the 26 weeks ended June 28, 2006 from $7.5 million for the 26 weeks ended June 29, 2005. This increase is due primarily to an increase in royalties resulting from a 9.1% increase in franchise same-store sales.

Product cost increased $3.7 million, or 10.8%, to $38.0 million for the 26 weeks ended June 28, 2006 from $34.3 million for the 26 weeks ended June 29, 2005. These costs as a percentage of restaurant revenue were 31.5% for the 2006 period compared to 31.7% for the 2005 period. The 0.2% decrease in product cost as a percentage of restaurant revenue resulted primarily from the chicken meal restructuring in May 2005 and the menu price increases taken in January and March of 2006. This decrease was partially offset by chicken prices increasing as our new chicken contracts took effect in March 2005.

Payroll and benefit expenses increased $2.7 million, or 9.8%, to $30.8 million for the 26 weeks ended June 28, 2006 from $28.1 million for the 26 weeks ended June 29, 2005. As a percentage of restaurant revenue, these costs decreased 0.4% to 25.5% for the 2006 period from 25.9% for the 2005 period. This decrease was primarily due to margin leverage from the chicken meal restructuring in May 2005 and the menu price increases taken in January and March of 2006 and also in part to labor savings from the implementation of a labor scheduling guide used to improve labor scheduling and efficiencies.

Depreciation and amortization decreased $2.2 million, or 31.0%, to $4.9 million for the 26 weeks ended June 28, 2006 compared to $7.1 million for the 26 weeks ended June 29, 2005. These costs as a percentage of restaurant revenue decreased 2.5% to 4.0% in 2006 from 6.5% for the 2005 period. The decrease in depreciation expense is due to the increase in the estimated useful lives based on the condition of the related assets at the time of the Acquisition. The change in fair value is based on a third-party revaluation of all of our tangible and intangible assets (see Note 2 of the Company’s consolidated financial statements for a description of the purchase price allocation for the Acquisition).

Other operating expenses include restaurant other operating expense, franchise expense, and general and administrative expense.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $4.0 million, or 19.9%, to $24.5 million for the 26 weeks ended June 28, 2006 from $20.5 million for the 26 weeks ended June 29, 2005. These costs as a percentage of restaurant revenue increased 1.4% to 20.3% for the 2006 period from 18.9% for the 2005 period. The increase in operating costs is due primarily to an increase in occupancy expense of $1.7 million, which is partially attributed to the revaluation of our leases that was completed with the sale of the company. The increase is also due to higher utilities of $0.6 million, increased preopening expenses of $0.2 million and higher repair and maintenance costs of $0.7 million, which is primarily due to fryer maintenance, which was completed on all company stores in the first quarter of 2006. Credit card charges and bank fees were also $0.2 million higher due to the higher sales volume.

Franchise expense consists primarily of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense usually fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense increased to $1.8 million for the 26-week periods ended June 28, 2006 compared to $1.5 million for the 2005 period.

General and administrative expense remained relatively flat at $12.7 million for the 26 weeks ended June 28, 2006 at $12.5 million for the 26 weeks ended June 29, 2005. General and administrative expense as a percentage of revenue was 10.5% and 11.5% for the 26 weeks ended June 28, 2006 and June 29, 2005, respectively. The decrease as a percentage of revenue was primarily attributed to an asset impairment charge in the 2005 period that did not recur in the 2006 period of $1.1 million, a decrease in bonuses of $0.4 million, partially offset by increased salaries and wages of $0.7 primarily due to increased headcount, increased legal fees of $0.3 million and an increase in outside services expense of $0.2 million. The decrease was also partially offset by an increase in expense of $0.3 million due to unvested options granted in December 2005 that will be cancelled and replaced with restricted stock upon completion of an initial public offering accounted for using variable accounting, which requires us to recognize expense based on the change in the incremental value of the award at each accounting period.

Interest expense, net of interest income, increased $4.7 million, or 49.6%, to $14.2 million for the 26 weeks ended June 28, 2006 from $9.5 million for the 26 weeks ended June 29, 2005. Our average debt balances for the 2006 period increased to $259.3 million compared to $169.2 million for the 2005 period and our average interest rate increased to 10.54% for the 2006 period compared to 9.91% for the 2005 period.

Our provision for income taxes consisted of income tax expense of $0.8 million for each of the 26-week period ended June 28, 2006 and June 29, 2005, for an effective tax rate of 38.9% for 2006 and 35.0% for 2005.

As a result of the factors above, net income decreased $0.3 million to $1.3 million for the 26 weeks ended June 28, 2006 from $1.6 million for the 26 weeks ended June 28, 2005, or 1.0% and 1.4% as a percentage of restaurant revenue, for the 26 weeks ended June 28, 2006 and June 29, 2005, respectively.

Basis of Presentation

The discussion of the results of operations for the twelve months ended December 28, 2005 is based on the combined results for the Predecessor period December 30, 2004 through November 17, 2005, and the Successor period November 18, 2005 through December 28, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from fiscal 2004 to fiscal 2005. Because of purchase accounting adjustments related to our acquisition by CAC in November 2005, certain amounts may not be comparable between the twelve months ended December 28, 2005 and the twelve months ended December 29, 2004. In addition, these combined results for the Predecessor and Successor periods may not necessarily be comparable to the results presented in “Unaudited Pro Forma Financial Information” as our pro forma fiscal 2005 results. In the following discussions, we have explained and quantified any changes in results of operations for the combined 2005 period that resulted from the acquisition of us by CAC.

Fiscal Year Ended December 28, 2005 Compared to Fiscal Year Ended December 29, 2004

Restaurant revenue increased $17.0 million, or 8.3%, to $221.8 million for fiscal 2005 from $204.8 million from fiscal 2004. This increase was partially due to an additional $14.0 million in restaurant revenue resulting from a 7.0% increase in company-operated same-store sales for fiscal 2005 from fiscal 2004. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s one-year anniversary. The increase in restaurant revenue was also due in part to $4.3 million from four restaurants opened and two restaurants acquired from a franchisee in fiscal 2004 and $3.1 million from six restaurants opened in fiscal 2005. Restaurant revenue was reduced $0.8 million by the closure of a restaurant in 2005 and $3.6 million by the sale to franchisees of two restaurants and the closure of three restaurants in fiscal 2004.

Franchise revenue increased $1.2 million, or 8.4%, to $15.4 million for fiscal 2005 from $14.2 million for fiscal 2004. This increase is primarily due to an increase in royalties resulting from a 9.3% increase in franchise same-store sales.

Product cost increased $6.0 million, or 9.3%, to $70.6 million for fiscal 2005 from $64.6 million for fiscal 2004. These costs as a percentage of restaurant revenue were 31.8% for fiscal 2005 compared to 31.5% for fiscal 2004. This 0.3% increase resulted primarily from chicken prices increasing as our new chicken contracts took effect in March 2004 and February 2005. This increase was partially offset by the menu price increases taken in November 2004 and the chicken meal restructuring in May 2005.

Payroll and benefit expenses increased $1.9 million, or 3.4%, to $57.1 million for fiscal 2005 from $55.2 million for fiscal 2004. As a percentage of restaurant revenue, these costs decreased 1.3% to 25.7% for fiscal 2005 from 27.0% for fiscal 2004. This decrease was primarily due to margin leverage from the menu price increases taken in November 2004 and the chicken meal restructuring in May 2005 and also in part to labor savings from the installation of chicken marinating tumblers in all company-operated restaurants.

Depreciation and amortization remained the same at $13.9 million for fiscal 2005 and 2004. These costs as a percentage of restaurant revenue decreased to 6.3% for fiscal 2005 from 6.8% for fiscal 2004. The Successor period depreciation and amortization is based on the revaluation of our tangible and intangible assets as a result of our acquisition by CAC. Based on the revalued assets and associated lives, depreciation and amortization expense during the Successor period November 18, 2005 through December 28, 2005 decreased as a percentage of sales relative to the Predecessor period December 30, 2004 through November 17, 2005. Since the Successor period was only approximately six weeks long, the difference in depreciation and amortization schedules had a minor impact on overall depreciation expense for the fiscal 2005 combined period.

Other operating expenses include restaurant other operating expense, franchise expense, and general and administrative expense.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $2.9 million, or 7.2%, to $42.8 million for fiscal 2005 from $39.9 million for fiscal 2004. These costs as a percentage of restaurant revenue decreased 0.2% to 19.3% for fiscal 2005 from 19.5% for fiscal 2004. The increase in operating costs is due to increased credit card fees of $0.3 million due to higher fees and increased volume, increased occupancy expenses of $0.6 million, increased utilities expenses of $0.6 million primarily attributed to higher gas prices, increased pre-opening expenses of $0.3 million and increased repair, maintenance and janitorial expenses of $0.5 million. As a result of the revaluation of the fair market value of operating leases in connection with our acquisition by CAC, a negative leasehold liability for these leases was recalculated. The monthly amortization of this liability was lower during the Successor period November 18, 2005 through December 28, 2005 than the Predecessor period December 30, 2004 through November 17, 2005, resulting in increased rent expense after our acquisition by CAC. Since the Successor period was only approximately six weeks long, the difference in the amortization of the negative leasehold liability had a minor impact on overall depreciation expense for the fiscal 2005 combined period.

Franchise expense consists primarily of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense usually fluctuates primarily as subleases expire and is to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense decreased $0.3 million, or 7.7%, to $3.1 million for fiscal 2005 compared to $3.4 million for fiscal 2004. This decrease is primarily attributed to $0.3 million in expenses incurred in fiscal 2004 to participate in certain Chicago food festivals to support our national franchise effort.

General and administrative expense increased $4.7 million, or 20.8%, to $27.4 million for fiscal 2005 from $22.7 million from fiscal 2004. General and administrative expense as a percentage of revenue was 12.3% and 11.0% for the fiscal 2005 and 2004, respectively. The increase is due to a $1.5 million increase in outside services expense which is primarily attributed to the implementation costs of the Sarbanes-Oxley Act of 2002 and to increased audit and filing fees, to an increase of $1.2 million in salaries and wages due to an increase in the number of employees and annual salary increases, an increase in meetings expenses of $0.4 million and also $3.1 million in expenses incurred as a result of the sale of the Company to Trimaran. These increases were partially offset by a decrease in stock option bonus expense of $1.8 million for option holders related to the revaluation of stock options in fiscal 2004.

Interest expense, net of interest income and excluding the tender premium related to the retirement of the 2009 and 2010 Notes, in the amount of $15.7 million, and the write-off of deferred finance cost related to prior financing activities, in the amount of $6.0 million, increased $2.4 million, or 13.14%, to $20.4 million for fiscal 2005 from $18.0 million for fiscal 2004. Our average debt balances for fiscal 2005 (pre-acquisition) increased to $166.9 million compared to $159.0 million for fiscal 2004 and our average interest rate decreased to 9.06% for fiscal 2005 compared to 9.65% for fiscal 2004. Our average debt balances for fiscal 2005 (post-acquisition) increased to $260.1 million and our average interest rate was 10.19%.

Our provision for income taxes consisted of an income tax benefit of $8.0 million and an income tax expense of $28,000 for fiscal 2005 and 2004, respectively, for an effective tax rate of 40.6% for 2005 and 2.1% for 2004. The 2004 period’s effective tax rate was impacted by the reversal of a prior year reserve in the amount of $0.4 million related to the resolution of uncertainty regarding certain outstanding tax items that had given rise to a reserve.

As a result of the factors above, we had a net loss of $11.8 million, or (5.3%) as a percentage of restaurant revenue, for fiscal 2005 compared to net income of $1.3 million, or 0.7%, for fiscal 2004.

Fiscal Year Ended December 29, 2004 Compared to Fiscal Year Ended December 31, 2003

Restaurant revenue increased $11.6 million, or 6.0%, to $204.8 million for fiscal 2004, from $193.2 million for fiscal 2003. This increase was primarily due to an additional $9.6 million in restaurant revenue resulting from a 5.2% increase in company-operated same-store sales for the 2004 period from the 2003 period, which was primarily due to a stronger economy, new product introductions and menu price increases that averaged 1.8% for fiscal 2004. Restaurants enter the comparable restaurant base the first full week after that restaurant’s one-year anniversary. This increase was also due in part to $3.6 million in sales generated from a full year of operations from restaurants opened in 2003, $3.5 million from restaurants opened in 2004 and $1.5 million from two restaurants acquired from a franchisee. Restaurant revenue was reduced $3.6 million by the sale to franchisees of two restaurants in 2003 and two restaurants in 2004 and the closure of one restaurant in 2003 and three restaurants in 2004. Restaurant revenue also decreased by $2.9 million in fiscal 2004 from fiscal 2003 due to an additional 53rd week in fiscal 2003.

Franchise revenue increased $1.0 million, or 7.5%, to $14.2 million for fiscal 2004 from $13.2 million for fiscal 2003. This increase is primarily due to increased royalties resulting from a 6.7% increase in franchise-operated same-store sales for the 2004 period from the 2003 period. Additional royalties were generated from a net increase in seven franchise restaurants open in 2004 compared to 2003.

Product cost increased $6.2 million, or 10.6%, to $64.6 million for fiscal 2004 from $58.4 million for fiscal 2003. These costs as a percentage of restaurant revenue were 31.5% for fiscal 2004 compared to 30.2% for fiscal 2003. This 1.3% increase resulted primarily from chicken prices increasing 1.3% as a percentage of restaurant revenue as our new chicken contract took effect in March 2004.

Payroll and benefit expenses increased $1.6 million, or 3.0%, to $55.2 million for fiscal 2004 from $53.6 million for fiscal 2003. The increase in these costs related to the increased number of company-operated restaurants and to additional hourly labor to support increased same-store sales. As a percentage of restaurant revenue, these costs decreased 0.7% to 27.0% for fiscal 2004 from 27.7% for fiscal 2003. This decrease was primarily due to the growth in restaurant revenue and also in part to the installation of chicken marinating tumblers in all company-operated restaurants, which reduced the amount of labor required to marinate chicken.

Depreciation and amortization increased $0.9 million, or 6.6%, to $13.9 million for fiscal 2004 compared to $13.0 million for fiscal 2003. These costs as a percentage of restaurant revenue remained relatively the same at 6.8% for fiscal 2004 and 6.7% for fiscal 2003. The increase in depreciation expense is due to capital expenditures on existing restaurants for remodels and equipment upgrades.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $1.4 million, or 3.6%, to $39.9 million for fiscal 2004 from $38.5 million for fiscal 2003. As a percentage of restaurant revenue, these costs decreased 0.5% to 19.5% for fiscal 2004 compared to 20.0% for fiscal 2003 due to the leverage of higher same-store sales.

Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense remained essentially constant at $3.4 million for both fiscal 2004 and fiscal 2003.

General and administrative expense increased $3.6 million, or 18.8%, to $22.6 million for fiscal 2004 from $19.0 million for fiscal 2003. These costs as a percentage of restaurant revenue increased 1.2% to 11.0% for fiscal 2004 from 9.8% for fiscal 2003. The increase in operating costs was due in part to an impairment charge of $0.6 million, which was recorded by the company for one under-performing company-operated restaurant that will continue to operate. The increase was also due in part to the increase of $0.4 million in expense related to the revaluation of stock options completed in connection with the use of proceeds from the sale of the 2010 Notes to pay a dividend to the stockholders of Holdings, $0.5 million in increased legal fees, $0.3 million in increased director’s and officer’s insurance, $0.5 million in outside services and printing and $0.5 million in increased salaries and wages related to increased training support and additional supervisory personnel. Included in the increases outlined above are $1.0 million of expenses which were incurred as a result of the 2009 Note offerings.

Interest expense, net of interest income, increased $9.9 million to $18.0 million for fiscal 2004 from $8.1 million for fiscal 2003. This was due to the issuance of $110.0 million in aggregate principal amount at maturity of the 2009 Notes, and the issuance of $70 million in aggregate principal amount at maturity of the 2010 Notes in March 2004, offset partially by an approximate $42.1 million lower average outstanding debt balance under EPL’s existing senior secured credit facilities in 2004 compared to 2003. Interest expense for the 2009 Notes increased $9.8 million in fiscal 2004 compared to 2003, and interest expense for the 2010 Notes was $3.9 million in 2004, while interest expense under EPL’s existing senior secured credit facilities decreased $2.9 million in fiscal 2004 compared to fiscal 2003.

Our provision for income taxes consisted of income tax expense of $28,000 and $4.9 million for fiscal 2004 and fiscal 2003, or an effective tax rate of 2.1% and 40.1%, respectively. The 2004 period’s effective tax rate was impacted by the reversal of a prior year reserve in the amount of $0.4 million related to the resolution of uncertainty regarding certain income tax contingencies.

Net income as a percentage of restaurant revenue decreased to 0.6% for fiscal 2004 compared to 3.8% for fiscal 2003 primarily due to the items discussed above under general and administrative expense and interest expense.

Liquidity and Capital Resources

Our principal liquidity requirements are to service our debt and meet our capital expenditure needs. At June 28, 2006, our total debt was approximately $258.2 million, which represented approximately 60% of our total capitalization, and we had approximately $16.9 million of available borrowings under the revolving credit facility of EPL’s existing senior secured credit facilities. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and the approximately $14.1 million that we have available under the revolving portion of EPL’s existing senior secured credit facilities will be adequate to meet our future liquidity needs for the foreseeable future.

We expect our capital expenditures for fiscal 2006 to be approximately $16.6 million, which includes $11.5 million for opening new restaurants, $1.8 million for maintenance of existing sites and $3.3 million for miscellaneous capital projects. We estimate the funds required to service our debt obligations over the next twelve months to be approximately $24.1 million.

Cash and cash equivalents decreased $1.9 million from $3.6 million at December 28, 2005 to $1.7 million at June 28, 2006. In the first six months of fiscal 2006, we made $0.5 million in principal repayments on the term loan of EPL’s existing senior secured credit facilities and $2.8 million in payments to pay off borrowings under the revolving credit facility of EPL’s existing senior secured credit facilities. We made cash bonus payments of $3.2 million in 2005 related to the revaluation of stock options in connection with the 2009 and 2010 Notes. During fiscal 2005, we made $7.3 million in principal repayments on our senior credit facilities with SunTrust Bank and $19.0 million in interest payments on the 2009 Notes. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under EPL’s senior secured credit facilities in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we acquire restaurants from franchisees, our debt service requirements could increase. In addition, we may fund restaurant openings through credit received by trade suppliers and landlord contributions. If our cash flow from operations is inadequate to meet our obligations under our indebtedness we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Working Capital and Cash Flows

Fiscal 2005 amounts in this section reflect the addition of amounts for the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from fiscal 2004 to fiscal 2005.

We presently have, in the past have had, and may have in the future, negative working capital balances. The working capital deficit principally is the result of our investment to build new restaurants, remodel and replace or improve equipment in company-operated restaurants, and to acquire new restaurant information systems. We do not have significant receivables or inventories and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales and franchise revenue not needed immediately to pay for food and supplies or to finance receivables or inventories typically have been used for the capital expenditures referenced above and/or debt service payments under our existing indebtedness. As discussed above, we spent cash on a number of items directly or indirectly related to our debt financings and the acquisition of the Company by Trimaran Capital Partners L.L.C. We expect our negative working capital balances to continue to increase, based on the continuing growth of our business.

Operating Activities. We had net cash provided by operating activities of $9.9 million for the 26 weeks ended June 28, 2006 compared with net cash provided by operating activities of $13.9 million for the 26 weeks ended June 29, 2005. The decrease in cash provided by operating activities of $4.0 million in the 2006 period compared to the 2005 period was primarily attributable to decreased depreciation and amortization of assets of $2.2 million due to the revaluation that was completed with the sale of the company, an asset impairment charge that did not recur in the 2006 period of $1.1 million, and a decreased accounts payable balance of $1.1 million partially offset by a decrease in income taxes receivable of $1.8 million. We had net cash provided by operating activities of $36.0 million for fiscal 2005 compared with $21.7 million for fiscal 2004. The increase in cash provided by operating activities of $14.3 million in 2005 compared to 2004 was primarily attributable to increased amortization of deferred financing costs of $6.0 million primarily due to the early payment of the 2009 and 2010 Notes, increased other accrued expenses of $23.9 million primarily due to accrued interest which was also due to the early payoff of the 2009 and 2010 Notes and a change in the tax benefit of the exercise of stock options of $2.7 million, partially offset by a decrease in net income of $13.1 million and a change in deferred income taxes of $9.5 million.

Investing Activities. We had net cash used in investing activities of $6.7 million for the 26 weeks ended June 28, 2006 compared with $6.9 million for the 26 weeks ended June 29, 2005. The decrease in cash used in investing activities of $0.2 million was related to decreased spending in expenditures for new store construction of $0.5 million, $1.2 million spent on our POS rollout in the 2005 period that did not recur in the 2006 period, and $1.1 million in spending for other assets in the 2005 period, partially offset by $2.0 million in acquisition costs incurred in the 2006 period and $0.5 million in proceeds from disposition of assets in 2005 that did not recur in 2006. We had net cash used in investing activities of $229.7 million for fiscal 2005 compared with net cash used in investing activities of $13.5 million for fiscal 2004. The increase in cash used in investing activities of $216.2 million includes $213.8 million related to the acquisition by CAC of Holdings, of which approximately $211.0 million was used to acquire the outstanding common stock of Holdings when it was primarily held by ASCP and a $3.7 million increase in expenditures for new store construction offset partially by a $1.3 million decrease in the purchase of franchise restaurants and other property.

Financing Activities. We had net cash used in financing activities of $5.1 million for the 26 weeks ended June 28, 2006 compared with net cash used in financing activities of $3.4 million for the 26 weeks ended June 29, 2005. The increase in cash used in financing activities in the 2006 period was attributable to $1.2 million in deferred financing costs incurred in the 2006 period and the $2.8 million payment of the revolver partially offset by decreased principal payments of our new term loan. We had net cash provided by financing activities of $211.3 million for fiscal 2005 compared with net cash used in financing activities of $7.9 million for fiscal 2004. The increase in cash provided by financing activities in 2005 was attributable to $253.2 million in new debt incurred as a result of the acquisition as follows: the new term loan entered into in 2005 of $104.5 million, the net proceeds from the issuance of the notes of $123.4 million, and the issuance of and borrowings under the new revolving credit facility of $2.8 million. The increase in cash provided by financing activities was also due to the cash contribution of $155.5 million made by CAC to pay a portion of the aggregate purchase price of our acquisition by CAC in 2005 and the acquisition-related activities of the distribution to Holdings of $37.0 million that was made in the previous year. These increases were partially offset by the payment of the 2009 Notes and the 2010 Notes of $157.5 million, the payment in full of our previous term loan of $7.3 million and the increase in deferred financing costs of $5.8 million. The term loan under EPL’s existing senior secured credit facilities had an effective rate of 7.6% at December 28, 2005 and is secured by a first-priority pledge by Holdings of all of the outstanding stock of the Company, a first-priority pledge by the Company of all of EPL’s outstanding stock and a first priority security interest in substantially all of EPL’s tangible and intangible assets.

Debt and Other Obligations

Our existing senior secured credit facilities provide for a $104.5 million term loan, which has been fully drawn, and $25.0 million in revolving credit facility availability. Of this revolving credit facility, we drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit. See “Description of Other Indebtedness.”

At December 28, 2005, certain secured loans, which were assumed in connection with purchases of restaurants from franchisees were fully repaid.

We have certain land and building leases for which the building portion is treated as a capital lease. These assets are amortized over the life of the respective lease.

On November 18, 2005, Intermediate Finance issued $39,342,000 aggregate principal amount at maturity of 14 1/2% senior discount notes due 2014. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance issued $125,000,000 aggregate principal amount of 11 3/4% senior notes due 2013. The notes are guaranteed by Intermediate. EPL Finance merged with and into EPL, and EPL survived the merger and assumed EPL Finance’s obligations under the notes and the related indenture.

At December 28, 2005, we had $22,889,000 outstanding in aggregate principal amount of the 2014 Notes. No cash interest will accrue on the 2014 Notes prior to November 15, 2009. Instead, the principal value of the 2014 Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1/2% per annum compounded annually, so that the accreted value of the 2014 Notes on November 15, 2009 will be equal to the full principal amount of $39,342,000 at maturity. Beginning on November 15, 2009, cash interest will accrue on the 2014 Notes at an annual rate of 14 1/2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014.

The following table represents our contractual commitments (which includes expected interest expense) associated with obligations pursuant to our debt and other obligations disclosed above and pursuant to our restaurant operating leases as of December 28, 2005:

	Payments Due in Fiscal
	2006	2007	2008	2009	2010	Thereafter	Total
	(Amounts in thousands)
Existing senior secured credit facilities—term loan	$9,155	$9,420	$9,345	$9,245	$9,170	$107,325	$153,660
2009 Notes	23	23	23	273	—	—	342
Original Notes	14,502	14,502	14,502	14,502	14,502	168,507	241,017
2014 Notes	—	—	—	—	5,705	62,161	67,866

Capital leases(1)	2,044	1,935	1,601	984	635	2,924	10,123

Subtotal	25,724	25,880	25,471	25,004	30,012	340,917	473,008
Restaurant operating leases net (2)	14,205	13,748	11,840	10,010	8,544	59,221	117,568

Total	$39,929	$39,628	$37,311	$35,014	$38,556	$400,138	$590,576

(1)	See Note 9 of our consolidated financial statements as of and for the fiscal year ended December 28, 2005 for more information.
(2)	Does not reflect the impact of renewals of operating leases that are scheduled to expire during the periods indicated.

At June 28, 2006, we had outstanding letters of credit totaling $7.5 million, which served as collateral for our various workers’ compensation insurance programs.

Franchisees pay a monthly advertising fee of 4% of gross sales for the Los Angeles designated market area or 5% of gross sales for other markets. Pursuant to our Uniform Franchise Offering Circular, we contribute, where we have company-operated restaurants, to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the El Pollo Loco® brand. At June 28, 2006, we recorded a liability for unused advertising fees collected from franchisees of $1.4 million and had a corresponding $1.2 million obligation to contribute to the advertising fund for company-operated restaurants.

We accrued in December 2003 and paid option holders in January 2004 $1.9 million in bonuses. We made cash payments of $0.6 million in March 2005 related to the revaluation of stock options in connection with the 2009 and 2010 Notes. We paid an additional $0.5 million in November 2005 as a result of the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of September 27, 2005, among us, CAC, Holdings, EPL, the stockholders of Holdings parties thereto, and American Securities Capital Partners, L.P.

In connection with the issuance of the 2010 Notes in March 2004 and the dividend paid by Holdings shortly thereafter, the exercise prices of outstanding options to purchase shares of the common stock of Holdings were adjusted. We accrued and paid option holders in April 2004 $1.3 million in bonuses. Also, in fiscal 2004, we accrued $0.5 million in bonuses that we paid in the first quarter of 2005. We paid an additional $0.5 million in November 2005 as a result of the Stock Purchase Agreement.

As of June 28, 2006, we were in compliance with all of the financial covenants contained in EPL’s existing senior secured credit facilities. As of such date we calculated all relevant ratios under EPL’s existing senior secured credit facilities as follows:

•	our “consolidated fixed charge coverage ratio” (as such term is defined in EPL’s existing senior secured credit facilities) was 1.10 to 1;

•	our “consolidated leverage ratio” (as such term is defined in EPL’s existing senior secured credit facilities) was 5.9 to 1;

•	these two ratios were permitted to be no less than 1.00 to 1, and no greater than 6.00 to 1, respectively, as of such date.

In addition, as of June 28, 2006, we calculated our “fixed charge coverage ratio” and our “consolidated leverage ratio” (as such terms are defined in the indenture governing the 2014 Notes) at 1.13 to 1 and 5.7 to 1, respectively. Similar ratios exist in the indenture governing the original notes. The indenture governing the original notes permits us to incur indebtedness that (a) is contractually subordinated to the 2014 Notes, (b) has a maturity date after November 15, 2014, and (c) does not provide for payment of cash interest prior to November 15, 2014. The indenture also permits us to incur indebtedness if our fixed charge coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such indebtedness was incurred would have been at least 2.0 to 1, and, in the case of indebtedness incurred by us, if our consolidated leverage ratio would have been equal to or less than 7.5 to 1, all as determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such indebtedness had been incurred at the beginning of such four-quarter period. Since we do not currently meet the fixed charge coverage ratio, we are not permitted to incur additional indebtedness.

Recent Accounting Pronouncements

In October 2005, FASB issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retrospective application in accordance with FASB SFAS 154 “Accounting Changes and Error Corrections”, is permitted but not required. We do not believe that the adoption of FSP 13-1 will have a significant impact on its financial position or results of operations.

In June 2005, the FASB ratified Emerging Issues Task Force (“EITF”) 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This EITF addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This EITF is effective for leasehold improvements that are purchased or acquired after June 29, 2005. The adoption of this EITF did not have a material impact on our consolidated results of operations or financial position.

In May 2005, FASB issued SFAS 154, “Accounting Changes and Error Corrections.” SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, and that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that the adoption of SFAS 154 will have a significant impact on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 was not material to our financial statements for any of the years presented.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments. The standard is effective for us beginning with the first quarter of fiscal 2006. Because we used the minimum value method for its pro forma disclosures under SFAS 123, we will apply SFAS 123(R) prospectively to newly issued stock options. Existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. Our net income will be reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables.

About Market Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

We are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to interest on EPL’s existing senior secured credit facilities that is payable at a fixed base rate of 3% plus a variable component based on LIBOR.

A hypothetical 10% fluctuation in the variable interest rate on our existing debt of $104.5 million as of December 28, 2005 would result in an increase or decrease in interest expense of approximately $0.5 million in a given year. We do not consider the change in fair value of our long-term fixed rate debt resulting from a hypothetical 10% fluctuation in interest rates as of June 28, 2006 to be material.

Inflation

Over the past five years, inflation has not significantly affected operating results. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of our restaurant revenue were somewhat stable from fiscal 2001 to fiscal 2003, due to procurement efficiencies and menu price adjustments. However, in February 2004 we renewed our chicken contracts for a one-year term at significantly higher prices than our previous contract. In February 2005, we again renewed our chicken contracts with terms ranging from two to three years at significantly higher prices than the expiring contracts. We implemented price increases in 2004 to partially mitigate the impact of higher chicken prices on our profitability. Our workers’ compensation and health insurance costs have been and are subject to continued inflationary pressures. We have mitigated significant potential increases in our workers’ compensation insurance costs by switching from a guaranteed cost insurance program to a high deductible insurance program in 2003. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current practice of maintaining operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is our most effective tool for dealing with inflation.

BUSINESS

Our Company

El Pollo Loco, Spanish for “The Crazy Chicken” and pronounced “L-Po-yo Lo-co,” is the nation’s leading restaurant specializing in flame-grilled chicken. We strive to be the consumer’s top choice for flavor by serving high-quality meals, featuring our authentic, marinated, flame-grilled Mexican chicken. Our distinct menu, inspired by the kitchens of Mexico, along with our service format and price points, serves to differentiate our unique brand. We are strategically positioned to straddle the QSR and fast casual segments of the restaurant industry. We offer high-quality, freshly-prepared food commonly found in fast casual restaurants while at the same time providing the value and convenience typically available at traditional QSR chains. This positioning allows us to appeal to a broad range of consumers and to achieve a balanced mix between lunch and dinner sales. As a result, our company-operated restaurants generated an AUV of $1.6 million and an average check of $8.90 in fiscal 2005. When compared with QSR chains, our system-wide AUV ranked fourth nationwide in 2005 according to Nation’s Restaurant News, an industry publication, and we believe that our average check is higher than that of the typical QSR chain. We have also achieved strong same-store sales growth, with our restaurants system-wide demonstrating annual average same-store sales growth of 5.4% since 2000 and system-wide same-store sales growth of 8.2% for fiscal 2005.

Our concept originated in Guasave, Mexico in 1975, and the first El Pollo Loco restaurant in the United States opened in Los Angeles in 1980. To this day, we still use the same authentic blend of spices and citrus juice to marinate our signature flame-grilled chicken and deliver on our brand promise to “Passionately Serve Perfect Pollo Every Time.” Our typical restaurant is a free-standing building with drive-thru capability that ranges in size from 2,200 to 2,600 square feet with seating for approximately 60 people.

Our menu features our authentic flame-grilled chicken and includes approximately 50 items ranging in price from $1.00 to $22.49, most of which we prepare from scratch using fresh, high-quality ingredients. We serve a variety of individual and family-size chicken meals, which include flour or corn tortillas, freshly-prepared salsas and a variety of side orders, such as Spanish rice and pinto beans. In addition, we offer a wide variety of contemporary, Mexican-inspired entrées featuring our signature marinated, flame-grilled chicken as the central ingredient, including our specialty Pollo Bowl®, Pollo Salads, signature burritos, chicken quesadillas, chicken tortilla soup and chicken tacos. Our individual and family-size meals appeal to customers for restaurant dining or take-out during dinner time, while our more portable entrées appeal to customers at lunch time or on the go. Our high-quality, flavorful food has broad appeal, and as a result, the customer base of each of our restaurants typically reflects the demographics of its surrounding area. However, we believe that our consistent, authentically-flavored food engenders tremendous loyalty within the Hispanic population in particular.

As of June 28, 2006, our restaurant system consisted of 146 company-operated and 195 franchised restaurants located primarily in California, with additional restaurants in Arizona, Nevada, Texas and Illinois.

Industry Overview

The U.S. restaurant industry, which represents 4% of the U.S. gross domestic product, has achieved strong sales growth over the past several decades. According to the National Restaurant Association, a restaurant industry trade association, 2006 is expected to mark the 15th consecutive year of real sales growth for the industry. This growth has been driven by favorable consumer-related trends, including real gains in household income, the aging of the baby boomer generation, increases in consumer spending and, more generally, consumers’ desire for convenience. According to the USDA Economic Research Service, or ERS, dollars spent on food consumed away from home increased 35% between 1990 and 2004 in constant dollar terms. This trend is projected to continue as the percentage of dollars spent on food away from home is expected to increase from 48% in 2005 to 53% by 2010.

Total restaurant industry revenue in the United States for 2006 is estimated to be $511 billion, an increase of 5.1% over 2005’s projected restaurant industry sales, according to the National Restaurant Association. Sales at QSRs are projected to be $142 billion in 2006, an increase of 5.0% over 2005. We believe that the fast casual sub-segment’s sales growth substantially outpaced both the overall limited-service and the full-service sectors due to the growing number of consumers who demand casual-dining quality food and experience in a quick and convenient QSR delivery format and at a near-QSR price.

Consumer awareness of the nutritional characteristics of chicken is a major factor that we believe will continue to drive chicken consumption. According to the ERS, per capita consumption of chicken in the United States increased 39% from 1990 to 2004.

Business Strengths

Our Passion for Perfect Pollo. Our signature flame-grilled chicken is the cornerstone of our menu and our brand. We marinate fresh chicken in an authentic blend of citrus juice and spices in a specialized tumbler to ensure consistency and to maximize flavor. Our trained grill masters flame-grill the marinated chicken, giving it a crisp skin and golden-brown color, right in front of our customers. We accompany our chicken with side orders to create flavorful, distinctive meals. We believe our singular focus on delivering high quality, freshly-prepared chicken, from senior management down, creates loyalty and enthusiasm for our product and our brand among our customers and employees.

Unique Brand with Broad Appeal. We have strategically positioned our brand between the QSR and fast casual segments of the restaurant industry. We believe our flame-grilled cooking method and high-quality food made fresh-to-order set us apart from our QSR competition, while our convenience and value proposition differentiate us from our fast casual competition. In addition, we believe we are unique in offering both individual and family-size chicken meals and Mexican-inspired entrées, such as burritos and quesadillas. As a result, our brand appeals to a wide variety of consumers across different ethnic, age and income demographics. Our Mexican heritage and food generate a strong affinity with Hispanic customers. At the same time, we have developed a large non-Hispanic customer base and our restaurants perform well in both urban and suburban markets. This broad appeal across different ethnic groups and income levels gives us access to an extensive number of markets and increases the number of locations within each market in which our restaurants can successfully operate.

Strong Restaurant-Level Profitability. Since opening our first restaurant over 25 years ago, we have grown to be the leader in the chicken QSR market for the greater Los Angeles area, where our restaurants achieved an estimated 43% market share in 2005, according to Restaurant Trends, a restaurant industry trade publication. Our company-operated restaurants generated an AUV of $1.6 million in 2005. According to Nation’s Restaurant News, our system-wide AUV was ranked fourth among QSR chains nationwide in 2005. Our business model and operational execution also enable greater facility utilization, better labor efficiency and less food waste by generating a more balanced mix of business between lunch and dinner. This balance has in part driven our strong restaurant-level profitability, with company-operated restaurants averaging restaurant-level cash flow margins of 22% and 23% for fiscal 2004 and fiscal 2005, respectively. In the last five years, we have not closed any company-operated restaurants due to negative cash flow. In addition, our high AUV and restaurant-level profitability facilitate a strong return on invested capital for new company-operated and new franchised restaurants.

Favorable Position with Respect to Industry and Demographic Trends. We believe we are well-positioned to benefit from several fundamental trends within the restaurant industry and the U.S. population, including:

•	increased expenditure on food consumed away from home and increased consumption of freshly-prepared food brought home;

•	rapid growth of ethnic food sales, which according to New American Dimensions, a consulting and research firm, are growing at a rate twice that of the overall food industry, and the penetration of Hispanic foods in new markets, with Hispanic restaurant sales having recently surpassed both Asian and Italian restaurant sales to become the leading ethnic restaurant category according to Technomic;

•	ongoing increase in chicken consumption as consumers continue to place a high priority on the importance of eating a healthy, lower-fat diet; and

•	continued rapid growth of the Hispanic population, which is our largest customer segment, with Hispanics of Mexican origin, who have a particularly strong affinity for our menu offering, comprising 64% of the general Hispanic population and representing the fastest growing sub-segment, accounting for 72% of growth between 2000 and 2004.

Strong and Growing Franchise Base. As of June 28, 2006, approximately 57% of our restaurants were franchised and our existing franchise base consisted of many successful, long-standing multi-unit restaurant operators, with 76% of our franchised restaurants owned and operated by franchisees who have been with us for more than 10 years. Since we initiated our franchise growth strategy in June 2003, we have targeted certain areas outside our Southern California market as dedicated franchise development areas. In these areas we have entered into development agreements with a number of experienced, multi-unit operators, including some of our existing franchisees. In that time, we have received commitments to open 130 restaurants under these agreements, 14 of which have already opened. These franchised restaurants will be located in California, Colorado, Washington, Arizona, Texas, Missouri, Illinois, Georgia, Virginia and the six New England states. We believe we have been successful in attracting these franchisees due to our unique brand and strong return on invested capital.

Scalable Infrastructure and Enhanced Brand Image. Since Stephen E. Carley, our President and Chief Executive Officer, joined us in 2001, our management team has focused on driving operational improvements and upgrading our brand image to improve our competitiveness and position us for future growth. Since the beginning of 2001, we have taken the following steps:

•	invested approximately $19.0 million in capital to remodel substantially all of our company-operated restaurants, upgrade our technology platform and install new kitchen equipment, primarily to correct historical under-investment by our former parent company;

•	enhanced our logo, menu format, product offering and restaurant design;

•	strengthened our infrastructure through investments to improve customer service, enhance the restaurant oversight process and upgrade our training programs; and

•	enhanced the overall quality of our franchise base by focusing on experienced, well-capitalized operators interested in developing multiple restaurants. This has resulted in an increase in the average number of restaurants operated per franchisee from 2.3 in December 2000 to 3.5 restaurants in December 2005.

We believe these improvements better align our facilities, infrastructure and brand image with our strategy of positioning ourselves between the QSR and fast casual segments of the restaurant industry. Furthermore, we anticipate that these improvements will continue to enhance customer loyalty, increase same-store sales, drive productivity improvements and cost reductions and enhance the attractiveness of our operations to potential franchisees.

Experienced Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance having held key positions at leading food service businesses including PepsiCo Inc., Taco Bell Corp., Applebee’s International, Inc., McDonald’s Corporation and CKE Restaurants, Inc. Members of our management team were instrumental in the growth of several publicly-traded restaurant concepts prior to their tenure with us. Stephen E. Carley, our President and Chief Executive Officer, was a consumer marketing and operations veteran at General

Mills, Inc., The Pillsbury Company and PepsiCo Inc. prior to gaining extensive experience in the QSR and food service industries, serving in senior management positions at both Taco Bell Corp. and PepsiCo Inc.

Growth Strategy

Over the past few years, we have built a robust platform for growth to position us for accelerated expansion of our restaurant base. Our growth plan focuses on increasing same-store sales, opening restaurants in existing and new markets and increasing profitability.

Increase Same-Store Sales. We have a strong track record of growing our same-store sales through a balanced mix of increasing customer traffic and average check. Since 2000, our restaurants system-wide have demonstrated average same-store sales growth of 5.4%, and same-store sales growth of 8.2% in fiscal 2005. We are currently engaged in several initiatives that we believe will continue to drive same-store sales growth in the future, including:

•	Increasing Traffic. We intend to continue to increase traffic and transaction volume by introducing new items that complement our product base and by promoting menu items designed to deliver value in a highly competitive marketplace. Over the past several years, we have introduced an average of three products annually, including Pollo Salads, the Twice Grilled Burrito™, the Chicken Verde Quesadilla and chicken tortilla soup. We currently have a pipeline of new products that have been rigorously tested, which we intend to draw from to meet our goal to regularly introduce new products. Throughout the year we also promote attractively-priced family meal offers and value-added menu items that are designed to increase traffic while delivering incremental sales at a profit.

•	Increasing Average Check. We plan to increase the average customer check by selling add-on menu items, such as selections from our Loco Dollar Menu, introducing new products with higher price points, selectively increasing prices on existing menu items and adjusting our menu board to encourage customers to select higher-priced menu items. We believe that as a result of our high-quality food, authentic cooking methods and unique product offering, we will be able to continue to strategically price our menu items at a premium to our QSR competition and below our fast casual competition.

•	Executing Our Targeted Marketing. Our marketing strategy is designed to educate consumers about our unique, Mexican-inspired offerings and to position us as the consumer’s top choice for limited-service restaurant dining. We have targeted our advertising to focus on core product taste profiles and food preparation in the general market and to appeal to our Mexican heritage and tradition in the Hispanic market. We have developed and implemented a data-driven approach to marketing, which helps us to determine optimal pricing strategies, introduce products that reflect customer preferences and target advertising based on demographic profiles.

•	Enhancing Speed of Service. We currently have several initiatives to improve the speed of service for our customers, including the implementation of an improved labor scheduling system, a drive-thru timing reporting system, an additional register at each drive-thru location, and a speed of service guarantee. We believe that by increasing our accuracy and speed of service, we will improve the customer experience and drive more traffic through our restaurants.

•	Developing Our Catering Business. We recently have begun to offer enhanced catering services at select locations and intend to introduce these services throughout our system, at both company-operated and franchised restaurants. The offering features a menu that targets groups of eight or more and is comprised of multi-piece meals of our signature flame-grilled chicken, family-size side dishes and platters of our Mexican-inspired entrees. We believe the value focused offerings of our catering menu, combined with the fact that our food lends itself to ease of portability, will make this opportunity an attractive driver of incremental sales at our restaurants.

Increase Penetration of Existing Markets. We will continue to open new company-operated and franchise restaurants in our existing markets, including Southern California, where on a system-wide basis we have 250 restaurants, Central and Northern California, Nevada, Arizona and Texas. Although we have a significant presence in the greater Los Angeles area and a strong presence in our other markets, we continue to believe that a significant opportunity for new store growth remains as a result of the following:

•	we have a lower density of restaurants, as defined by population per restaurant in a market area, than some of our closest competitors;

•	our most highly penetrated market, the greater Los Angeles area, continues to generate strong same-store sales growth;

•	the markets we currently operate in have stronger population and economic growth trends than the United States as a whole; and

•	our broad appeal across demographic profiles and income levels, which enables us to generate equally strong AUVs in urban and suburban markets, provides us greater access to a variety of locations for new restaurants.

Our strategy in existing markets is to develop new company-operated restaurants in the greater Los Angeles area, Las Vegas, Fresno, California, and to partner with experienced, multi-unit restaurant operators in all other regions. Our extensive operational and site selection expertise in the greater Los Angeles area, Las Vegas and Fresno, create a strong platform on which to profitably grow our company-operated restaurant base. By partnering with experienced operators outside these areas, we expect to be able to leverage local operational and real estate expertise to generate high margin royalty revenue with limited capital investment on our part. To date, we have signed franchise development agreements with 15 franchisees to open an additional 69 restaurants in our existing markets, the majority of which we expect will open by 2009.

Develop New Markets with Experienced Local Operators. We believe that our distinct product offering and unique brand will appeal to consumers in numerous expansion markets throughout the United States. We are currently legally authorized to market franchises in all 50 states and are pursuing opportunities in those states. To date, we have signed development agreements with franchisees in Illinois, the six New England states, Missouri, Georgia, Virginia, Colorado and Washington. Our strategy to develop new markets with experienced local multi-unit operators through development agreements allows us to increase our revenue and margins with minimal additional capital investment. In identifying potential new markets, we focus first on identifying franchisees that live in the area of development, have existing real estate and operations infrastructure in place, meet certain financial criteria, possess a track record as a seasoned restaurateur and exhibit a commitment to developing a minimum of three restaurants in a specified territory. Once we identify a potential new franchisee, we perform a detailed analysis to determine market potential before we enter into a development agreement. Through this evaluation process to date we have signed development agreements with 9 franchisees to open an additional 61 restaurants in new markets, the majority of which we expect will open by 2009. In addition, we have a specialized group of management professionals who oversee the conversion of development agreements into opened restaurants. Specifically, this team aids franchisees in site selection, building, training, initial marketing and general pre-opening tasks.

In 2004, we introduced a more space efficient restaurant, or the Next Generation restaurant, that is approximately 2,000 square feet with a drive-thru and seating for 40. The Next Generation restaurant’s streamlined back of house design and improved cooking systems benefit operating procedures that enhance the portability of restaurants to new markets. The new kitchen format involves first cooking the chicken in a heat and humidity controlled convection oven to food safe temperatures and then finishing the chicken on the grill to ensure a crisp skin and golden-brown color. We believe the Next Generation restaurant facilitates restaurant growth in our existing and prospective markets as the cooking process is faster, simpler and more consistent while requiring less training and labor, and the smaller restaurant size expands the variety of real estate sites suitable for an El Pollo Loco restaurant.

Increase Our Profitability. Over the past several years we significantly improved our operations and implemented cost controls that led to increased restaurant-level profitability. We have identified several opportunities to continue to increase our operational efficiency and reduce our costs, including:

•	Improve Restaurant Operations. We intend to continue to improve restaurant operations through the use of our rigorous scorecard system and by implementing new information technology initiatives. The scorecard system, which we implemented in 2002, is instrumental to our restaurant management by driving performance and providing a basis for evaluating the compensation of our general managers and supervisors across several key performance metrics, including food safety, workers’ compensation claims, food costs, labor efficiency and customer satisfaction. This system has enabled us to, among other things, implement safety and workers’ compensation programs yielding a subsequent decline in total incidents from 238 in 2001 to 72 in 2005. We have also installed new information systems to help reduce our labor costs and improve our inventory management. Current initiatives to leverage our information technology systems to enhance operations include implementing a more efficient restaurant manager staffing system, deploying an improved hourly labor staffing matrix and evaluating a call center system to improve drive-thru times.

•	Leverage Our Existing Infrastructure. We have increased our general and administrative spending since 2001 by over $2 million to improve operations and create the infrastructure necessary to support ongoing and future growth. The increased spending has been focused on providing enhanced employee training, adding additional management employees to reduce spans of control, hiring franchise management professionals and adding resources to deploy new information technology systems and capabilities. While these expenses are ongoing in nature, the infrastructure created by this investment is sufficient to support substantial growth without further additional expense. As a result, we anticipate driving increasing operating leverage over time as we expect our sales to grow faster than our general and administrative expenses.

•	Grow High Margin Franchise Revenue. Our growth strategy, which emphasizes franchise development, is expected to increase the percentage of our total revenue generated from high margin franchise royalties and is expected to increase our profitability. We have significantly strengthened our franchise development and support infrastructure to accommodate our planned growth. We use franchising to accelerate restaurant growth in new markets, leveraging the specific local market expertise of franchise partners and minimizing our capital commitment. As of the date of this prospectus, our franchisees opened 7 new restaurants in fiscal 2005 and we believe they will open approximately 15 new restaurants in fiscal 2006, 4 of which have opened as of June 28, 2006.

Restaurant Operations and Products

Restaurant Operations and Management. Our management team places tremendous emphasis on executing our mission, which is to “Passionately Serve Perfect Pollo Every Time.” To help ensure that we deliver on this mission, we have 18 area leaders and two directors of operations that report to our vice president of operations. Each area leader typically oversees eight to nine restaurants. General managers supervise the operations of each restaurant, and they are supported by a number of assistant managers, which varies based on the sales volume of the respective restaurant.

We strive to maintain quality and consistency in our restaurants through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. Restaurant general managers, many of whom are promoted from our restaurant personnel, must complete a training program of typically six to twelve weeks during which we instruct them in various areas of restaurant management, including food quality and preparation, hospitality and employee relations. We also provide restaurant managers with operations manuals relating to food preparation and operation of restaurants. These manuals are designed to ensure uniform operations, consistently high-quality products and service and proper accounting for restaurant operations. We hold regular meetings of our restaurant managers to discuss new menu items and efficiency initiatives and to continue training in various aspects of business management. We have created a set of quantitative metrics that are used to measure the performance of both the general managers and area leaders. These metrics measure profitability, food safety, employee safety and various customer satisfaction attributes. We make this data “information that cannot be ignored” by producing a monthly scorecard, holding quarterly meetings, and considering these metrics for bonus purposes and job performance evaluations.

We have food safety and quality assurance programs that are designed to maintain the highest standards for the food products and food preparation procedures used by company-operated and franchised restaurants. We have a team of quality assurance managers that perform comprehensive restaurant audits. Quality assurance managers visit each company-operated and franchised restaurant an average of three times a year and evaluate all areas of food handling, preparation and storage. Our quality assurance team also audits our suppliers on a frequency schedule based on the potential food safety risk of each product. In 2005, there were over 800 quality control site visits to restaurants and 69 audits of various suppliers. We also have continuous food safety training that teaches employees to pay detailed attention to product quality at every stage of the food preparation cycle.

We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems and reporting requirements. We collect sales, credit card, debit card, menu item popularity and related information daily for each company-operated restaurant. We provide general managers with operating statements for their respective restaurants. Cash, credit card and debit card receipts are controlled through daily deposits to local operating accounts, which are either picked-up up by armored car or deposited to our cash concentration accounts by our managers. At our support center, we use a software program to reconcile on a daily basis the sales and cash information sent electronically from our restaurants to the cash detail electronically sent by our bank.

We devote considerable attention to controlling product costs, which are a significant portion of our restaurant expenses. We make extensive use of information technology to provide us with pertinent information on ideal food cost, inventory levels and inventory cost variances. We have implemented a new back office computer system that we believe will add more controls surrounding inventory and cash management.

Menu and Food Preparation. We are committed to serving quality chicken and Mexican-inspired food products. This process begins with the selection of fresh ingredients. In preparing menu items, we emphasize quality and freshness. We regularly inspect our vendors to ensure both that the products we purchase conform to our high-quality standards and that the prices offered are competitive. We are committed to differentiating ourselves from other QSR competitors by utilizing fresh, high-quality ingredients as well as by preparing most of our items from scratch. The menu items at each of our restaurants are prepared at that restaurant from fresh chicken and ingredients delivered several times each week.

Our marinated, flame-grilled chicken is the key ingredient to our menu items. Fresh chickens are marinated in our restaurants twice a day, using marination tumblers to ensure that our proprietary marinade deeply and consistently flavors the chicken. The cooking process on our extensive grill system does not employ any timers, so our cooks must use acquired experience to turn the chicken at the proper intervals in order to deliver our signature chicken to our customers. We believe our singular focus, from senior management down, on delivering high quality, freshly-prepared chicken creates loyalty and enthusiasm for the brand among our employees.

Our chicken is served with flour or corn tortillas, freshly-prepared salsa and a wide variety of signature side orders including Spanish rice, pinto beans, coleslaw and mashed potatoes. In addition to individual and family chicken meals in quantities of eight, 10 and 12 pieces, we also serve a wide variety of contemporary Mexican entrées including specialty chicken burritos, chicken quesadillas, our specialty Pollo Bowl® entrée, a line of fresh Pollo Salads, chicken tortilla soup, chicken tacos and taquitos. To complement our menu items, a salsa bar in each of our locations features four kinds of salsa prepared several times a day with serrano chilies, cilantro and other fresh ingredients. We also serve Fosters Freeze® brand of soft-serve ice cream products in 76 company-operated restaurants and 88 franchised restaurants.

Marketing and Advertising

Marketing Strategy. We strive to be the consumer’s top choice for flavor by serving high-quality meals, featuring our signature flame-grilled chicken, inspired by traditional Mexican cuisine. We seek to build long-term relationships with consumers based on a complete brand experience. With our brand’s authentic roots and our high-quality, tasty food, we attempt to inspire our consumers not only to frequent the brand, but to generate other customers via word-of-mouth.

We closely follow competitive trends, subscribe to secondary consumer research and conduct primary research to prioritize opportunities and stay abreast of our position in the market. Through our strategic marketing efforts and unique product offerings, we believe we have positioned ourselves into the “sweet spot” between the QSR and fast casual restaurant segments. We believe consumers find our restaurant experience superior to traditional fast food restaurants but not as high-priced or inconvenient as fast casual restaurants.

We have developed and implemented an empirical, data-driven approach to market spending. This analytical approach has begun to allow management to view real-time customer trends and preferences which we then use to determine optimal pricing strategies, customer taste preferences and demographic profiles. As a result of analyzing this data, we have developed a metric that assigns all items on the menu a “piece of chicken” equivalent. Sales per equivalent piece of chicken sold reveals pricing and promotion impact by factoring out the impact of the “bundled” family meals. We use this and other metrics to analyze potential promotions and to perform comparative post-promotion analyses to evaluate the accuracy of the assumptions made for each promotion.

Promotional/Discount Strategy. We develop promotions designed to deliver value in a highly competitive marketplace. Each year, the calendar is divided into six promotional periods of approximately eight weeks each that feature new products, attractively-priced family meal offers and/or value-added promotions. Each promotional period features an advertised focus and in-restaurant components. To avoid unprofitable discounting, we use internal modeling aids to assist the marketing team in developing promotions designed to deliver incremental sales at a profit.

Advertising Strategy. We have developed key consumer insights that define consumer segments and their motivators. Our advertising is designed to capture our brand by stirring consumers’ preferences for wholesome, flavorful food without compromising convenience. Our advertising strategy is centered on EPL’s signature, flame-grilled chicken while reinforcing our authentic Mexican-flavor profile. To most effectively execute this plan, we have developed targeted campaigns for the Hispanic market in addition to separate campaigns for the broader general market.

Our target audience is 25 to 49 years old with a balanced gender mix. We use television and radio advertising as the primary medium in markets where there is adequate market penetration. We use in-restaurant merchandising materials to further convey the freshness and quality of the menu. We periodically use print media to introduce new products and deliver brand communication along with purchase incentives. We implement public relations activities to carry our brand messaging into the consumer press and strengthen our ties to our customer community.

Annual advertising expenditures are approximately 4% of company-operated and franchised store revenues in the Los Angeles market area and 5% of company-operated and franchised store revenues in markets outside of the Los Angeles market area. Approximately 30% of total advertising is spent on Spanish-language initiatives in the Hispanic market.

Pricing Segmentation Initiative. In the first half of fiscal 2005, we tested and rolled out our chicken meal restructuring, a two-tier pricing strategy for bone-in chicken. Whereas the typical price for a two-piece chicken meal was previously $4.49 and the type of meat was not specified by the customer, the new plan has shifted typical pricing to $4.99 for a breast and wing and $4.29 for a leg and thigh. As a result of this initiative, we are able to buy a “Saddle Cut” chicken from suppliers consisting of the lower half of a whole chicken (a leg and a thigh), which is significantly lower priced as compared to a whole chicken. In addition, customers receive exactly the type of meat they desire, increasing order accuracy, value proposition and customer satisfaction. We believe this change has enhanced sales.

Intellectual Property

Trademarks and Service Marks. We have registered the names El Pollo Loco®, Pollo Bowl® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are unsuccessful, or if any third party misappropriates or infringes on our intellectual property, either in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance. Our policy is to pursue and maintain registration of our service marks and trademarks in those countries where our business strategy requires us to do so and to oppose vigorously any infringement or dilution of our service marks or trademarks in such countries.

The contractual rights to use the name El Pollo Loco® and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and EPL-Mexico, a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of El Pollo Loco restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. On March 31, 2004, EPL-Mexico filed suit against EPL in state court in Laredo, Texas, alleging, among other things, that we breached our agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to our ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in our favor by Mexico’s Supreme Court of Justice of the Nation. We successfully removed the Texas action to federal court and have filed a counterclaim against EPL-Mexico to defend our rights to the trademarks in Mexico. We believe that EPL-Mexico’s claims are without merit and that, based on the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of our ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

Franchise Program

We use franchising as our strategy to accelerate new restaurant growth in new markets, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of June 28, 2006, there were a total of 195 franchised restaurants, operated by 56 franchisees and 1 licensee (operating at Universal Studios Theme Park in Los Angeles, California). Franchisees range in size from single restaurant operators to our largest franchisee, which currently operates 29 restaurants. We employ five franchise consultants who work with franchisees to maintain system-wide quality. These consultants assist franchisees with new site proposals, new restaurant openings, marketing programs and ongoing operations activities. To support the expected growth in franchise restaurants, we have invested in a dedicated team of franchise management professionals including two directors of franchise sales, along with managers of operations, field marketing, training, real estate and purchasing.

Our standard franchise agreement gives our franchisees the right to use our trademarks, service marks, trade dress and our proprietary recipes, systems, manuals, processes and related items. We also provide our franchisees with access to training, marketing, quality control, purchasing, distribution and operations assistance. We are not obligated to and currently do not provide nor plan to provide any direct or indirect financing or financing guarantees for our franchisees. The franchisee is required to pay an initial franchise fee of $40,000 for a 20-year franchise term per restaurant and in most cases, a renewal fee for a successor franchise agreement beyond the initial term. The initial franchise fee is reduced to $30,000 for second and subsequent restaurants opened under a development agreement. The franchisee is also required to pay monthly royalty fees of 4% of gross sales as well as monthly advertising fees of 4% for the Los Angeles designated market area or 5% for other markets. We contribute where we have company-operated restaurants to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the brand.

We have recently entered into new development agreements with many of our existing franchisees. Under our new form of development agreement, we generally grant exclusive rights to a prospective franchisee, who may be an existing franchisee, to develop a specified number of restaurants in a defined territory within a specified period of time. Our new form of development agreement typically requires the opening of three or more restaurants, with the first restaurant to be opened within eighteen months after execution of the development agreement and each subsequent restaurant to be opened within twelve-month intervals thereafter. A new development agreement will typically outline a schedule of requirements that the prospective franchisee must meet, such as site selection and acquisition, and will typically require the developer to use diligent efforts to obtain government approvals and complete construction in order to open the restaurants as scheduled. If a prospective franchisee who has been granted an exclusive territory fails to meet the schedule set forth in the development agreement, the prospective franchisee could lose its exclusive rights in the defined territory and, in certain circumstances, the development agreement and the right to open our restaurants could terminate. Under the development agreement, we collect a development fee of $10,000 per restaurant, which is applied to the initial franchise fee when the franchise agreement for a restaurant is signed. In some circumstances, when a prospective franchisee does not meet the development schedule and the development agreement is terminated or expires, the development fee is forfeited.

Under our agreement with Fosters Freeze International, Inc., our franchisees in California may also enter into a sublicense agreement with us under which they may sell a limited Fosters Freeze® menu in their restaurants.

As a result of an initiative in the mid-1990’s to transfer certain company-operated restaurants to new franchisees, some franchisees sublease their restaurants from us. However, most franchisees currently either purchase the real estate upon which the restaurants are operated or enter into direct leases with third-party owners of real estate.

Purchasing

Our ability to maintain consistent quality throughout our restaurants depends in part upon the ability to acquire food products and related items from reliable sources in accordance with our specifications. We have a contract with one national distributor for substantially all of the food and supplies, including the chicken that our company-operated restaurants receive from our suppliers. Fresh chicken is typically delivered every other day to each restaurant. We have recently entered into a new five-year distribution agreement with our long-standing distributor which expires August 15, 2010. Currently, all franchisees are required to use this distributor as the sole approved distributor and they must purchase food and supplies only from Company-approved suppliers.

We regularly inspect vendors to ensure both that the products purchased conform to our high-quality standards and that the prices offered are competitive. To support this, we have a quality assurance team that performs comprehensive supplier audits on a frequency schedule based on the potential food safety risk of each product. In 2005, the quality control team conducted 69 supplier audits. With the exception of our distributor and chicken and beverage suppliers, we normally contract for food and paper items at fixed price contracts ranging from one to two years.

In February 2005, we entered into a new five-year contract with our beverage supplier, which provides for a marketing allowance based on gallons sold. A portion of the marketing allowance is specifically earmarked to be used to support our beverage product advertising programs. All franchisees are required to purchase beverages from Company-approved suppliers.

Historically, we have been able to limit our exposure to chicken prices through contracts ranging in term from one to three years and through menu price increases. In February of 2005, we entered into new contracts with our two current suppliers of whole chicken with terms that expire in February 2007 and February 2008. The cost of chicken under these new contracts is higher than under our prior contracts. We raised prices in September and November 2004 to help offset the impact of the increased price of chicken. Chicken makes up the largest part of our total product cost, approximately 14.0% of our revenue from company-operated restaurants for fiscal 2005.

Competition

We operate in the restaurant industry, which is highly competitive and fragmented. The number, size and strength of competitors vary by region. Competition includes a variety of locally owned restaurants and national and regional chains that offer dine-in, carry-out and/or delivery services. Our competition in the broadest perspective includes restaurants, pizza parlors, coffee shops, street vendors, convenience food stores, delicatessens and supermarkets. We do not have any direct competitors. However, we indirectly compete with chicken-specialty QSRs and Mexican QSRs, as well as fast casual restaurants and franchisors of other restaurant concepts. We believe that QSR competition is based primarily on quality, taste, quickness of service, value, name recognition, restaurant location and customer service. The fast casual restaurant industry is also highly competitive. We believe that competition within the fast casual restaurant segment is based primarily on price, taste, quality and the freshness of the menu items and the comfort and ambiance of the restaurant environment.

In addition, we compete with franchisors of other restaurant concepts for prospective franchisees.

Our greatest strength in this competitive environment is our high-quality food. We believe we are positioned to take advantage of a number of consumer trends, including the impact of the Hispanic culture on food and flavors, growth of the Mexican food segment, increased interest in healthy dining and the growth of the Hispanic population in many regions of the United States, which should each provide us with opportunities to continue to grow our market position in existing and new markets. We believe we can continue to increase our market share with our marketing focus on building our brand, as well as our operations focus on achieving improvements in all aspects of customer service.

Regulation

Our business is subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes. Failure to obtain or retain food or other licenses would adversely affect the operations of our restaurants. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations.

The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We believe that federal and state environmental regulations have not had a material effect on our operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new restaurants.

We also are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, worker’s compensation rates, citizenship requirements and other working conditions. A significant number of our hourly staff are paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase our labor cost. We are also subject to the Americans With Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment.

Many states, including California, and the Federal Trade Commission require franchisors to transmit specified disclosure statements to potential franchisees when offering or modifying a franchise. Some states require us to register our franchise offering documents and file our advertising material before we may offer a franchise for sale. Our non-compliance could result in civil or criminal penalty, rescission of a franchise, and suspension of our ability to offer and sell franchises in a state. We believe that our Uniform Franchise Offering Circular, together with any applicable state versions or addenda, complies in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising. As of December 28, 2005, we are marketing to both new and existing franchisees in all 50 states and are awaiting state regulator approval to market in the remaining states.

Environmental Matters

Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we lease most of our properties, or when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at or emanating from any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

We have conducted environmental reviews of restaurants opened since 2000, but we have not conducted a comprehensive environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

Employees

As of June 28, 2006, we had approximately 4,041 employees, of whom approximately 3,348 were hourly restaurant employees, 152 were salaried general managers engaged in managerial capacities, 415 were assistant managers and 126 were corporate and office personnel. Most of our restaurant employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees are covered by a collective bargaining agreement. We believe that we generally have good relations with our employees.

Properties

Our restaurants are either free-standing facilities, typically with drive-thru capability, or attached restaurants. The average free-standing restaurant provides seating for approximately 60 customers while the average attached restaurant provides seating for approximately 40 customers. A typical restaurant generally ranges from 2,200 to 2,600 square feet. For a majority of our company-operated restaurants, we lease land on which our restaurants are built. Our leases generally have terms of 20 years, with two or three renewal terms of five years. Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on revenue above specified levels. Generally, leases are “net leases” that require us to pay a pro rata share of taxes, insurance and maintenance costs. We own 19 properties and currently operate or license to franchisees the right to operate restaurants on all of these properties. All 19 of these owned properties are subject to mortgages that secure the existing senior secured credit facilities. In addition, we lease 127 properties on which we operate restaurants.

We lease our executive offices consisting of approximately 18,900 square feet in Irvine, California for a term expiring in September 2007. We believe that our current office space is suitable and adequate for its intended purposes and our near-term expansion plans.

Litigation

On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint was served on us on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with us. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment.

On or about October 18, 2005, a former manager, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, alleged improper classification of general managers, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. We were served with this complaint on December 16, 2005. The court has ordered that the case be deemed complex and assigned it to the complex litigation panel. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

We are also subject to litigation relating to intellectual property matters. See “—Intellectual Property.”

We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operation and cash flows.

MANAGEMENT

The following table sets forth certain information regarding our board of directors and executive officers.

Name	Age(1)	Position
Stephen E. Carley(2)	53	President, Chief Executive Officer and Director
Karen Eadon	52	Senior Vice President of Marketing and Chief Marketing Officer
Joseph Stein(3)	45	Senior Vice President of Finance, Chief Financial Officer and Treasurer
Brian Berkhausen	52	Senior Vice President of Development
Kenneth W. Clark(4)	57	Vice President of Operations
Jeanne Scott	58	Senior Vice President of Human Resources and Training and Assistant Secretary
Pamela R. Milner(5)	51	Senior Vice President, General Counsel and Secretary
Stephen Sather(6)	58	Senior Vice President of Operations
Brian Carmichall(6)	42	Vice President of Development
Thomas Giannetti(6)	42	Vice President of Information Technology
Andrew R. Heyer(7)	48	Director
Dean C. Kehler(8)	49	Director
Steven A. Flyer(9)	40	Vice President, Assistant Secretary and Director
David L. Benyaminy(10)	35	Director
Glenn B. Kaufman	38	Director
Dennis J. Lombardi	59	Director

(1)	As of July 1, 2006
(2)	Mr. Carley is President of both Intermediate and EPL.
(3)	Mr. Stein is also a Vice President of Intermediate.
(4)	Mr. Clark resigned as an executive officer of EPL effective January 25, 2006.
(5)	Ms. Milner is also Assistant Secretary of Intermediate.
(6)	Mr. Sather, Mr. Carmichall and Mr. Giannetti were elected as executive officers in January 2006.
(7)	Mr. Heyer is also a Vice President of Intermediate.
(8)	Mr. Kehler is also a Vice President of Intermediate.
(9)	Mr. Flyer is also a Director and Vice President of Intermediate.
(10)	Mr. Benyaminy is also a Vice President, Secretary and Director of Intermediate.

Stephen E. Carley has been the President, Chief Executive Officer and a director of EPL since April 2001. Mr. Carley has been our President since June 2004. Mr. Carley has over 12 years of experience in the restaurant and food-service industries, including from 1993 to November 1996 when Mr. Carley served in various capacities, including National Vice President of Development, for Taco Bell Corporation. From November 1996 to October 1998, Mr. Carley was President of Universal Studios Hollywood Theme Park and Citywalk, a division of Universal Studios, Inc. From January 1999 to April 2001, Mr. Carley served as President of OnRadio.com, a website hosting and design business, and chief executive officer of JoePix.com and President of PhotoPoint Corporation, two digital-imaging companies.

Karen Eadon has been the Vice President and Chief Marketing Officer of EPL since October 2002. Ms. Eadon was promoted to Senior Vice President of Marketing and Chief Marketing Officer of EPL on January 11, 2006. From November 2000 to October 2002, Ms. Eadon served as Vice President, U.S. Marketing for McDonald’s Corporation. From March 1999 to October 2000, she served as Senior Vice President, Marketing, for Applebee’s International, Inc. From April 1995 to March 1999, she served as Vice President, Retail Marketing for Arco Products Company, the refining and marketing division of ARCO.

Joseph Stein has been our Treasurer since April 2002, our Vice President since June 2004 and EPL’s Vice President of Finance, Chief Financial Officer and Treasurer since April 2002. Mr. Stein was promoted to Senior

Vice President of Finance and Chief Financial Officer of EPL on January 11, 2006. From April 1999 to April 2002, Mr. Stein served as Vice President and Chief Strategic and Financial Officer for Rubio’s Restaurants, Inc. From January 1997 to April 1999, he served as Executive Vice President and Chief Administrative Officer for Checkers Drive-In Restaurants, Inc.

Brian Berkhausen has been Vice President of Development of EPL since December 1997. Mr. Berkhausen was promoted to Senior Vice President of Development of EPL on January 11, 2006. From May 1996 to November 1997, Mr. Berkhausen served as Director, Market Team Operations and Systems for Allied Domecq Retailing, a QSR operator of the Togo’s Eateries, Inc., Dunkin’ Donuts Inc. and Baskin-Robbins Incorporated brands. From May 1993 to May 1996, Mr. Berkhausen served as Director, Market Development and Strategy for Baskin-Robbins Incorporated.

Kenneth W. Clark was Vice President of Operations of EPL since January 1998. Mr. Clark resigned as an executive officer of EPL effective January 25, 2006. Mr. Clark was EPL’s Vice President of Company Operations from May 1995 to January 1998, our Director of Operations from October 1991 to May 1995 and our Director of Franchising from May 1989 until October 1991.

Jeanne Scott has been Vice President of Human Resources and Training of EPL since February 2003. Ms. Scott was promoted to Senior Vice President of Human Resources and Training and Assistant Secretary of EPL on January 11, 2006. From January 1999 to January 2003, Ms. Scott served as Senior Vice President, Human Resources Alliance for Sodexho, a worldwide food service management company. From December 1995 to November 1998, she served as Vice President Human Resources and Training for Koo Koo Roo, Inc.

Pamela R. Milner has been Vice President and General Counsel of EPL since January 2000 and Corporate Secretary of EPL since February 2000. Ms. Milner was promoted to Senior Vice President, General Counsel and Corporate Secretary of EPL on January 11, 2006. From August 1999 to December 1999, Ms. Milner was General Counsel for Capital Pacific Holdings, Inc., a publicly traded real estate development company. Ms. Milner served as Assistant General Counsel for Advantica Restaurant Group, Inc. (“ARG”), from September 1998 to August 1999 and Senior Corporate Counsel of ARG from October 1997 to September 1998. From September 1994 to October 1997, Ms. Milner was Senior Attorney and Director of Acquisitions & Divestitures for Taco Bell Corporation.

Stephen Sather has been Senior Vice President of Operations of EPL since January 2006. From March 2002 to December 2005, he served as Senior Vice President Retail Operations for Great Circle Family Foods, LLC in Los Angeles, California. From December 1996 to December 2001, he served as Chief Operating Officer for Rubios Restaurants Inc., in Carlsbad, California.

Brian Carmichall has been Vice President of Development of EPL since January 2006. From February 2002 to December 2005 he was the Director of Development. He served as the Manager of Concept Development and acted as Architectural Administrator from April 1996 to January 2002.

Thomas Giannetti has been Vice President of Information Technology of EPL since January 2006. From April 2004 to December 2005, he served as Director of Information Technology for EPL. From July 1998 to April 2004, he served as Director of Information Technology for Home Depot in San Diego, California.

Andrew R. Heyer is a Managing Partner of Trimaran Capital Partners, L.L.C. In addition, he is a member of the Investment Committee of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C. Mr. Heyer was a vice chairman of CIBC World Markets Corp. and was a co-head of the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1995, Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. Mr. Heyer currently serves on the Board of Directors of Niagara Corporation, Hain Celestial Group, Inc., Reddy Ice Holdings, Inc., Village Voice Media, LLC, Brite Media Group LLC and Charlie Brown’s Acquisition Corp.

Dean C. Kehler is a Managing Partner of Trimaran Capital Partners, L.L.C. In addition, he is a member of the Investment Committee of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C. Mr. Kehler was a vice chairman of CIBC World Markets Corp., and was a co-head of the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1995, Mr. Kehler was a founder and Managing Director of The Argosy Group L.P. Mr. Kehler currently serves on the Board of Directors of Booth Creek Ski Holdings, Inc., Fortunoff, Inviva, Inc., PrimeCo Wireless Communications LLC, Urban Brands, Inc. and Charlie Brown’s Acquisition Corp.

Steven A. Flyer is a Managing Director of Trimaran Capital Partners, L.L.C. Prior to joining Trimaran, Mr. Flyer was an Executive Director in the Leveraged Finance Group of CIBC World Markets Corp. responsible for the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1997, Mr. Flyer practiced law at Dewey Ballantine LLP. Mr. Flyer currently serves on the Board of Directors of Fortunoff.

David L. Benyaminy is an Executive Director of Trimaran Capital Partners, L.L.C. Prior to joining Trimaran, Mr. Benyaminy was a Director in the Leveraged Finance Group of CIBC World Markets Corp. Prior to joining CIBC World Markets Corporation in 1997, Mr. Benyaminy was an analyst at Chase Manhattan Corp. Mr. Benyaminy serves on the Board of Directors of Urban Brands, Inc. and Brite Media Group LLC.

Glenn B. Kaufman has been a director of EPL since December 1999. Mr. Kaufman was our Vice President from December 1999 to May 2004. He is a Managing Director of American Securities Capital Partners, L.P., having joined that company in October 1997. Mr. Kaufman has also been a Managing Director of American Securities Capital Partners, LLC since September 2000. From October 1993 to October 1997, Mr. Kaufman served as a corporate attorney with the firm of Cravath, Swaine & Moore in New York, New York, where he focused on private equity and related transactions. Previously, he worked in the small business consulting group of Price Waterhouse. He is Chairman of the Board of Press, Ganey Associates, Inc.

Dennis J. Lombardi has been a director of EPL since February 2000. He served as Executive Vice President of Technomic Inc., a leading food service consulting and research firm, from February 1991 to December 2004. He is currently serving as Executive Vice President of WD Partners, a multi-unit design and development company.

Audit Committee

Intermediate and EPL have standing Audit Committees established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, which are each composed of Steven A. Flyer and David L. Benyaminy. The Intermediate and EPL Audit Committees have each adopted an Audit Committee Charter. The Intermediate Audit Committee Charter was filed as an exhibit to its Annual Report on Form 10-K for the fiscal year ended December 29, 2004.

Audit Committee Financial Expert

As required by the Sarbanes-Oxley Act of 2002, our Board of Directors has determined that one member of our Audit Committee, David L. Benyaminy, is qualified to be an “audit committee financial expert” within the meaning of SEC regulations. The Board reached its conclusion as to the qualifications of Mr. Benyaminy based on his education and experience in analyzing financial statements of a variety of companies. Mr. Benyaminy does not meet the standards of independence adopted by the SEC, because he is a Director of Trimaran Capital Partners, L.L.C., which is an affiliate of the LLC, the entity that indirectly owns the majority of our equity interests.

Code of Ethics

EPL has adopted a Code of Business Ethics & Conduct that applies to all of our employees. The Code of Business Ethics & Conduct is filed as an exhibit to EPL’s Annual Report on Form 10-K for the fiscal year ended December 29, 2004.

Executive Compensation Table

Summary Compensation

The following table sets forth information regarding compensation for the last three fiscal years (ended December 28, 2005, December 29, 2004 and December 31, 2003, respectively) awarded to, earned by, or paid to our chief executive officer and our other four most highly compensated executive officers at the end of 2005, or the Named Executive Officers.

					Long-Term Compensation(2)
	Annual Compensation				Securities Underlying Options(3) (#)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)
Stephen E. Carley	2005	356,320	1,689,166	*	89,586
President and Chief Executive Officer	2004	344,205	654,269	*	22,500
	2003	341,124	523,456	*	22,500

Joseph Stein	2005	239,709	746,195	*	32,405
Senior Vice President of Finance,	2004	231,568	205,771	*	8,667
Chief Financial Officer and Treasurer	2003	232,778	187,044	*	10,000

Brian Berkhausen	2005	188,531	123,815	*	26,755
Senior Vice President of Development	2004	188,531	673,209	*	6,000
	2003	192,331	593,654	*	15,000

Kenneth Clark(4)	2005	196,997	128,251	*	—
Vice President of Operations	2004	195,703	677,504	*	6,000
	2003	196,064	595,507	*	15,000

Karen Eadon	2005	254,535	477,012	*	37,603
Senior Vice President of Marketing and	2004	247,439	181,051	*	10,000
Chief Marketing Officer	2003	251,192	126,963	*	10,000

*	Lesser of either $50,000 or 10% of the total salary and bonus for the year indicated.
(1)	Includes cash bonuses paid pursuant to bonus arrangements adopted in connection with the sale of the 2009 Notes, as described above.
(2)	We have not granted any restricted stock awards, stock appreciation rights or long term incentive plan awards.
(3)	The listed options for 2005 are new options to purchase common stock of CAC, granted subsequent to the acquisition of EPL and Intermediate by CAC, and existing options to purchase shares of the common stock EPL Holdings, Inc., which were exchanged for options to purchase shares of common stock of CAC upon consummation of the acquisition of EPL and Intermediate by CAC on November 18, 2005. The listed options for 2003 and 2004 are to purchase shares of the common stock of EPL Holdings, Inc. Those options were revalued in connection with the sale of the 2009 Notes in December 2003 and the options were further revalued in April 2004 in connection with the sale of the 2010 Notes.
(4)	Mr. Clark resigned as an executive officer of EPL effective January 25, 2006.

Option Grants in Last Fiscal Year

Options to purchase common stock of CAC were granted to the Named Executive Officers below in fiscal 2005, subsequent to the acquisition of Holdings by CAC. Additionally, a majority of the Named Executive Officers exchanged, effective as November 18, 2005, some of their existing options to purchase common stock of Holdings for options to purchase common stock of CAC.

Each option represents the right to purchase one share of common stock of CAC. There was no public trading market for the common stock of CAC as of December 28, 2005. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value on the date of grant of $86.43 per share. The fair market value of the underlying shares and the related exercise price of the options to purchase common stock of CAC granted during fiscal 2005 was determined by using the price a third-party purchaser, CAC, paid in an independent arm’s-length transaction to acquire all of the outstanding shares of Holdings’ common stock in 2005. We were acquired by CAC 28 days prior to the grant of substantially all such options.

The exercise price of these options to purchase common stock of CAC was equal to the fair market value of the underlying shares. The fair market value of the underlying shares was determined by using the price that CAC, a third-party purchaser, had paid in an independent, arm’s length transaction to acquire all of the outstanding shares of Holdings’ common stock on November 18, 2005. CAC’s only material asset is its investment in us.

At the time of our acquisition by CAC, CAC was capitalized with approximately 1.8 million shares of common stock, which were issued to Trimaran for $155.5 million, which equates to a per share purchase price of $86.43 per share. Additionally, management and other contributing investors contributed $16.8 million for a total equity contribution of $172.3 million.

For options granted prior to our acquisition by CAC, we determined the fair market value of Holdings’ common stock by performing an internal calculation using a multiple of the prior twelve months’ EBITDA. For purpose of determining an appropriate EBITDA multiplier, we considered several factors, including the actual multiple resulting from our acquisition by ASCP in December 1999, recent transactions, and market capitalization of comparable companies.

The potential realizable values are based on an assumption that the stock price of the common stock of CAC will appreciate at the annual rate shown (compounded annually) from the date of revaluation until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of common stock of CAC.

	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise Price per Share ($/Share)	Assumed Market Value on Date of Grant ($/Share)	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name					Expiration Date	5% ($)	10% ($)
Stephen E. Carley	66,741	33.7	86.43	86.43	11/18/2015	3,627,721	9,193,358
Joseph Stein	22,247	11.3	86.43	86.43	11/18/2015	1,209,240	3,064,453
Brian Berkhausen	17,798	9.0	86.43	86.43	11/18/2015	967,392	2,451,562
Karen Eadon	22,247	11.3	86.43	86.43	11/18/2015	1,209,240	3,064,453

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

The following table provides summary information of the options exercised and the number of shares of the common stock of CAC represented by outstanding stock options held by each Named Executive Officer as of December 28, 2005. There is no public trading market for the common stock of CAC. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value of $86.43 per share, less the exercise price of the options, each as of December 28, 2005, and multiplying the result by the number of shares.

Name	Shares Acquired on Exercise		Value Realized	Number of Securities Underlying Unexercised Options at December 28, 2005		Value of Unexercised In-the-Money Options at December 28, 2005
				Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Stephen E. Carley	12,830		$2,390,613	22,845	66,741	$1,801,785	$0
Joseph Stein	4,367		$791,780	10,158	22,247	$779,627	$0
Brian Berkhausen	2,200		$433,708	8,977	17,798	$749,131	$0
Kenneth Clark	6,000	*	$1,182,839	0	0	$0	$0
Karen Eadon	3,500		$623,490	15,356	22,247	$1,157,842	$0

*	Represents options to purchase shares of common stock of Holdings.

Compensation of Directors

With the exception of Mr. Lombardi, who receives a fee of $2,500 for each board meeting he attends, our directors currently receive no compensation for serving on their respective boards other than reimbursement of reasonable expenses incurred in attending meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee of Intermediate board of directors is an officer or employee of EPL or Intermediate. No executive officer of EPL or Intermediate serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Intermediate compensation committee. The members of our compensation committee are Andrew R. Heyer, Stephen A. Flyer and Dennis J. Lombardi.

Employment Contracts and Termination of Employment

We have employment agreements with each Named Executive Officer, except for Kenneth Clark, who resigned as an executive officer of EPL, effective January 25, 2006.

Term. Mr. Carley’s employment agreement is dated September 27, 2005 and runs for three years from November 18, 2005. Mr. Stein’s employment agreement is dated September 27, 2005 and runs for three years from November 18, 2005. Mr. Berkhausen’s employment agreement is dated November 1, 2005 and runs for three years from November 18, 2005. Ms. Eadon’s employment agreement is dated October 10, 2005 and runs for 3 years from November 18, 2005. Each employment agreement has perpetual one-year renewals unless either party provides termination notice at least 60 days prior to the end of the then applicable term.

Base Salary. Subject to future annual increases at the sole discretion of the board of directors, Mr. Carley’s, Mr. Stein’s, Mr. Berkhausen’s and Ms. Eadon’s current base salaries under their respective employment agreements are $372,336, $242,034, $238,000 and $256,547, respectively.

Bonus. Contingent on our meeting certain financial goals, the target bonus for each Named Executive Officer under their employment agreements is 75% of that executive officer’s respective base salary, except for

Mr. Carley, whose target bonus is 100% of his base salary. All other agreements provide for a target bonus of 75% of that executive officer’s respective base salary.

Termination. If we terminate a Named Executive Officer for cause or a Named Executive Officer resigns without good reason or dies or suffers from a disability, that executive officer is entitled to accrued base annual salary for the then current year to date, earned but unpaid bonus from prior years, accrued expenses meriting reimbursement and accrued benefits. If a Named Executive Officer dies or suffers from a disability, that executive officer is also entitled to a pro rata bonus for the then current year. If we terminate a Named Executive Officer without cause or a Named Executive Officer resigns for good reason, that executive officer is entitled to all of the above compensation plus 12 months additional base salary, except for Mr. Carley who is entitled to two years’ base salary.

2005 Stock Option Plan

CAC adopted the 2005 Stock Option Plan in connection with the consummation of the acquisition of us by CAC on November 18, 2005. The 2005 Stock Option Plan provides for the grant of options to acquire CAC common stock to employees, directors and service providers of CAC subject to the terms and conditions set forth in the individual option award agreements. CAC reserved 224,964 shares for the grant of such options pursuant to the plan. Both the options granted in exchange for options to purchase our common stock existing prior to the acquisition (which were fully vested in connection with the acquisition) and the new options granted subsequent to our acquisition by CAC on November 18, 2005 were granted pursuant to the terms of the 2005 Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Intermediate holds all of EPL’s outstanding common stock. All of Intermediate’s outstanding common shares are held by Holdings, which is indirectly owned by CAC.

The LLC indirectly owns 100% of our equity interests (other than shares held by continuing and new investors who are minority shareholders in CAC). The LLC is controlled by affiliates of Trimaran Fund Management.

None of our equity securities are authorized for issuance under any equity compensation plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

CAC entered into a stockholders agreement with LLC and certain stockholders, including members of our management. We, EPL and Holdings are wholly owned indirect subsidiaries of CAC, which is owned by LLC (which is controlled by affiliates of Trimaran). The stockholders agreement generally restricts the transfer of shares of common stock and rollover options, along with shares into which any options held have been exercised, owned by the members of management and other employees, or any other stockholders, that are or become parties to the agreement. Exceptions to these restrictions include certain transfers of shares for estate planning purposes and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the stockholder (so long as CAC, and if CAC does not exercise its right, the other stockholders, have been given the opportunity to purchase, pro rata, the common stock subject to such involuntary transfer).

The stockholders agreement terminates upon the consummation of (1) an initial public offering of CAC or its subsidiaries or (2) a sale of all or substantially all of the assets or equity interests in CAC to a third party (whether by merger, consolidation, sale of assets or securities or otherwise). However, the registration rights provisions of the agreement, and certain other provisions, including, among others, exculpation clauses, specific performance provisions, consent to jurisdiction, provisions relating to attorneys’ fees, third-party beneficiaries and notices, are expected to survive termination.

The stockholders agreement also gives LLC the right to make an unlimited number of requests that CAC use its best efforts to register its shares under the Securities Act. In demand registrations, subject to certain exceptions, the parties to the stockholders agreement have certain rights to participate on a pro rata basis, subject to certain conditions. In addition, if Holdings decide to sell its common stock, LLC and the other parties to the stockholders agreement, including members of our management, will also have certain rights to participate on a pro rata basis, subject to certain conditions.

Upon the earlier of 180 days after an initial public offering or the end of any lock-up period, LLC and its members will, under the stockholders agreement, be entitled, subject to certain exceptions, to exercise demand registration rights to register their shares of the common stock under the Securities Act.

At least ten days prior to the anticipated filing date of any registration statement, notice will be given to all holders of registrable securities party to the stockholders agreement outlining their rights to include their shares in such registration statement, and CAC must use its best efforts to register any securities which such holders request, within ten days of receipt of notice, to be registered. A stockholder may, until seven days prior to the effectiveness of a registration statement, withdraw any securities that it has previously elected to include pursuant to piggyback registration rights. Any sales of registrable securities pursuant to demand rights must be on the same terms and conditions as those applying to CAC or any selling stockholder.

LLC Agreement

Affiliates of Trimaran and certain other third-party investors entered into a limited liability company operating agreement, or the LLC agreement. The LLC agreement generally restricts the transfer of interests in LLC owned by the parties other than affiliates of Trimaran. Exceptions to this restriction include transfers to affiliates. In addition, the third-party investors have “tag-along” rights to sell their interests on a pro rata basis with Trimaran affiliates in significant sales to third parties. Similarly, Trimaran affiliates have “drag-along” rights to cause the third-party investors to sell their interests, on a pro rata basis with Trimaran affiliates, in significant sales to third parties. The members of LLC have preemptive rights in order to maintain their respective percentage ownership interests in LLC in the event of an issuance of additional membership interests, and rights to cause LLC to exercise on a pro rata basis its preemptive rights, if any, in CAC.

Under the terms of the LLC agreement, LLC is solely managed by a Trimaran affiliate. Through the LLC agreement, Trimaran affiliates also have the right to designate at least a majority of the directors on the board of directors of CAC, and third-party investors holding at least 15% of the outstanding interests have the right to designate one director to the board of directors of CAC. Additionally, subject to certain threshold conditions, ASCP has the right to elect one person to the board of CAC. The LLC agreement terminates and LLC will be dissolved and its affairs wound up at the earlier of (1) the election of the managing member or (2) six years following an initial public offering of CAC or any of its subsidiaries.

Monitoring and Management Services Agreement

Under the terms of a monitoring and management services agreement, or management agreement, entered into between Trimaran Fund Management and CAC, CAC (1) paid to Trimaran Fund Management a fee of approximately $7.0 million for services provided and (2) pays an annual advisory and monitoring fee of $500,000 paid quarterly in advance to Trimaran Fund Management for services provided by Trimaran Fund Management to CAC. The management agreement provides that CAC indemnify Trimaran Fund Management and its affiliates and their respective partners, members, directors, officers, employees and agents in connection with the services rendered to CAC under the agreement. It also provides that CAC reimburse Trimaran Fund Management for expenses incurred in connection with CAC’s acquisition of our company and with respect to services to be provided to CAC on a going-forward basis. The management agreement also provides for the payment of certain transaction fees payable by CAC to Trimaran Fund Management (1) in connection with future investment banking and related services and for the reimbursement by CAC of expenses incurred by Trimaran Fund Management in connection with such services, if Trimaran Fund Management determines to provide such services and (2) if the agreement is terminated in connection with the consummation of an initial public offering of CAC or any of its subsidiaries.

Management Consulting Agreement

Until November 18, 2005, EPL was a party to a management consulting agreement with ASCP, which is an affiliate of our former controlling stockholder, pursuant to which ASCP provided EPL with certain management services. The annual fee for ASCP’s services was approximately $400,000 plus its reasonable expenses. During the fiscal years ended December 28, 2005, December 29, 2004, December 31, 2003, EPL paid $435,000, $492,000 and $439,000, inclusive of expenses, respectively, to ASCP for management services. This agreement was terminated in connection with CAC’s acquisition of us.

Other Matters

Affiliates of Trimaran have invested in a franchisee-group that has entered into a development agreement with us. Pursuant to this investment, a Management Members Agreement and an LLC Agreement has been entered into between the Trimaran affiliate and the other parties thereto. The terms of these agreements provide the Trimaran affiliate with certain corporate governance and other rights, including “drag-along” rights to cause the third-party investors to sell their interests, on a pro rata basis with the Trimaran affiliate, in significant sales to third parties.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing Senior Secured Credit Facilities

On November 18, 2005, EPL entered into the existing senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The following is a summary description of certain terms of the existing senior secured credit facilities.

The existing senior secured credit facilities provide for aggregate maximum borrowings of $129.5 million under (1) a term loan in an aggregate principal amount of $104.5 million with a six-year maturity and (2) a revolving credit facility, providing for up to $25.0 million of revolving loans outstanding at any time (including up to $15.0 million available for letters of credit) with a five-year maturity. Amounts under the revolving credit facility are available on a revolving credit basis for our working capital and general corporate purposes. Of the existing senior secured revolving credit facilities, we drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit.

Amortization of Principal

The principal amount of the existing senior secured credit facilities amortizes in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the balance payable at maturity.

Prepayments

Subject to certain exceptions, the existing senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to:

•	the net cash proceeds of (1) certain debt offerings by EPL or any of EPL’s subsidiaries, if any, (2) certain asset sales and other asset dispositions by EPL or any of EPL’s subsidiaries, if any, (subject to customary reinvestment provisions), and (3) certain insurance recovery and condemnation events;

•	50% of the net proceeds of specified equity offerings and capital contributions subject to reduction to 0% based on EPL’s achievement of a specified leverage ratio level; and

•	75% of excess cash flow subject to reduction to 50% based on EPL’s achievement of a specified leverage ratio level.

Voluntary prepayments and commitment reductions will be permitted, in whole or in part, in minimum amounts without premium (other than payments using the proceeds of indebtedness or preferred equity prior to the first anniversary of the closing date, which are subject to a premium equal to 1%) or penalty, other than customary breakage costs.

Security and Guarantees

EPL’s obligations under the existing senior secured credit facilities are guaranteed by Intermediate and, should EPL form subsidiaries, certain of EPL’s direct and indirect subsidiaries.

The existing senior secured credit facilities and the interest rate hedging agreements thereof are secured on a first priority basis by (i) pledges of EPL’s capital stock and all the capital stock of all of EPL’s direct or indirect subsidiaries (should EPL form any) and (ii) liens on substantially all of the tangible and intangible assets of EPL and the guarantors, subject to certain exceptions.

Interest

The interest rate per annum applicable to the loans under the existing senior secured credit facilities is based on a fluctuating rate of interest determined by reference to, at our election, either (i) a eurodollar rate or (ii) a base rate for a one, two, three, six, or, if available to all lenders, nine or twelve month interest period, in each case, plus an applicable margin. The base rate is the greater of (i) Merrill Lynch Capital Corporation’s prime rate and (ii) one half of 1% over the weighted average of rates on over-night Federal funds as published by the Federal Reserve Bank of New York. The eurodollar rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for maximum statutory reserves.

The initial applicable margin for borrowings under the revolving credit facility and the term loan will be 2.0% with respect to base rate borrowings and 3.0% with respect to euro-dollar borrowings. The applicable margin for borrowings under the revolving credit facility may be reduced following our delivery of financial statements for the first quarter of 2006 subject to our achievement of specified leverage ratios. The applicable margin for borrowings under the term loan is not subject to adjustment.

Fees

We pay certain fees with respect to the existing senior secured credit facilities, including (i) fees on the unused commitments of the lenders under the revolving facility, (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing bank and (iii) administration fees.

Restrictive Covenants and Other Matters

The existing senior secured credit facilities contain a number of covenants that, among other things, limit or restrict our ability and the ability of our subsidiaries, if any, to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness (including the notes), pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture under which the notes are expected to be issued, engage in mergers or make capital expenditures, engage in certain transactions with affiliates, enter into sale-leaseback transactions, amend documents relating to other material indebtedness and other material documents, and redeem or repurchase equity interests. In addition, under the senior secured credit facilities, we are required to comply with a minimum interest coverage ratio test and a maximum leverage ratio test. Our ability to borrow under the existing senior secured credit facilities is dependent on, among other things, our compliance with these tests.

The existing senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representation or warranties in any material respect, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, certain events under ERISA, change of control, and certain bankruptcy or insolvency events. If such an event of default occurs, the lenders under the existing senior secured credit facilities are entitled to take various actions, including the acceleration of amounts due under the existing senior secured credit facilities and all actions permitted to be taken by a secured creditor.

9 1/4% Senior Secured Notes due 2009

The 2009 Notes are general obligations and are secured on a second-priority basis, equally and ratably, by security interests in substantially all our assets (other than certain excluded assets) and all of our capital stock, subject only to certain permitted prior liens. Except with respect to payments from the liquidation of collateral securing the first-priority liens, the 2009 Notes are pari passu in right of payment with all of our senior indebtedness, but to the extent of the security interests, effectively senior to all of our unsecured indebtedness and unsecured trade credit. The 2009 Notes are senior in right of payment to any future subordinated indebtedness and are unconditionally guaranteed by any future guarantors.

In October 2005, we commenced a tender offer to purchase for cash any and all outstanding 2009 Notes and solicited consents to amend the indenture governing the 2009 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture.

As of December 28, 2005, only $250,000.00 aggregate principal amount of the 2009 Notes remain outstanding.

Intermediate’s 14 1/2% Senior Discount Notes due 2014

Intermediate’s 14 1/2% Senior Discount Notes due 2014 are Intermediate’s senior unsecured obligations, will rank equally in right of payment with all of Intermediate’s existing and future unsecured senior debt, will be effectively subordinated to all of its existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, will be structurally subordinated to all liabilities and preferred stock of any of Intermediate’s subsidiaries including EPL, and will rank senior in right of payment to any of Intermediate’s existing and future subordinated indebtedness.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we sold the original notes on November 18, 2005, or the “closing date,” we entered into a registration rights agreement with the initial purchasers of the original notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for exchange notes which are registered under the Securities Act. We also agreed to use our reasonable best efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. The registration rights agreement provides that we will be required to pay additional interest to the holders of the original notes if:

•	we do not file the exchange offer registration statement with the SEC on or prior to the 150th calendar day following the closing date;

•	the exchange offer registration statement has not been declared effective on or prior to the 240th calendar day following the closing date; or

•	the exchange offer is not consummated and no shelf registration statement is declared effective on or prior to the 360th calendar day following the closing date.

The exchange offer is not being made to holders of original notes in any jurisdiction where the exchange would not comply with the securities or blue sky laws of such jurisdiction. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on                 , 2006. However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extend the exchange offer.

As of the date of this prospectus, $125,000,000 aggregate principal amount of the original notes is outstanding. The original notes were offered under an indenture dated November 18, 2005. This prospectus, together with the letter of transmittal, is first being sent on or about                 , 2006 to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under “Conditions to the Exchange Offer.” We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer. Holders of originals notes do not have dissenters’ rights of appraisal in connection with the exchange offer.

Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on that date.

Our acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus.

Procedures for Tendering

Except as described below, a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to The Bank of New York Trust Company, N.A., as the exchange agent, at the address listed below under the heading “—Exchange Agent”; or

•	if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent’s message to the exchange agent at the address listed below under the heading “—Exchange Agent.”

In addition:

•	the exchange agent must receive, on or before the expiration date, certificates for the original notes, if any;

•	a timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at the Depository Trust Company, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The Depository Trust Company will be referred to as DTC in this prospectus.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or original notes to us.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

We reserve the right to reject any particular original note not properly tendered, or any acceptance that might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any conditions of the exchange offer as applicable to all original notes prior to the expiration date. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note prior to the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. None of we, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The original notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the original notes must be signed exactly as the name of any registered holder appears on the original notes.

If the letter of transmittal or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things:

•	the holder is not an affiliate of ours (as defined in Rule 405 under the Securities Act) or a broker-dealer tendering notes acquired directly from us for its own account;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes.

However, any purchaser of original notes who is our “affiliate” (within the meaning of the Securities Act) who intends to participate in the exchange offer for the purpose of distributing the exchange notes or a broker-dealer (within the meaning of the Securities Act) that acquired original notes in a transaction other than as part of its trading or market-making activities and who has arranged or has an understanding with any person to participate in the distribution of the exchange notes:

•	will not be able to rely on the applicable interpretation by the staff of the SEC set forth in the applicable no-action letters;

•	will not be able to tender its original notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. However, a broker-dealer may be a statutory underwriter. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered, unless we terminate the exchange offer because of the non-satisfaction of conditions. We will issue the exchange notes as soon as practicable after acceptance of the original notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes.

In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of:

•	certificates for the original notes, or a timely book-entry confirmation of the original notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. In the case of original notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged original notes will be returned or recredited promptly.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed below under “—Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender original notes. Any participant in the book-entry transfer facility may make book-entry delivery of original notes by causing the book-entry transfer facility to transfer such original notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the original notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

•	stating the name and address of the holder of original notes and the amount of original notes tendered;

•	stating that the tender is being made; and

•	guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of the original notes;

•	in the case of original notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the original notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

•	specify the name in which the original notes are registered, if different from that of the depositor.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless this holder is an eligible institution. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. In the case of original notes tendered by book-entry transfer, the original notes will be credited to an account maintained with the book-entry transfer facility for the original notes. Properly withdrawn original notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time prior to the expiration date any of the following events occurs:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission;

•	a change in applicable law prohibits the consummation of such exchange offer; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes, which in our reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and about which change or development we make a public announcement.

All conditions will be deemed satisfied or waived prior to the expiration date, unless we assert them prior to the expiration date. The foregoing conditions to the exchange offer are for our sole benefit and we may prior to the expiration date assert them regardless of the circumstances giving rise to any of these conditions, or we may prior to the expiration date waive them in whole or in part in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part. We are required to make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment.

Exchange Agent

We have appointed The Bank of New York Trust Company, N.A. as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Delivery To:

The Bank of New York Trust Company, N.A.

By Hand, Registered or Certified Mail, or Overnight Courier:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—7 East

New York, NY 10286

Attn: Mrs. Carolle Montreuil

For Information Call: (212) 815-5920

By Facsimile: (212) 298-1915

Confirm By Telephone: (212) 815-5920

All other questions should be addressed to El Pollo Loco, Inc., 3333 Michelson Drive, Suite 550, Irvine, California, 92612, Attention: Pamela R. Milner, Esq. If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than to any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes in accordance with accounting principles generally accepted in the United States of America.

Transfer Taxes

We will pay any transfer taxes in connection with the exchange of original notes for exchange notes in the exchange offer unless you instruct us to register exchange notes in the name of, or request any original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange the Original Notes

Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Original note holders that do not exchange original notes for exchange notes in the exchange offer will no longer have any registration rights with respect to such notes.

Based on existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

DESCRIPTION OF THE NOTES

The exchange notes will be issued under an indenture among us, the Parent Guarantor and The Bank of New York Trust Company, N.A., as trustee, dated as of November 18, 2005. The indenture contains provisions that define your rights under the exchange notes and governs our obligations under the exchange notes. The indenture provides for the issuance of the exchange notes and sets forth the duties of the trustee. The following description is only a summary of certain provisions of the indenture and the exchange notes, and is qualified in its entirety by reference to the provisions of the indenture and the exchange notes, including the definitions therein of certain terms. A copy of the indenture has been filed as an exhibit to Intermediate’s Annual Report on Form 10-K for the fiscal year ended December 28, 2005.

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Company” refers to EPL and not to any of the subsidiaries it may create in the future. The terms of the exchange notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. The Company urges you to read the indenture because it, and not this description, define your rights as holders of the exchange notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Exchange Notes and the Note Guarantees

The Exchange Notes

The exchange notes:

•	will be senior unsecured obligations of the Company;

•	will rank equally in right of payment with existing and future senior indebtedness of the Company;

•	will be effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness (including the 2009 Notes);

•	will rank senior in right of payment to any existing and future subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed by any future subsidiaries that are Guarantors.

The Note Guarantees

The exchange notes will be guaranteed by (i) Parent Guarantor and (ii) all of the Company’s Subsidiaries (if any) that guarantee borrowings under the Credit Agreement. As of the date of the indenture, the Company has no Subsidiaries.

Each guarantee of the exchange notes:

•	will be a senior obligation of such Guarantor;

•	will rank equally in right of payment with all of the existing and future senior Indebtedness of such Guarantor;

•	will rank senior in right of payment to all of the existing and future subordinated Indebtedness of such Guarantor; and

•	will be effectively subordinated to all of the existing and future secured indebtedness of such subsidiaries to the extent of the value of the assets securing such indebtedness (including any guarantees of 2009 Notes and any guarantees under the Credit Agreement).

As of December 28, 2005, the Company had outstanding approximately $260.3 million of senior indebtedness, including approximately $104.5 million of secured indebtedness, excluding approximately $14.1 million available for additional borrowing under the revolving portion of the existing senior secured credit facilities.

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to create and designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Such Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the exchange notes.

Principal, Maturity and Interest

The Company will issue $125.0 million in aggregate principal amount of exchange notes in this offering. The Company may issue additional exchange notes under the indenture from time to time after this offering. Any issuance of additional exchange notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The exchange notes and any additional exchange notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The exchange notes will mature on November 15, 2013.

Interest on the exchange notes will accrue at the rate of 11.75% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2006. Interest on overdue principal and interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the exchange notes. The Company will make each interest payment to the holders of record on the immediately preceding May 1 and November 1. Interest on the exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Exchange Notes

If a holder of exchange notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium, if any, on that holder’s exchange notes in accordance with those instructions. All other payments on the exchange notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of exchange notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Exchange Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the exchange notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Form, Denomination and Registration

The exchange notes will be issued in fully registered form in minimum denominations of $1,000 and integral multiples of $1,000. Except as described below, the exchange notes will initially be represented by one or more global notes, in definitive, fully registered form without interest coupons. The global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee as DTC may designate. All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream Banking.

DTC

DTC has advised us as follows. DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions between DTC participants through electronic book entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and may in the future include certain other organizations (the “DTC participants”). Indirect access to the DTC system is also available to other banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (the “indirect DTC participants”).

Transfers of ownership or other interests in the exchange notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the exchange notes. DTC’s records reflect only the identity of the DTC participants to whose accounts the exchange notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the exchange notes to their customers.

So long as DTC, or its nominee, is a registered owner of the global note, payments of principal of and interest on the exchange notes will be made in immediately available funds to DTC. DTC’s practice is to credit DTC participants’ accounts on the applicable payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that date. Payment to DTC is our responsibility. Disbursement of payments to DTC participants will be DTC’s responsibility. Disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants, will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will not be the responsibility of DTC or any other party, subject to any statutory or regulatory requirements as may be in effect from time to time. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because owners of beneficial interests in the exchange notes holding through DTC will hold interests in the exchange notes through DTC participants or indirect DTC participants, the ability of the owners of beneficial interests to pledge exchange notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to the exchange notes, may be limited.

Ownership of interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. All interests in a global note, including those held through Euroclear or Clearstream Banking, may be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global note is limited to such extent.

According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Euroclear

Euroclear has advised us as follows: Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator, under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the initial purchaser. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator was granted a banking license by the Belgian Banking and Finance Commission in 2000, authorizing it to carry out banking activities on a global basis. It took over operation of Euroclear from the Brussels, Belgium office of Morgan Guaranty Trust Company of New York on December 31, 2000.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, or the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to exchange notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by Euroclear.

Clearstream Banking

Clearstream Banking has advised us as follows: Clearstream Banking is incorporated under the laws of The Grand Duchy of Luxembourg as a professional depository. Clearstream Banking holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream Banking provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking interfaces with domestic markets in several countries. As a professional depository, Clearstream Banking is subject to regulation by the Luxembourg Monetary Institute. Clearstream Banking participants are financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the initial purchaser. Indirect access to Clearstream Banking is also available to others that clear through or maintain a custodial relationship with a Clearstream Banking participant either directly or indirectly.

Distributions with respect to exchange notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by Clearstream Banking.

Transfer and Exchange

Transfers between DTC participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream Banking participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

DTC has advised us that it will take any action permitted to be taken by a holder of the exchange notes only at the direction of one or more participants to whose account with DTC interests in the exchange notes are credited.

Although DTC, Euroclear and Clearstream Banking have agreed to the foregoing procedures to facilitate transfers of interests in the exchange notes among participants in DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Note Guarantees

The exchange notes and the other obligations under the indenture will be guaranteed by (i) the Parent Guarantor and (ii) each of the Company’s Subsidiaries that guarantees borrowings under the Credit Agreement. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture and its Note Guarantee pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) in connection with any consolidation or merger if the Guarantor or surviving Person shall cease to be a Subsidiary of the Company, if the consolidation or merger complies with the provisions of the indenture;

(5) upon the release of such Guarantor from its liability in respect of all Indebtedness of the Company and all other Guarantors; or

(6) upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to November 15, 2008, the Company may on any one or more occasions redeem up to (i) 35% of the aggregate principal amount of exchange notes originally issued under the indenture and (ii) all or a portion of any additional exchange notes issued after the date of the indenture, in each case at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company’s or Restricted Subsidiary’s (if any) common equity capital made with the net cash proceeds of an offering of Equity Interests of any other direct or indirect parent of the Company; provided that:

(1) at least 65% of the aggregate principal amount of exchange notes originally issued under the indenture (excluding exchange notes held by the Company and its Subsidiaries (if any)) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days of the date of the closing of such sale of Equity Interests.

Except pursuant to the preceding paragraph, the exchange notes will not be redeemable at the Company’s option prior to November 15, 2009.

On or after November 15, 2009, the Company may redeem all or a part of the exchange notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the exchange notes redeemed, to the applicable redemption date, if redeemed during the twelve- month period beginning on November 15 of the years indicated below, subject to the rights of holders of exchange notes on the relevant record date to receive interest on an interest payment date that is prior to the applicable redemption date:

Year	Percentage
2009	105.875%
2010	102.938%
2011 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the exchange notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of exchange notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s exchange notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of exchange notes repurchased plus accrued and unpaid interest on the exchange notes repurchased, to the date of purchase, subject to the rights of holders of exchange notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase exchange notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all exchange notes or portions of exchange notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all exchange notes or portions of exchange notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the exchange notes properly accepted together with an officers’ certificate stating the aggregate principal amount of exchange notes or portions of exchange notes being purchased by the Company.

The paying agent will promptly mail to each holder of exchange notes properly tendered the Change of Control Payment for such exchange notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new exchange note equal in principal amount to any unpurchased portion of the exchange notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the exchange notes to require that the Company repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction.

The Credit Agreement may prohibit the Company from purchasing any exchange notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future agreements relating to Indebtedness to which the Company becomes a party, including any Credit Facility, may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing exchange notes under such agreements, the Company has undertaken to seek the consent to the purchase of exchange notes or to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing exchange notes. In such case, the Company’s failure to purchase tendered exchange notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all exchange notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of exchange notes to require the Company to repurchase its exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the exchange notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, exchange notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 120 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant and any Permitted Investments.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business or other assets (including current assets) of any of the Company’s franchisees.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or temporarily invest the Net Proceeds in cash or Cash Equivalents.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” The Company will make an Asset Sale Offer to all holders of exchange notes to purchase the maximum principal amount of exchange notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of exchange notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the exchange notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing provisions of this covenant, the Company will not be required to make an Asset Sale Offer in accordance with this covenant until the aggregate amount of Excess Proceeds exceeds $5.0 million.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of exchange notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s other Indebtedness, including the Credit Agreement contain, and future agreements, including any Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the exchange notes. The exercise by the holders of exchange notes of their right to require the Company to repurchase the exchange notes upon a Change of Control or an Asset Sale could cause a default under the Credit Agreement or these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing exchange notes, the Company could seek the consent of its senior lenders to the purchase of exchange notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing exchange notes. In that case, the Company’s failure to purchase tendered exchange notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the Credit Agreement or the other indebtedness. Finally, the Company’s ability to pay cash to the holders of exchange notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to the Notes—We may not have the funds to purchase the notes upon a change of control as required by the indenture governing the notes.”

Selection and Notice

If less than all of the exchange notes are to be redeemed at any time, the trustee will select exchange notes for redemption as follows:

(1) if the exchange notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the exchange notes are listed; or

(2) if the exchange notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No exchange notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the exchange notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any exchange note is to be redeemed in part only, the notice of redemption that relates to that exchange note will state the portion of the principal amount of that exchange note that is to be redeemed. A new exchange note in principal amount equal to the unredeemed portion of the exchange note will be issued in the name of the holder of exchange notes upon cancellation of the exchange note. Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes or portions of exchange notes called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the exchange notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (x) a payment of interest or principal at the Stated Maturity thereof; or (y) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9), (10), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of (i) the Consolidated Net Income of the Company for the period (taken as one accounting period) from the Company’s last completed fiscal quarter preceding the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) and (ii) any dividends received by the Company or a Wholly-Owned Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period; plus

(b) 100% of (x) the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), and (y) the Fair Market Value of assets received by the Company in the form of a capital contribution, plus

(c) to the extent that any Unrestricted Subsidiary designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation, plus

(d) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), and (ii) the initial amount of such Restricted Investment.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) so long as no Default has occurred and is continuing or would be caused thereby, the making of any Restricted Payment in exchange for Equity Interests of the Company (other than Disqualified Stock) or out of the net cash proceeds received by the Company from the sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or from the contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds will be excluded from and not duplicated with clause (3)(b) of the preceding paragraph;

(3) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the exchange notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of, or dividends or distributions to Parent or Intermediate to allow Parent or Intermediate to repurchase, redeem or acquire, any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement

(a) upon the death or disability of such officer, director or employee; or

(b) upon the resignation or other termination of employment of such officer, director or employee; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (b) may not exceed $2.0 million in any twelve-month period plus the aggregate net cash proceeds received by the Company after the date of the indenture from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (b) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (3)(b) of the preceding paragraph; and provided, further, that amounts available pursuant to this clause (5) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in the next succeeding twelve-month period);

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) so long as no Default has occurred and is continuing or would be caused thereby, payments pursuant to (or to fund payments under) the Management Agreement as in effect on the date of the indenture;

(9) any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the exchange notes, and payments pursuant to such arrangements;

(10) Permitted Parent Payments;

(11) cash dividends or other distributions on the Company’s or any Restricted Subsidiary’s Capital Stock used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the transactions with any Person described in clauses (1) and (4) of the second paragraph of the “Transaction with Affiliates” covenant;

(12) payments made in connection with the consummation of the Transactions; or

(13) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (10) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Company’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $130 million;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the exchange notes and the related Note Guarantees to be issued on the date of the indenture;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, (x) incurred for the purpose of financing, whether or not incurred at the time of such cost or acquisition, all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or intellectual property rights used in the business of the Company or any of its Restricted Subsidiaries, or (y) with respect to assets that are acquired by the Company or any of its Restricted Subsidiaries in connection with the acquisition of restaurants, including from any of the Company’s franchisees, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the amount of amortization payments since the date of the indenture with respect to any such Indebtedness outstanding on the date of the indenture plus $15.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (2), (3), (4), (5), (14) or (15) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be subordinated to the prior payment in full in cash of all Obligations then due with respect to the exchange notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or (b) currency values or commodity prices with respect to transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(9) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the exchange notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(13) the incurrence of Indebtedness by a Receivables Subsidiary in a Qualified Receivables Transaction that is not recourse to the Company or any Restricted Subsidiary that is not a Receivables Subsidiary (except for Standard Securitization Undertakings);

(14) the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million; and

(15) the assumption by the Company of Indebtedness under the Holdco Notes, if the Consolidated Leverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is assumed, would have been equal to or less than 4.0 to 1, as determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been assumed at the beginning of such four-quarter period.

The Company will not incur, and will not permit any of its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the exchange notes and the Note Guarantee of such Restricted Subsidiary on substantially identical terms.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted, in its sole discretion, to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which exchange notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries or any proceeds, income or profits therefrom, securing any Indebtedness, except Permitted Liens or unless (i) in the case of any Lien securing Indebtedness that ranks pari passu with the exchange notes, contemporaneously therewith effective provision is made to secure the exchange notes equally and ratably with such Indebtedness with a Lien on the same assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien and (ii) in the case of any Lien securing Indebtedness that is subordinated in right of payment to the exchange notes, contemporaneously therewith effective provision is made to secure the exchange notes with a Lien on the same assets securing such Indebtedness that is prior to the Lien securing such Indebtedness.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements as in effect on the date of the indenture (including the Credit Agreement) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture (as determined in good faith by the Company);

(2) the indenture, the exchange notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any agreement of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by the Company);

(9) Liens, including real estate mortgages, permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(11) any encumbrance or restriction existing under or by reason of contractual requirements in connection with a Qualified Receivables Transaction; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the exchange notes and the indenture pursuant to a supplemental indenture and any other applicable agreement reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a pro forma Fixed Charge Coverage Ratio that is at least equal to the actual Fixed Charge Coverage Ratio of the Company as of such date; and

(5) the trustee is provided with an opinion of counsel stating that such consolidation or merger complies with the provisions of the indenture.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly-Owned Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the

Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items and any agreements or employee benefit plans in effect on the date of the indenture or any amendment thereto or replacement agreement or plan thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Company in any material respect than the original agreement or plan as in effect on the date of the indenture, as reasonably determined by the Board of Directors or senior management of the Company, and payments pursuant thereto, will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or consulting agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business or approved in good faith by the Board of Directors of the Company and payments pursuant thereto and the issuance of Equity Interests of the Company (other than Disqualified Stock) to directors and employees pursuant to stock option or stock ownership plans;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees, compensation benefits or indemnity to directors;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and “—Liens”;

(7) loans or advances to employees made in the ordinary course of business;

(8) any transaction with suppliers or franchisees in the ordinary course of business that are on substantially similar terms to those contained in similar transactions by the Company or any of its Restricted Subsidiaries with unaffiliated suppliers and franchisees consistent with past practice;

(9) Permitted Parent Payments;

(10) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement, partnership agreement or limited liability company members agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture and any similar agreements which it may enter into thereafter, in each case subject to compliance with the other provisions of the indenture; provided, however, that the existence, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (10) to the extent that the terms (taken as a whole) of any such amendment or new agreement are not otherwise materially disadvantageous to the holders of the exchange notes, as determined in good faith by the Board of Directors or senior management of the Company or such Restricted Subsidiary; and

(11) the Transactions and the payment of all fees and expenses related to the Transactions, including any fees to the Principal.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates a Subsidiary that guarantees borrowings under the Credit Agreement after the date of the indenture, then that newly acquired or created Subsidiary will (1) become a Guarantor and execute a supplemental indenture, and (2) deliver an opinion of counsel relating to the foregoing within 10 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly-Owned Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly-Owned Restricted Subsidiary; and

(2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Company will not permit any Wholly-Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to the Company or a Wholly-Owned Restricted Subsidiary of the Company.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of exchange notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the exchange notes unless such consideration is offered to be paid and is paid to all holders of the exchange notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any exchange notes are outstanding, the Company will furnish to the holders of exchange notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

In addition, the Company agrees that, for so long as any exchange notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of exchange notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that (1) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and (2) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly of the Capital Stock of the Company, the information and reports required by this covenant may be those of such parent company on a consolidated basis.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the exchange notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the exchange notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default results in the acceleration of such Indebtedness prior to its express maturity, and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding exchange notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding exchange notes may declare all the exchange notes to be due and payable immediately.

In the event of a declaration of acceleration of the exchange notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the exchange notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the exchange notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the exchange notes that became due solely because of the acceleration of the exchange notes, have been cured or waived.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding exchange notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the exchange notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of exchange notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of an exchange note may pursue any remedy with respect to the indenture or the exchange notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding exchange notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding exchange notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding exchange notes by notice to the trustee may, on behalf of the holders of all of the exchange notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, interest or premium, if any, on the exchange notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the exchange notes, the indenture and the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding exchange notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding exchange notes to receive payments in respect of the principal, interest or premium, if any, on such exchange notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the exchange notes concerning issuing temporary exchange notes, registration of exchange notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the exchange notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the exchange notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal, interest and premium, if any, on the outstanding exchange notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the exchange notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of exchange notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the exchange notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the exchange notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the exchange notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding exchange notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes).

Without the consent of each holder of exchange notes affected, an amendment, supplement or waiver may not (with respect to any exchange notes held by a non-consenting holder):

(1) reduce the principal amount of exchange notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any exchange note or alter the provisions with respect to the redemption of the exchange notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any exchange note;

(4) waive a Default or Event of Default in the payment of principal, interest or premium, if any, on the exchange notes (except a rescission of acceleration of the exchange notes by the holders of at least a majority in aggregate principal amount of the then outstanding exchange notes and a waiver of the payment default that resulted from such acceleration);

(5) make any exchange note payable in money other than that stated in the exchange notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of exchange notes to receive payments of principal, interest or premium, if any, on the exchange notes;

(7) waive a redemption payment with respect to any exchange note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of exchange notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the exchange notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of exchange notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that does not adversely affect the right of any holder, subject to the provisions of the indenture;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the exchange notes or the Note Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the exchange notes or the Note Guarantees;

(7) to provide for the issuance of additional exchange notes, in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the exchange notes.

The consent of the holders of the exchange notes will not be necessary under the indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all exchange notes issued thereunder (subject to those provisions that by their express terms shall survive), when:

(1) either:

(a) all exchange notes that have been authenticated, except lost, stolen or destroyed exchange notes that have been replaced or paid and exchange notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all exchange notes that have not been delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and, in each case, the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the entire Indebtedness on the exchange notes not delivered to the trustee for cancellation for principal and premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the exchange notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding exchange notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of exchange notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to El Pollo Loco, Inc., 3333 Michelson Drive, Suite 550, Irvine, California 92612, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“2009 Notes” means the 9 1/4% Senior Secured Notes due 2009 of the Company.

“2010 Notes” means the 12 1/2% Senior Discount Notes due 2010 of Intermediate.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; provided, however, that Indebtedness of such acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be Acquired Debt; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by Chicken Subsidiary Corp., a wholly owned subsidiary of Chicken Acquisition Corp., of all of the issued and outstanding shares of common stock of Holdings pursuant to the stock purchase agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., Holdings, Intermediate, El Pollo Loco, Inc. and American Securities Capital Partners, L.P., as representative of the equityholders of Holdings. Upon completion of the stock purchase and related transactions, El Pollo Loco, Inc., Holdings and Intermediate are wholly owned subsidiaries of Chicken Acquisition Corp. (which are controlled by affiliates of Trimaran).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,”

as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly-Owned Restricted Subsidiary of the Company;

(4) the sale, lease or discount of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(8) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(9) the sale or other disposition of restaurants in the ordinary course of business consistent with past practice;

(10) a sale to a Receivables Subsidiary, or the assignment or other transfer by a Receivables Subsidiary, in each case, of accounts receivable or other financial assets in a Qualified Receivables Transaction;

(11) the sale or other disposition of Equity Interests of an Unrestricted Subsidiary; and

(12) the sale of Permitted Investments (other than sales of Equity Interests of any of the Company’s Restricted Subsidiaries) made by the Company or any Restricted Subsidiary after the date of the indenture, if such Permitted Investments were (a) received in exchange for, or purchased out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or (b) received in the form of, or were purchased from the proceeds of, a substantially concurrent contribution of common equity capital to the Company.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the exchange notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time except following an initial public offering of equity of the Company or any direct or indirect parent of the Company. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, including, in each case, Preferred Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities or any evidence of indebtedness issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities or such evidence of indebtedness);

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to a Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within twelve months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4) after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to it in the indenture governing the exchange notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) any payments pursuant to clause (3) of Permitted Parent Payments and provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such payment or provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) payments pursuant to or to fund payments under the Management Agreement as in effect on the date of the indenture; plus

(5) (a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the exchange notes and the related borrowing under the Credit Agreement and the Transactions, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described above under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (iv) any Permitted Investment and any acquisition permitted under the indenture, (b) cash or non-cash charges relating to the repricing or issuance of employee stock options (whether accruing at or subsequent to the time of such repricing or issuance) or the adoption of cash bonus arrangements, in any case in connection with the issuance of the exchange notes, and payments pursuant to any such arrangement and (c) restructuring charges, in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

(6) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles as a result of impairment, in each case, as required by SFAS 142 or SFAS 144 but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(7) fees, expenses and amounts paid in defense of, or to discharge judgments, pursuant to settlements or as fines or penalties arising from or related to, lawsuits, governmental proceedings or regulatory actions or investigations relating to allegations that the Company, Holdings, Intermediate or any of their Subsidiaries improperly classified certain employees as “exempt” employees under federal or state labor laws or related or similar allegations; minus

(8) non-cash items increasing such Consolidated Net Income, other than reductions of negative leasehold liability, for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination (the “Reference Date”), the ratio of (x) the sum of the total principal amount of Indebtedness (or, in the case of Indebtedness issued at less than its principal amount at maturity, the accreted value thereof) and the total amount of Disqualified Stock outstanding of the Company and its Restricted Subsidiaries on a consolidated basis and determined in accordance with GAAP on the Reference Date, less the amount of cash and Cash Equivalents held by the Company and its Restricted Subsidiaries on the Reference Date (“Total Indebtedness”), to (y) the Consolidated Cash Flow of the Company for the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the Reference Date. For purposes of this definition, Total Indebtedness and Consolidated Cash Flow shall be calculated after giving effect on a pro forma basis to:

(1) all incurrences or repayments of any Indebtedness by the Company or any of its Restricted Subsidiaries occurring at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Reference Date, as if such incurrence or repayment, as the case may be, occurred on the first day of the Four-Quarter Period; and

(2) acquisitions, including through mergers or consolidations, and Asset Sales that have been made by the Company or any of its Restricted Subsidiaries or any Person or any of its Restricted Subsidiaries acquired by the Company or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the Four-Quarter Period or subsequent thereto and on or prior to the Reference Date, as if such acquisition or Asset Sale, as the case may be, occurred on the first day of the Four-Quarter Period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (if positive) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of an initial public offering of the Company or any direct or indirect parent of the Company; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated November 18, 2005, by and among EPL Finance Corp., Intermediate, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders, providing for up to $25.0 million of revolving credit borrowings and $104.5 million of term loan borrowings, including any related exchange notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the exchange notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the asset sale or change of control provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders”, as reasonably determined by the Company. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of common stock of the Company or any direct or indirect parent of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the

Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, controller or Board of Directors of the Company or the Restricted Subsidiary, as applicable, which determination will be conclusive (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization of debt issuance costs; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means the Parent Guarantor and any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdco Notes” means the 14 1/2% Senior Discount Notes due 2014 issued by Intermediate Finance and assumed by Intermediate on November 18, 2005.

“Holdings” means EPL Holdings Inc., a Delaware corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances or letters of credit (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) or (2) above or (4) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following receipt by such Person or a demand for reimbursement);

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent of the lesser of (a) the Fair Market Value of the assets subject to such Lien, or (b) the amount of the Indebtedness secured by such Lien and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Intermediate” means EPL Intermediate, Inc., a Delaware corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up; it being expressly understood that nothing in the indenture shall prohibit Intermediate from merging with, consolidating with or otherwise being succeeded by a Person that assumes its obligations, if any, under the indenture.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and advances to customers in the ordinary course of business that are recorded as accounts receivable), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Agreement” means the Monitoring and Management Services Agreement dated November 18, 2005, entered into by CAC and an affiliate of Trimaran in connection with the Transactions, as amended through the date of the indenture.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and discounts, and sales commissions, and any other fees and expenses, including without limitation relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and on the exchange notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means any of EPL Holdings Inc., a Delaware corporation, Chicken Subsidiary Corp., a Delaware corporation, Chicken Acquisition Corp., a Delaware corporation and Trimaran Pollo Partners L.L.C., a Delaware limited liability corporation, or any successor thereto including by way of merger, consolidation, liquidation, dissolution or winding up.

“Parent Guarantor” means (i) Intermediate or (ii) at any time after the consummation of a transaction pursuant to which another Person becomes a direct parent of the Company and assumes Intermediate’s obligation to guarantee borrowings under the Credit Agreement, such direct parent, in each case for so long as it guarantees borrowings under the Credit Agreement.

“Permitted Business” means the ownership, operation or franchising of restaurants, including a single restaurant, and any business that is reasonably related, ancillary or complementary thereto.

“Permitted Investment” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4) any Investment made prior to the date of the indenture;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “ —Repurchase at the Option of Holders—Asset Sales”;

(6) any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (6) will be excluded from clause (3)(b) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7) any Investments received in compromise or resolution of (A) obligations of trade creditors, franchisees or customers that are accounts receivable of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, franchisee or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Investments represented by Hedging Obligations;

(9) endorsements of negotiable instruments and documents in the ordinary course of business;

(10) pledges or deposits permitted under clause (9) of the definition of Permitted Liens;

(11) repurchases of the notes, Intermediate notes, the 2009 Notes or the 2010 Notes;

(12) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(13) loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

(14) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(15) Investments in a Receivables Subsidiary or in any Person by a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided, however, that such Investment is in the form of a purchase money note, contribution of additional receivables or any equity interest; and

(16) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding not to exceed $10.0 million.

“Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to clause (1) of the definition of Permitted Debt;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness permitted by clause (4) of the second paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) pledges or deposits by a Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(10) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(12) Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Restricted Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board and

(B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(13) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(14) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is permitted to be incurred under the indenture;

(15) Liens created for the benefit of the indenture, the exchange notes (or the Note Guarantees);

(16) (a) Liens securing Indebtedness under Credit Facilities and (b) Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(17) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(18) Liens on accounts receivable, leases or other financial assets incurred in connection with a Qualified Receivables Transaction;

(19) Liens to secure Indebtedness permitted by clause (14) of the second paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(20) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.0 million at any one time outstanding.

“Permitted Parent Payments” means, without duplication as to amounts:

(1) payments to Parent or Intermediate or, in each case, any Subsidiary or successor thereof, to permit Parent or Intermediate or such Subsidiary or successor to pay (i) franchise taxes or other costs of maintaining its corporate existence and (ii) accounting, legal and administrative and other operating expenses of Parent of Intermediate when due; provided that, in the case of clause (ii), such payments shall not exceed $500,000 per annum;

(2) payments to Parent or Intermediate to permit Parent or Intermediate to pay the principal, interest and any premium payable upon the redemption or repurchase of the 2010 Notes;

(3) for so long as the Company or any Subsidiary thereof is a member of a group or subgroup filing a consolidated or combined tax return with Parent or Intermediate or, in each case, any Subsidiary or successor thereof, payments, directly or indirectly, to Parent or Intermediate or any such Subsidiary or successor in respect of an allocable portion of the tax liabilities of such group or subgroup that is attributable to the Company and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the net amount of the relevant tax that Parent or Intermediate or, in each case, any Subsidiary or successor thereof, actually owes to the appropriate taxing authority attributable to (without duplication) (i) the operations of the

Company and its Subsidiaries, (ii) the direct or indirect ownership of the Company and its Subsidiaries or (iii) any payments received pursuant to this clause (3) of Permitted Parent Payments. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s, Intermediate’s or such Subsidiary’s or successor’s receipt of such Tax Payments or refunded to the Company;

(4) dividends or distributions to Parent or Intermediate to permit Parent or Intermediate to (a) satisfy its payment obligations, if any, under the Management Agreement as in effect on the date of the indenture, or as later amended, provided that any such amendment is not more disadvantageous to the Company in any material respect than the Management Agreement as in effect on the date of the indenture or (b) make payments pursuant to bonus arrangements adopted in connection with the issuance of the exchange notes; and

(5) fees and expenses related to any equity offering of any direct or indirect parent of the Company.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness of the Company or any Restricted Subsidiary used to refinance Permitted Refinancing Indebtedness; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the exchange notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the exchange notes on terms at least as favorable to the holders of exchange notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment (i) of dividends, or (ii) upon liquidation, dissolution or winding up of the issuer of such Equity Interest.

“Principal” means Trimaran Capital Partners (“Trimaran”), investment funds managed by Trimaran, partners of Trimaran, equity co-investors in Trimaran Pollo Partners, L.L.C., affiliates of Trimaran, an entity controlled by any of the foregoing and/or by a trust of the type described hereafter, and/or a trust for the benefit of any of the foregoing.

“Qualified Receivables Transaction” means any Receivables Transaction of a Restricted Subsidiary that meets the following conditions:

(1) the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Transaction (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Restricted Subsidiary;

(2) all sales of accounts receivable and related assets to the Restricted Subsidiary are made at Fair Market Value (as determined in good faith by the Company); and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries to secure Indebtedness under the Credit Facility shall not be deemed a Qualified Receivables Transaction.

“Receivables Subsidiary” means a wholly owned Restricted Subsidiary of the Company (or another person formed for the purposes of engaging in Qualified Receivables Transactions with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(3) to which neither the Company not any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officer’s certificate certifying that such designation complies with the foregoing conditions.

“Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which any Person issues interests, the proceeds of which are used to finance a discrete pool (which may be fixed or revolving) of receivables, leases or other financial assets (including, without limitation, financing contracts), or a discrete portfolio of real property or equipment (in each case whether now existing or arising in the future), and which may include a grant of a security interest in any such receivables, leases, other financial assets, real property or equipment (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, all collateral securing such receivables, leases, other financial assets, real property or equipment, all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving receivables, leases, other financial assets, real property or equipment.

“Related Party” means:

(1) any controlling equity holder or more than 50% owned Subsidiary of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 50% controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any of its Restricted Subsidiaries that are reasonably customary (as determined in good faith by the Company) in an accounts receivable transaction.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transactions” means the Acquisition and the financings thereof and the various other transactions and payments related thereto.

“Unrestricted Subsidiary” means any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, and any Subsidiary of such Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants— Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for original notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

•	the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

•	we receive notification of the suspension of the qualification of the new notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

•	the suspension is required by law; or

•	an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the new notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and certain transfer taxes and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of exchange notes, as set forth below. However, any purchaser of exchange notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the applicable interpretation of the staff of the SEC;

•	will not be able to tender its original notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC’s staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon the validity of the notes offered hereby. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP are, directly or indirectly, investors in Trimaran Fund II, L.L.C., an affiliate of Trimaran, and certain affiliated funds of Trimaran.

EXPERTS

The Consolidated Balance Sheet as of December 29, 2004 and the related Consolidated Statements of Operations and Comprehensive Income (Loss), Stockholder’s Equity (Deficiency) and Cash Flows for the years ended December 31, 2003 and December 29, 2004 and the period from December 30, 2004 to November 17, 2005 and the Consolidated Balance Sheet as of December 28, 2005 and the related Consolidated Statements of Operations and Comprehensive Loss, Stockholder’s Equity and Cash Flows for the period from November 18, 2005 to December 28, 2005 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the acquisition of El Pollo Loco, Inc. and its parent entities, EPL Intermediate, Inc. and El Pollo Loco Holdings, Inc. (formerly known as EPL Holdings, Inc.), by Chicken Acquisition Corp. and certain other parties on November 18, 2005), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4, under the Securities Act, relating to the exchange notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

Following effectiveness of the registration statement relating to the exchange offer, we will file annual, quarterly and current reports and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. The indenture pursuant to which the notes are issued require us to distribute to the holders of the notes annual reports containing our financial statements audited by our independent auditors as well as other information, documents and other information that we will be required to file with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

El Pollo Loco, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(949) 251-1703 (facsimile)

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 29, 2004 (Predecessor) and December 28, 2005 (Successor)	F-3

Consolidated Statements of Operations and Comprehensive (Loss) Income for the Predecessor Years Ended December 31, 2003 and December 29, 2004, the Predecessor Period December 30, 2004 to November 17, 2005 and the Successor Period November 18, 2005 to December 28, 2005

F-4

Consolidated Statements of Stockholder’s Equity (Deficiency) for the Predecessor Years Ended December 31, 2003 and December 29, 2004, the Predecessor Period December 30, 2004 to November 17, 2005 and the Successor Period November 18, 2005 to December 28, 2005

F-5

Consolidated Statements of Cash Flows for the Predecessor Years Ended December 31, 2003 and December 29, 2004, the Predecessor Period December 30, 2004 to November 17, 2005 and the Successor Period November 18, 2005 to December 28, 2005

F-6

Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Balance Sheets as of December 28, 2005 and June 28, 2006	F-35

Unaudited Condensed Consolidated Statements of Income for the Predecessor 13 Weeks and 26 Weeks Ended June 29, 2005 and the Successor 13 Weeks and 26 Weeks Ended June 28, 2006	F-37

Unaudited Condensed Consolidated Statements of Cash Flows (Unaudited) for the Predecessor 26 Weeks Ended June 29, 2005 and the Successor 26 Weeks Ended June 28, 2006	F-38

Notes to Unaudited Condensed Consolidated Financial Statements	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of

EPL Intermediate, Inc.

Irvine, CA

We have audited the accompanying consolidated balance sheet of EPL Intermediate, Inc. and its subsidiary (the “Company”), a wholly owned subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc., as of December 29, 2004 and the related consolidated statements of operations and comprehensive (loss) income, stockholder’s equity (deficiency), and cash flows for the years ended December 31, 2003 and December 29, 2004 and the period from December 30, 2004 to November 17, 2005 (the “Predecessor Periods”), prior to the acquisition of the Company by Chicken Acquisition Corp. We have also audited the consolidated balance sheet of the Company as of December 28, 2005 and the related consolidated statements of operations and comprehensive loss, stockholder’s equity, and cash flows for the period from November 18, 2005 to December 28, 2005 (the “Successor Period”), subsequent to the acquisition of the Company by Chicken Acquisition Corp. Our audits also included the financial statement schedule listed in the Index at Item 21. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2004 and December 28, 2005 and the related consolidated statements of operations and comprehensive (loss) income, stockholder’s equity (deficiency), and cash flows for the Predecessor Periods and the Successor Period, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on November 18, 2005, Chicken Acquisition Corp., and certain other parties completed the acquisition of the Company in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Accordingly, the assets acquired and liabilities assumed by Chicken Acquisition Corp. were recorded at fair value on that date by the Company and therefore the assets and liabilities of the Successor Period are not comparable with those of the Predecessor Periods.

/s/ Deloitte & Touche LLP

Los Angeles, California

April 10, 2006

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	Predecessor DECEMBER 29, 2004	Successor DECEMBER 28, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,636	$3,552
Notes and accounts receivable—net	2,714	2,998
Inventories	1,136	1,372
Prepaid expenses and other current assets	2,530	3,189
Income taxes receivable	2,124	3,825
Deferred income taxes	4,150	1,520

Total current assets	18,290	16,456

PROPERTY OWNED—Net	59,469	69,121

PROPERTY HELD UNDER CAPITAL LEASES—Net	4,634	2,186

GOODWILL	38,989	272,204

DOMESTIC TRADEMARKS	19,800	120,700

OTHER INTANGIBLE ASSETS—Net	18,017	13,698

OTHER ASSETS	8,039	11,554

TOTAL ASSETS	$167,238	$505,919

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Revolving credit facility	$—	$2,775
Current portion of note payable	3,667	1,045
Current portion of obligations under capital leases	1,296	1,264
Current portion of other notes payable	619	—
Accounts payable	8,075	10,215
Accrued salaries	4,517	4,184
Accrued vacation	1,467	1,728
Accrued insurance	3,293	3,539
Accrued interest	488	2,631
Accrued advertising	264	911
Other accrued expenses and current liabilities	2,777	3,683

Total current liabilities	26,463	31,975

NONCURRENT LIABILITIES:
Senior secured notes (2009 Notes)	110,000	250
Senior unsecured notes (2013 Notes)	—	123,425
Senior discount notes (2010 Notes)	42,710	—
PIK notes (2014 Notes)	—	22,889
Note payable—less current portion	3,667	103,455
Obligations under capital leases—less current portion	6,430	5,211
Other notes payable—less current portion	1,193	—
Deferred income taxes	4,578	34,383
Other intangible liabilities—net	5,012	9,037
Other noncurrent liabilities	6,060	3,603

Total noncurrent liabilities	179,650	302,253

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY (DEFICIENCY)
Common stock, $.01 par value—20,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid-in-capital	315	172,279
Accumulated deficit	(39,190)	(588)

Total stockholder’s equity (deficiency)	(38,875)	171,691

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$167,238	$505,919

See notes to consolidated financial statements

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands)

	Predecessor			Successor November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005
OPERATING REVENUE:
Restaurant revenue	$193,220	$204,820	$197,267	$24,527
Franchise revenue	13,226	14,216	13,661	1,742

Total operating revenue	206,446	219,036	210,928	26,269

OPERATING EXPENSES:
Product cost	58,430	64,595	62,638	7,958
Payroll and benefits	53,608	55,200	50,325	6,746
Depreciation and amortization	13,039	13,894	12,743	1,203
Other operating expenses	60,967	65,979	65,340	7,958

Total operating expenses	186,044	199,668	191,046	23,865

OPERATING INCOME	20,402	19,368	19,882	2,404

INTEREST EXPENSE—Net of interest income of $75, $107, $369, and $60 for the periods ended December 31, 2003, December 29, 2004, November 17, 2005 and December 28, 2005 respectively	8,100	18,025	38,726	3,385

(LOSS) INCOME BEFORE (BENEFIT) PROVISION FOR INCOME TAXES	12,302	1,343	(18,844)	(981)

(BENEFIT) PROVISION FOR INCOME TAXES	4,932	28	(7,651)	(393)

NET (LOSS) INCOME	7,370	1,315	(11,193)	(588)

OTHER COMPREHENSIVE INCOME:
Settlement of interest rate swap agreement, net of income taxes of $289	433	—	—	—

COMPREHENSIVE (LOSS) INCOME	$7,803	$1,315	$(11,193)	$(588)

See notes to consolidated financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

(Amounts in thousands, except share data)

	Predecessor
	Common Shares	Amount	Preferred Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total

BALANCE, DECEMBER 25, 2002	100	—	20,075	20,075	24,411	(433)	14,613	58,666

Retirement of Interest rate swap agreement—net of income taxes of $289		—		—	—	433	—	433
Proceeds on sale of preferred stock		—	26	26	—	—	—	26
Redemption of preferred stock		—	(20,101)	(20,101)	—	—	—	(20,101)
Dividend distribution to EPL Holdings, Inc.		—		—	(24,411)	—	(25,488)	(49,899)
Net income							7,370	7,370

BALANCE, DECEMBER 31, 2003	100	—	—	—	—	—	(3,505)	(3,505)

Dividend distribution to EPL Holdings, Inc.		—		—	—	—	(37,000)	(37,000)
Tax benefit from exercise of stock options		—		—	315	—		315
Net income		—		—	—	—	1,315	1,315

BALANCE, DECEMBER 29, 2004	100	—	—	—	315	—	(39,190)	(38,875)

Deemed dividend to EPL Holdings, Inc.					(10,538)			(10,538)
Tax benefit from exercise of stock options					2,988			2,988
Net loss		—		—	—	—	(11,193)	(11,193)

BALANCE, NOVEMBER 17, 2005	100	—	—	—	(7,235)	—	(50,383)	(57,618)

	Successor

BALANCE, NOVEMBER 18, 2005	100	—		—	172,279	—	—	172,279

Net loss		—		—	—	—	(588)	(588)

BALANCE, DECEMBER 28, 2005	100	—	—	—	172,279	—	(588)	171,691

See notes to consolidated financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Predecessor			Successor November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$7,370	$1,315	$(11,193)	$(588)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization of property and intangible assets	13,039	13,894	12,743	1,202
Interest accretion	—	3,661	4,762	389
(Gain) loss on disposal of assets	(507)	(337)	(494)	3
Asset impairment	—	588	1,047	—
Amortization of deferred financing costs	1,814	1,536	7,426	152
Amortization of negative leasehold interest	(1,209)	(1,344)	(1,345)	(9)
Deferred income taxes	459	1,210	(7,847)	(393)
Tax benefit of exercise of stock options	—	315	2,988	—
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(294)	(126)	(97)	(187)
Inventories	(84)	89	(252)	16
Prepaid expenses and other current assets	(2,055)	72	452	(1,111)
Income taxes receivable / payable	(188)	(1,415)	(1,701)	—
Other assets	(57)	92	(150)	154
Accounts payable	3,523	552	1,080	3,377
Accrued salaries and vacation	2,495	(1,008)	5,379	(5,451)
Accrued insurance	1,894	1,045	146	100
Other accrued expenses and current and noncurrent liabilities	712	1,512	22,948	2,421

Net cash provided by operating activities	26,912	21,651	35,892	75

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from asset disposition	1,394	1,316	1,363	—
Purchase of other assets	—	—	(1,086)	—
Purchase of franchise restaurants—net of cash acquired	(1,288)	(2,421)	—	—
Purchase of property	(10,974)	(12,428)	(13,270)	(2,891)
Acquisition of EPL Holdings, Inc., net of $19,591 of cash acquired	—	—	—	(213,841)

Net cash used in investing activities	(10,868)	(13,533)	(12,993)	(216,732)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	26	—	—	—
Capital contribution	—	—	—	155,525
Redemption of preferred stock	(20,101)	—	—	—
Incurrence of new debt	110,000	39,049	—	253,200
Payment of obligations under capital leases	(1,077)	(1,230)	(1,058)	(193)
Payments on debt	(47,406)	(4,900)	(7,886)	(178,749)
Distribution to EPL Holdings, Inc.	(49,899)	(37,000)	—	—
Deferred financing costs	(5,129)	(3,779)	—	(9,574)

Net cash provided by (used in) financing activities	(13,586)	(7,860)	(8,944)	220,209

See notes to consolidated financial statements.	(continued)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Predecessor			Successor November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$2,458	$258	$13,955	$3,552
CASH AND CASH EQUIVALENTS— Beginning of period	2,920	5,378	5,636	—

CASH AND CASH EQUIVALENTS— End of period	$5,378	$5,636	$19,591	$3,552

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the period for:
Interest (net of amounts capitalized)	$3,596	$12,132	$6,460	$20,307

Income taxes	$4,662	$197	$65	$—

In 2003, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company received $615,000 of property in exchange for the assumption of $492,000 of debt, the forgiveness of a $98,000 receivable and the assumption of $25,000 of accounts payable.

In 2004, the Company acquired two restaurants from a franchisee for total consideration of $2,400,000.

In November 2005, Chicken Acquisition Corp. acquired EPL Holdings, Inc (the “Acquisition”). The purchase price was $435.9 million and consisted of $213.8 million cash, net of $19.6 million cash acquired, $185.7 million of assumed and refinanced debt, and $16.8 million of contributed stock and options.

During 2005, the Predecessor recorded an $10.5 million deemed distribution to shareholders for expenses assumed on their behalf. The deemed distribution had not been paid at November 17, 2005.

As of December 31, 2003, December 29, 2004, November 17, 2005 and December 28, 2005, the Company had included in accounts payable $139,000, $126,000, $1,247,000 and $783,000, respectively, for the purchase of property and equipment.

As of December 31, 2003, the Company had included in accounts payable $1,394,000 of unpaid deferred financing costs.

See notes to consolidated financial statements.	(concluded)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

EPL Intermediate, Inc. (“Intermediate”) and subsidiary (collectively, the “Company”) is a Delaware corporation headquartered in Irvine, California. The Company’s activities are performed principally through its subsidiary, El Pollo Loco, Inc. (“EPL”), which develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco. The restaurants, which are located principally in California but also in Texas, Nevada, Arizona and Illinois, specialize in flame-grilled chicken in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, chicken tortilla soup, Pollo Bowls and Pollo Salads. At December 28, 2005, the Company operated 142 (123 in the greater Los Angeles area) and franchised 191 (123 in the greater Los Angeles area) El Pollo Loco restaurants. The Company is a wholly owned subsidiary of EPL Holdings, Inc. (“Holdings”).

As a holding company, the stock of EPL constitutes Intermediate’s only material asset. Consequently, EPL conducts all of the Company’s consolidated operations and owns substantially all of the consolidated operating assets. Intermediate has no independent assets or operations; Intermediate’s guarantee of EPL’s 11 3/4% Senior Notes due 2013 is full and unconditional and Intermediate has no subsidiaries other than EPL. The Company’s principal source of the cash required to pay its obligations is the cash that EPL generates from its operations. EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and currently has restrictions that limit distributions or dividends to be paid by EPL to Intermediate.

2. ACQUISITION OF THE COMPANY

On September 27, 2005, Holdings entered into a stock purchase agreement (the “Stock Purchase Agreement”) among Chicken Acquisition Corp. (“CAC”), Holdings, Intermediate, EPL, the equity holders of Holdings, and American Securities Capital Partners, L.P. (“ASCP”). Pursuant to the Stock Purchase Agreement, CAC, an affiliate of Trimaran Fund II, L.L.C., agreed to purchase (the “Acquisition”) all of Holdings’ issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management, representing approximately 7.3% of Holdings). On November 18, 2005, Holdings, CAC, and the other parties to the Stock Purchase Agreement completed the Acquisition. The Company prior to the Acquisition is referred to as the “Predecessor” and after the Acquisition is referred to as the “Successor.”

The Acquisition was accounted for as a purchase of Holdings by CAC in accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations.” The aggregate purchase price was $435.9 million, consisting of $204.5 million of cash, net of $19.6 million cash acquired, $16.8 million of stock and options in Holdings, $9.3 million of direct acquisition costs (which included $7.0 million paid to Trimaran Fund Management, L.L.C. (“Trimaran Fund Management”), an entity related to CAC, for services performed and expenses incurred in connection with the Acquisition), and $185.7 million of debt that was refinanced or assumed in connection with the Acquisition. The $16.8 million of stock and options in Holdings consisted of a combination of $10.0 million, or 115,697 shares of stock held by previous owners of Holdings, $265,440, or 3,071 shares of stock held by Holdings management and $6.5 million of, or 81,837 fully-vested options held by Holdings management that were rolled over into CAC. The options were valued using the Black-Scholes valuation methodology, with the following assumptions:

•	expected life of approximately five years;

•	annualized volatility of approximately 41%, calculated based on the volatility of a comparable peer group;

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	risk-free interest rate of approximately 4.5%; and

•	fair value of stock of $86.43, determined by using the purchase price a third-party purchaser, CAC, paid in connection with the Acquisition.

The stock was valued by considering the purchase price paid by CAC in connection with the Acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition. The purchase price allocation was based on estimates of the fair value of the assets acquired and liabilities assumed as determined by an independent valuation company. The valuation is being finalized. The final determination of the fair value of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts included in these financial statements. Adjustments to the purchase price allocation are expected to be finalized during fiscal 2006.

Amounts (in thousands)
Current assets	$31,213
Property	68,424
Other assets	2,282
Intangible assets, net	125,405
Goodwill	272,204

Total assets acquired	499,528

Current liabilities	25,379
Other liabilities	38,296

Total liabilities assumed	63,675

Net assets acquired	435,853

The net intangible assets consist of a $120.7 million domestic trademark, a $8.0 million franchise network and a net unfavorable lease intangible liability of $3.3 million. Factors that the Company believes contributed to a purchase price that resulted in the recognition of goodwill include the following:

•	a relatively unique brand that appeals to a wide variety of consumers;

•	the potential for the company to become a strong national brand; and

•	the expectation of same stores sales growth.

The following pro forma information presents the Company’s results of operations for the year ended December 29, 2004 as if the Acquisition had occurred at the beginning of fiscal 2004 and for the period ended December 28, 2005 as if the acquisition had occurred at the beginning of fiscal 2005 (in thousands).

	December 29, 2004	December 28, 2005
Total operating revenue	$219,036	$237,197
Pro forma net loss	$(4,846)	$(2,443)

The following transactions occurred in connection with the Acquisition and are reflected in the Successor’s consolidated financial statements:

•	a cash investment made by CAC totaling $155.5 million

•	a contribution of shares and options of Holdings with a fair value of $16.8 million

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the execution of a credit agreement governing new senior secured credit facilities providing for a $104.5 million term loan, drawn at closing, and a $25.0 million revolving credit facility, of which $2.8 million was drawn down at closing (see further description below)

•	$123.4 million received related to the issuance and sale of $125.0 in aggregate principal amount at maturity 11 3/4% senior notes (see description of 2013 Notes below)

•	$22.5 million received related to the issuance and sale of $39.3 million in aggregate principal amount at maturity 14.5% senior discount notes (see description of 2014 Notes below)

•	$9.6 million of deferred financing fees incurred in connection with the borrowings described above

The following activities occurred with respect to the existing indebtedness of the Predecessor and its subsidiary that was refinanced by the Successor and its subsidiary:

•	In October 2005, EPL commenced a tender offer to purchase for cash any and all outstanding 9 1/4% Senior Secured Notes due 2009 (the “2009 Notes”), and Intermediate commenced a tender offer to purchase for cash any and all outstanding 12 1/2% Senior Discount Notes due 2010 (the “2010 Notes”). EPL and Intermediate also solicited consents to amend the indentures governing the 2009 and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of December 28, 2005, all of the 2010 Notes have been purchased for cash, and all except for $250,000 in aggregate principal amount of the 2009 Notes have been purchased for cash. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

•	On November 18, 2005, EPL Intermediate Finance Corp., a Delaware corporation (“Intermediate Finance”) issued $39,342,000 aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2014 (the “2014 Notes”). Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance Corp., a Delaware corporation (“EPL Finance”), issued $125,000,000 aggregate principal amount at maturity of 11 3/4% Senior Notes due 2013 (the “2013 Notes”). The 2013 Notes are guaranteed by Intermediate. EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the notes and the related indenture.

•	On November 18, 2005, EPL entered into senior secured credit facilities with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The senior secured credit facilities provide for an $104.5 million term loan and $25.0 million in revolving availability. In connection therewith, EPL’s prior credit facility with SunTrust Bank was paid off in full.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company’s fiscal year end is the last Wednesday of the calendar year, which in 2003 was December 31, 2003, in 2004 was December 29, 2004 and in 2005 was December 28, 2005. The accompanying consolidated balance sheets present the Company’s financial position as of December 29, 2004 and December 28, 2005. The accompanying consolidated statements of operations and comprehensive (loss) income, stockholder’s equity (deficiency) and cash flows present the 53 week period ended

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, the 52 week period ended December 29, 2004, the Predecessor period from December 30, 2004 to November 17, 2005 and the Successor period from November 18, 2005 to December 28, 2005.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Notes and Accounts Receivable—Notes and accounts receivable consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees, which are due on a monthly basis that may differ from the Company’s month-end dates.

Inventories—Inventories consist principally of food, beverages and paper supplies and are valued at the lower of average cost or market

Property—Net—Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. For leases with renewal periods at the Company’s option, the Company generally uses the original lease term, excluding the option periods, to determine estimated useful lives; if failure to exercise a renewal option imposes an economic penalty on the Company, such that management determines at the inception of the lease that renewal is reasonably assured, the Company includes the renewal option period in the determination of appropriate estimated useful lives.

The estimated useful service lives are as follows:

Buildings	30 years

Land improvements	3–30 years

Building improvements	3–10 years

Restaurant equipment	3–10 years

Other equipment	2–10 years

Leasehold improvements	Estimated useful life limited by the lease term

The Company capitalizes certain costs in conjunction with site selection that relate to specific sites for planned future restaurants. The Company also capitalizes certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to operations. The Predecessor capitalized $250,000, $125,000 and $69,000 of internal costs related to site selection and construction activities during the years ended December 31, 2003 and December 29, 2004, and the period from December 30, 2004 to November 17, 2005, respectively. The Predecessor also capitalized $57,000, $95,000 and $84,000 of interest expense during the years ended December 31, 2003 and December 29, 2004, and the period from December 30, 2004 to November 17, 2005, respectively. The Successor

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capitalized $16,000 and $106,000, respectively, of internal costs related to site selection and construction, and to interest expense during the period from November 18, 2005 to December 28, 2005.

Goodwill and Other Intangible Assets—Net—Intangible assets consist primarily of goodwill and the value allocated to the Company’s trademarks, franchise network and favorable and unfavorable leasehold interests. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill results principally from the acquisition of Holdings by CAC for the Successor period and the acquisition of Holdings by an affiliate of American Securities Capital Partners, L.P. in 1999 for the Predecessor periods.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the Company does not amortize its goodwill and certain intangible assets with an indefinite life, including domestic trademarks. The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded during the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005, or the Successor period November 18, 2005 to December 28, 2005.

Intangible assets and liabilities with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

Franchise network	17.5 years
Favorable leasehold interests	1 to 18 years (remaining lease term)
Unfavorable leasehold interests	1 to 20 years (remaining lease term)

Deferred Financing Costs—Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes. Deferred financing costs are included in other assets and the related amortization is reflected as a component of interest expense in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable. If the Company concludes that the carrying value of such assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded. There was no impairment during the year December 31, 2003. During the year ended December 29, 2004, the Company recorded an impairment charge for property of approximately $0.6 million for one under-performing company-operated store that will continue to be operated. The Predecessor also recorded an impairment charge of approximately $1.0 million for the period December 30, 2004 to November 17, 2005 for two under-performing Predecessor-operated restaurants that will continue to be operated. There was no impairment recorded by the Successor.

Insurance Reserves—The Company is responsible for workers’ compensation insurance claims up to a specified aggregate stop loss amount. The Company maintains a reserve for estimated claims, both reported and incurred but not reported, based on historical claims experience and other estimated assumptions.

Restaurant and Franchise Revenue—Revenues from the operation of Company-operated restaurants are recognized as products are delivered to customers. Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, and rental income for leases and subleases to franchisees. Franchise royalties are based upon a percentage of net sales of the franchisee and are recorded as income as such sales are reported by the franchisees. Initial franchise and license fees are recognized when all material obligations have been performed and conditions have been satisfied, typically when operations have commenced. Initial fees during the Predecessor years ended December 31, 2003 and December 29, 2004,

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 totaled $419,000, $443,000, $277,000 and $0, respectively.

Advertising Costs—Production costs for radio and television commercials are initially capitalized and then fully expensed when the commercials are first aired. Advertising expense, which is a component of other operating expenses, was $7,492,000, $8,249,000, $8,056,000 and $291,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively, and is net of $8,120,000, $9,009,000, $9,093,000 and $1,055,000, respectively, funded by the franchisees’ advertising fees.

Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants’ gross sales as reimbursement for advertising, public relations and promotional services the Company provides. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $279,000 and $264,000 for the Predecessor at December 31, 2003 and December 29, 2004, respectively, and were $911,000 for the Successor at December 28, 2005. Pursuant to the Company’s Uniform Franchise Offering Circular, in market areas in which the Company and franchisees both operate restaurants (the “Designated Market Area”), the Company is required to spend from 4% to 5% of the Company’s Designated Market Area restaurants’ gross sales on advertising, public relations and promotional services. At December 28, 2005, the Company was obligated to spend an additional $788,000 in future periods to comply with this requirement.

Preopening Costs—Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred.

Franchise Area Development Fees—The Company receives area development fees from franchisees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open. Unrecognized area development fees totaled $360,000 and $770,000 at December 29, 2004 and December 28, 2005, respectively, and are included in other noncurrent liabilities in the accompanying consolidated financial statements.

Operating Leases—Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS 13, “Accounting for Leases”, as amended. The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent, which is included in other noncurrent liabilities in the accompanying consolidated balance sheets, and is amortized over the term of the lease.

Income Taxes—Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes. Deferred income taxes are based on enacted income tax rates in effect when the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments—The recorded values of accounts receivable, accounts payable and certain accrued expenses approximate fair values based on their short-term nature. The recorded values of notes receivable and notes payable approximate fair value, as interest is tied to or approximates market rates. The recorded value of other notes payable and senior secured notes payable approximates fair value, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities. Additionally, the interest rate swap that was terminated in December 2003 was carried at fair value in the accompanying financial statements.

Derivative Financial Instruments—The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use and resulting designation of the derivative. For derivatives designated as hedges, changes in fair value are either offset against the change in the fair value of the assets or liabilities through earnings (fair value hedge) or recognized as a component of other comprehensive income or loss (cash flow hedge).

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company does not have any derivative financial instruments as of December 28, 2005.

Accounting for Stock Based Compensation—The Company uses the intrinsic value method to account for employee stock options in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Under Accounting Principle Board Opinion No. 25, the Company does not recognize compensation expense related to employee stock options if the exercise price of the options is equal to or greater than the market price of the underlying stock on the date of grant.

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, the recognition of compensation expense for employee stock-based compensation arrangements using the fair value method of accounting. The Company has elected the “disclosure only” alternative permitted by SFAS 123 and has disclosed pro forma net income amounts using the fair value method. In accordance with SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, the following pro forma disclosure is required.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had compensation expense for the Company’s stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS 123, the Company’s net income for the fiscal years ended December 31, 2003 and December 29, 2004, the Predecessor’s net loss for the period December 30, 2004 to November 17, 2005 and the Successor’s net loss for the period November 18, 2005 to December 28, 2005 would have been impacted as shown in the following table (in thousands):

	Predecessor			Successor
	Fiscal Years Ended		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004
Net income (loss)—as reported	$7,370	$1,315	$(11,193)	$(588)
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards—net of related tax effects	187	185	139	43

Pro forma net income (loss)	$7,183	$1,130	$(11,332)	$(631)

Of the 197,023 options granted in fiscal 2005, 195,773, or 99.4%, were granted on December 15, 2005, which was 28 days after the Acquisition. The exercise price of these options to purchase common stock of CAC was equal to the fair market value of the underlying shares. The fair market value of the underlying shares was determined by using the price a third-party purchaser, CAC, had paid in an independent, arm’s-length transaction to acquire all of the outstanding shares of Holdings’s common stock on November 18, 2005. CAC’s only material asset is its investment in Holdings.

For options granted prior to the Acquisition, the Company determined the fair market value of its common stock by performing an internal calculation using a multiple of trailing twelve months’ EBITDA. For purposes of determining an appropriate EBITDA multiplier, the Company considers several factors, including the actual multiple resulting from the acquisition of Holdings by ASCP in December 1999, recent transactions, and market capitalization of comparable companies.

The fair value of each option grant is estimated on the date of grant using the minimum value method, with the following assumptions used in 2003, 2004 and 2005: risk-free interest rate of 3.46%, 3.93% and 4.34%, respectively; expected volatility of 0% for each of the three years; an expected option life of 7.5 years for each of the three years; and no expected dividends for each of the three years.

Segment Reporting—The Company develops, franchises and operates quick-service restaurants under the name El Pollo Loco, providing similar products to similar customers. The restaurants possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Recent Accounting Changes— In October 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retrospective application in accordance with SFAS 154 “Accounting

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes and Error Corrections”, is permitted but not required. We do not believe that the adoption of FSP 13-1 will have a significant impact on the Company’s financial position or results of operations.

In June 2005, the FASB ratified Emerging Issues Task Force (“EITF”) 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This EITF addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This EITF is effective for leasehold improvements that are purchased or acquired after June 29, 2005. The adoption of this EITF did not have a material impact on the Company’s consolidated results of operations or financial position.

In May 2005, FASB issued SFAS 154, “Accounting Changes and Error Corrections.” SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, and that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 was not material to the Company’s financial statements for any of the years or periods presented.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments. The standard is effective for the Company beginning with the first quarter of fiscal 2006. Because the Company used the minimum value method for its pro forma disclosures under SFAS 123, SFAS 123(R) will apply prospectively to newly issued stock options. Existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. Net income will be reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables.

4. SALE AND ACQUISITIONS OF RESTAURANTS

In 2003, the Company purchased one restaurant from a franchisee for a total of $1,288,000, which was allocated to property and goodwill in the amounts of $531,000 and $757,000, respectively. In addition, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company sold two restaurants to franchisees in 2003 in separate transactions. The restaurants had a total book value of $837,000 and after selling expenses, the Company realized a gain of $651,000.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2004, the Company acquired the assets of two previously franchised restaurants. The purchase price of $2,421,000 consisted of cash and was allocated as follows: property, $1,330,000 and goodwill, $1,091,000. Results of operations of these restaurants are included in the Company’s financial statements beginning April 2004. In September 2004, the Company sold two restaurants to a franchisee for a total of $1,020,000. These restaurants had an aggregate net book value of $608,000, and after selling expenses of $127,000, the Company realized a $285,000 gain that is included in other operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

The pro forma effects of the Company’s acquisitions on its historical results of operations are not material.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
Prepaid rent	$1,267	$1,288
Other	1,263	1,901

	$2,530	$3,189

6. PROPERTY

The costs and related accumulated depreciation and amortization of major classes of property as of December 29, 2004 and December 28, 2005 are as follows (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
Property owned:
Land	$7,643	$12,794
Buildings and improvements	61,346	30,271
Other property and equipment	30,985	17,885
Construction in progress	1,376	9,034

	101,350	69,984
Accumulated depreciation and amortization	(41,881)	(863)

Property owned—net	$59,469	$69,121

Property held under capital leases	$9,911	$2,241
Accumulated amortization	(5,277)	(55)

Property held under capital leases—net	$4,634	$2,186

Property held under capital leases consists principally of buildings and improvements. The total depreciation and amortization expense for property for the periods ended December 31, 2003, December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 was approximately $11,049,000, $11,881,000, $11,364,000 and $1,085,000 respectively.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. GOODWILL AND OTHER INTANGIBLE ASSETS AND LIABILITIES

Consistent with the provisions of SFAS 142, the Company ceased amortization of goodwill and domestic trademarks in 2002.

Changes in goodwill consist of the following (in thousands):

	Predecessor		Successor
	2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Beginning balance	$42,044	43,135	—
Purchase (sale) of franchise restaurants	1,091	(315)	—
Purchase of the Company by CAC (See Note 2)	—	—	272,204

Ending balance	43,135	42,820	272,204
Accumulated amortization	(4,146)	(4,146)	—

Goodwill—net	$38,989	38,674	272,204

Other intangible assets consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
International trademark	$1,000	$—
Accumulated amortization	(833)	—

	167	—

Franchise network	23,000	8,000
Accumulated amortization	(5,750)	(53)

	17,250	7,947

Operating agreements	800	—
Accumulated amortization	(200)	—

	600	—

Favorable leasehold interest—net	—	5,751

Other intangible assets—net	$18,017	$13,698

Unfavorable leasehold interest—net	$(5,012)	$(9,037)

Other intangible liabilities—net	$(5,012)	$(9,037)

Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of acquisition of EPL. The amount is being amortized over the weighted average life of the leases of approximately 6 years.

Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of November 18, 2005, the date of the acquisition of EPL. The amount is being amortized over the weighted average life of the leases of approximately 6 years.

Amortization expense for international trademark was $167,000, $167,000 and $150,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, and the Predecessor period December 30, 2004 to

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

November 17, 2005, respectively. Amortization expense for franchise network was $1,150,000, $1,150,000, $1,034,000 and $53,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively. Amortization expense for operating agreements was $40,000, $40,000 and $36,000 for the Predecessor years ended December 31, 2003 and December 29, 2004, and the Predecessor period December 30, 2004 to November 17, 2005, respectively.

The estimated amortization expense for the Company’s amortizable intangible assets and liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year
2006	$1,436
2007	1,480
2008	1,537
2009	1,534
2010	1,409

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005

Deferred financing costs—net	7,426	9,422
Other	613	2,132

	$8,039	$11,554

Amortization expense for deferred financing costs was $1,814,000, $1,536,000, $7,426,000 and $152,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

9. LEASES

The Company’s operations utilize property, facilities, equipment and vehicles owned by the Company or leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues in excess of a defined amount. Initial terms of land and restaurant building leases generally are not less than 20 years, exclusive of options to renew. Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles. The Company subleases facilities to certain franchisees.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding the Company’s activities as a lessee at December 28, 2005 is as follows (in thousands):

	Capital Leases		Operating Leases
Fiscal Year	Minimum Lease Payments	Minimum Sublease Rentals	Minimum Lease Payments	Minimum Sublease Rentals

2006	$2,044	$1,012	$14,205	$1,684
2007	1,935	949	13,748	1,572
2008	1,601	783	11,840	1,202
2009	984	531	10,010	848
2010	635	240	8,544	380
Subsequent years	2,924	631	59,221	864

Total	10,123	$4,146	$117,568	$6,550

Less imputed interest	3,648
Present value of capital lease obligations	6,475
Less current maturities	(1,264)

Noncurrent portion	$5,211

Net rent expense for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 is as follows (in thousands):

	Predecessor			Successor
	Years Ended		December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
	December 31, 2003	December 29, 2004
Base rent	$14,320	$14,546	$13,315	$1,561
Contingent rent	254	342	420	42
Less sublease income	(4,106)	(4,097)	(3,860)	(345)

Net rent expense	$10,468	$10,791	$9,875	$1,258

Base rent and contingent rent are included in other operating expenses, while sublease income is included in franchise revenue in the accompanying consolidated statements of operations and comprehensive income (loss). Sublease income includes contingent rental income of $1,434,000, $1,623,000, $1,700,000 and $154,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

In addition to the sublease income described above, the Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others, principally franchisees, under noncancelable leases with terms ranging from 5 to 11 years. The lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues. Total rental income, included in franchise revenue in the accompanying consolidated statements of operations and comprehensive income (loss), for leased property was $326,000, $342,000, $346,000 and $38,000 for the years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005, respectively.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental income under noncancelable operating leases in effect as of December 28, 2005 is as follows (in thousands):

Fiscal Year
2006	$290
2007	290
2008	291
2009	303
2010	234
Thereafter	679

Total future minimum rental income	$2,087

10. PREDECESSOR DEBT

In December 2003, EPL issued the 2009 Notes, consisting of $110,000,000 of senior secured notes accruing interest at 9.25% per annum, due 2009. In March 2004, EPL Intermediate, Inc. issued the 2010 Notes, consisting of $70.0 million in aggregate principal amount at maturity of 12 1/2% senior discount notes due 2010. In October 2005, EPL and Intermediate commenced tender offers to purchase all outstanding 2009 Notes and 2010 Notes (collectively, the “Notes”), respectively; concurrently, EPL and Intermediate solicited consents to amend the indentures governing the Notes to eliminate substantially all of the restrictive covenants and certain events of default and to modify other provisions contained in the indentures. As of December 28, 2005, all of the Notes, with the exception of $250,000 of 2009 Notes, have been purchased. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

The Predecessor’s notes payable, which consisted of approximately $7.3 million due to SunTrust Bank (“SunTrust”) at December 29, 2004, were repaid in 2005. SunTrust continues to be the issuing bank with respect to certain of the Company’s letters of credit totaling $7,973,000.

11. SENIOR UNSECURED NOTES PAYABLE

On November 18, 2005, EPL Finance issued the 2013 Notes, consisting of $125,000,000 aggregate principal amount of 11 3/4% senior notes due 2013 in a private placement. Interest is payable in May and November beginning May 15, 2006. The 2013 Notes are unsecured, are guaranteed by Intermediate, and may be redeemed, at the discretion of the issuer, after November 15, 2009.

EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the 2013 Notes and the related indenture. The indenture contains certain provisions which may prohibit EPL’s ability to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items.

In connection with the issuance of the 2013 notes, EPL agreed to file a registration statement within 150 days after the issuance of the 2013 Notes, enabling holders to exchange the privately placed 2013 Notes for publicly registered notes with, subject to limited exceptions, identical terms.

EPL incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets. The Company used the proceeds from the 2013 Notes to purchase substantially all of the outstanding 2009 Notes.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a holding company, the stock of EPL constitutes Intermediate’s only material asset. Consequently, EPL conducts all of the Company’s consolidated operations and owns substantially all of the consolidated operating assets. The Company’s principal source of the cash required to pay its obligations is the cash that EPL generates from its operations. EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and the 2013 Notes and the EPL Intermediate, Inc. PIK Notes (see Note 13) have restrictions that limit distributions or dividends to be paid by EPL to the Company. Conditions that would allow for distributions or dividends to be made include compliance with a Fixed Charge Coverage Ratio test (as defined) and cash received from the proceeds of new equity contributions. There are also some allowed distributions, payments and dividends for other specific events. Distributions, dividends or investments would also be limited to 50% of consolidated net income under certain circumstances. Furthermore, subject to certain restrictions, EPL is permitted under the terms of EPL’s senior secured credit facilities and the indenture governing the 2013 Notes and EPL Intermediate, Inc. PIK Notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by EPL.

12. NOTES PAYABLE TO MERRILL LYNCH, BANK OF AMERICA, ET AL AND REVOLVING

      CREDIT FACILITY

On November 18, 2005, EPL entered into senior secured credit facilities (the “Credit Facility”) with Intermediate, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The Credit Facility provides for an $104.5 million term loan and $25.0 million in revolving availability. Of this senior secured revolving credit facility, EPL drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit. Future principal payments under the new term loan at December 28, 2005 are as follows (in thousands).

Fiscal Year
2006	$1,045
2007	1,045
2008	1,045
2009	1,045
2010	1,045
Thereafter	99,275

$104,500

The Credit Facility bears interest, payable quarterly, at a Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin is based on EPL’s financial performance, as defined. The applicable margin rate was 3.00% with respect to LIBOR and 2.00% with respect to Base Rate advances and thereafter ranges from: 2.75% to 2.25% with respect to LIBOR advances and 1.75% to 1.25% with respect to Base Rate advances. The effective rate at December 28, 2005 was 7.56%. The Credit Facility is secured by a first-priority pledge by Holdings of all of the outstanding stock of the Company, a first priority pledge by the Company of all of EPL’s outstanding stock and a first priority security interest in substantially all of EPL’s tangible and intangible assets. In addition, the Credit Facility is guaranteed by the Company and Holdings. The Credit Facility matures on November 18, 2011.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. EPL INTERMEDIATE, INC. PIK NOTES

On November 18, 2005, Intermediate Finance issued the 2014 Notes, consisting of $39,342,000 aggregate principal amount at maturity of 14 1/2% senior discount notes due 2014 (the “2014 Notes”) in a private placement. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. The indenture restricts the ability of Intermediate and its subsidiaries to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items. The indenture also limits the ability of EPL or other subsidiaries to make dividend or other payments to Intermediate and for Intermediate to make payments to Holdings (see Note 11).

At December 28, 2005, the Company had $22,889,000 outstanding in aggregate principal amount of the 2014 Notes. No cash interest will accrue on the 2014 Notes prior to November 15, 2009. Instead, the principal value of the 2014 Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1/2% per annum compounded annually, so that the accreted value of the 2014 Notes on November 15, 2009 will be equal to the full principal amount of $39,342,000 at maturity. Beginning on November 15, 2009, cash interest will accrue on the 2014 Notes at an annual rate of 14 1/2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014.

The 2014 Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries. The 2014 Notes are unsecured and are not guaranteed. If any of the 2014 Notes are outstanding at May 15, 2011, the Company is required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest. Additionally, the Company may, at its discretion, redeem any or all of the 2014 Notes, subject to certain provisions.

In connection with the issuance of the 2014 notes, the Company agreed to file a registration statement within 150 days after the issuance of the 2014 Notes, enabling holders to exchange the privately placed 2014 Notes for publicly registered notes with, subject to limited exceptions, identical terms.

Intermediate incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. OTHER NOTES PAYABLE

All of the other notes payable were repaid in 2005.

Other notes payable consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
Notes payable to financial institutions, collateralized by related assets, interest rates ranging from 8.0% to 12.2%, principal and interest payable monthly, maturing over various terms through 2017	$1,587	$—

Loan payable for the purchase of international trademark rights, uncollateralized, imputed interest rate of 13%, payable in annual installments, due August 2005	220	—

Other notes payable, collateralized by related assets, some non-interest bearing and others with interest rates ranging from 3.9% to 10.9%, principal and interest payable monthly, maturing over various terms through 2005	5	—

	1,812	—
Less current portion	(619)	—

Noncurrent portion	$1,193	$—

15. DERIVATIVE INSTRUMENT—INTEREST RATE SWAP

On July 31, 2002, the Company entered into an interest rate swap agreement with an effective date of December 31, 2002 and a maturity date of December 31, 2004. The agreement was based on the notional amount of $27,983,000. Under the terms of the agreement, the Company agreed to make fixed rate payments on a quarterly basis of 3.37%, in exchange for receiving three-month LIBOR, on a quarterly basis, calculated on the agreed-upon notional amount. On December 19, 2003, as a result of the amendment of the SunTrust Bank credit facilities, the Company terminated the swap agreement. This termination resulted in expense of $608,000, which is included in interest expense in the accompanying financial statements.

16. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
Accrued sales and property taxes	$1,812	$2,230

Other	965	1,453

	$2,777	$3,683

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	Predecessor December 29, 2004	Successor December 28, 2005
Closed restaurant reserve	674	460

Deferred rent	4,726	1,659

Other	660	1,484

	$6,060	$3,603

Closed restaurant reserve represents the net present value of expected future cash outflows for leases for which the Company currently has no operations; the reserves relate exclusively to lease liabilities acquired in connection with the Successor’s and Predecessor’s purchases of EPL in 2005 and 1999, respectively. Decreases in the closed restaurant reserve include payments of the liability, additions of new subleases and changes in estimates regarding the increased collectibility of future rental income. Increases in the closed restaurant reserve include changes in estimates regarding the decreased collectibility of future rental income. Additions of new subleases and estimates regarding the increased collectibility of future rental income are reflected as reductions of goodwill. Changes in estimates regarding decreased collectibility of future rental income are reflected as expense. The net changes in the closed restaurant reserve for the Predecessor year ended December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 were $200,000, $199,000 and $27,000, respectively.

The Company leases its facilities under various operating lease agreements. Certain provisions of these leases provide for graduated rent payments and landlord contributions. The Company recognizes rent expense on a straight-line basis over the lease term. The cumulative difference between such rent expense and actual payments to date is reflected as deferred rent. Landlord contributions are also included in deferred rent and are amortized as a reduction of rent expense ratably over the lease term.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. INCOME TAXES

The provision for income taxes is based on the following components (in thousands):

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Current income taxes:

Federal	$3,782	$(988)	$(467)	$0

State	722	(194)	663	0

	4,504	(1,182)	196	0

Deferred income taxes:

Federal	159	1,195	(5,524)	(307)

State	269	15	(2,323)	(86)

	428	1,210	(7,847)	(393)

	$4,932	$28	$(7,651)	$(393)

A reconciliation of the provision for income taxes to the amount of income tax expense that would result from applying the federal statutory rate to income before provision for income taxes is as follows (in thousands):

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Provision for income taxes at statutory rate	$4,433	$490	$(6,595)	$(343)

State income taxes—net of federal income tax benefit	672	(116)	(1,079)	(55)

Release of income tax contingency	—	(420)	—

Other	(173)	(74)	23	5

	$4,932	$28	$(7,651)	$(393)

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s deferred income tax assets and liabilities consist of the following (in thousands):

	Predecessor	Successor
	December 29, 2004	December 28, 2005
Negative leasehold liability	$2,197	$1,489

Capital leases	916	1,462

Accrued vacation	567	628

Accrued bonus	1,026	966

Deferred rent	2,072	727

Accrued workers’ compensation	1,284	1,441

Enterprise zone and other credits	209	208

State taxes	48	2,217

Net operating losses	—	8,789

Other	298	243

Deferred income tax assets	8,617	18,170

Other identifiable intangibles	(5,542)	(47,860)

Prepaid expense	(1,345)	(1,446)

Basis difference in fixed assets	(2,089)	(1,659)

Other	(69)	(68)

Deferred income tax liabilities	(9,045)	(51,033)

Net deferred income tax liability	$(428)	$(32,863)

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will be realized.

As of December 28, 2005, the Successor has federal and state net operating loss carryforwards of approximately $18,574,000 and $25,888,000, respectively, which expire beginning in 2025 and 2015, respectively. The Successor also has state enterprise zone credits of approximately $208,000 which carryforward indefinitely.

The utilization of net operating loss carryforward may be subject to limitations under provision of the Internal Revenue Code Section 382 and similar state provisions.

19. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute up to 15% of their qualified compensation to the plan. The Company matches 100% of the employees’ contributions up to 3% of the employees’ annual qualified compensation. The Company’s matching contribution vests ratably over three years. The Company’s contributions to the plan for the Predecessor years ended December 31, 2003 and December 29, 2004 and

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Predecessor period December 30, 2004 to November 17, 2005, and the Successor period November 18, 2005 to December 28, 2005, were approximately $227,000, $239,000, $259,000 and $34,000, respectively.

20. STOCK OPTIONS

As of December 31, 2003, December 29, 2004 and November 17, 2005, options to purchase 103,500, 84,117 and 34,641 shares, respectively, of common stock of Holdings at the fair value of the shares at the date of grant were outstanding. As of December 28, 2005, options to purchase 277,608 shares of common stock of CAC at the fair value of the shares at the date of grant were outstanding. Included in that amount are 81,835 options that are fully vested; the remaining options vest 100% on the seventh anniversary of the grant date, 100% upon a change of control at CAC if certain conditions are met, or partially vest upon the Company’s attaining annual financial or other goals, with the remaining unvested portion vesting on the seventh anniversary of the grant date.

Changes in stock options for the Predecessor years ended December 31, 2003 and December 29, 2004, the Predecessor period December 30, 2004 to November 17, 2005 and the Successor period November 18, 2005 to December 28, 2005 are as follows:

Predecessor	Shares	Weighted-Average Exercise Price (3)	Options Exercisable
Outstanding—December 25, 2002	97,000	$37.18	38,200
Grants (weighted-average fair value of $16.77 per share)	7,500	$27.79
Canceled	(1,000)	$24.35

Outstanding—December 31, 2003	103,500	$29.06	47,671
Grants (weighted-average fair value of $14.51 per share)	7,500	$47.30
Exercised	(23,904)	$8.27
Canceled	(2,979)	$18.36

Outstanding—December 29, 2004	84,117	$15.96	31,800
Grants (weighted-average fair value of $12.28 per share)	1,250	$36.56
Exercised	(50,476)	$20.26
Canceled	(250)	$17.61

Outstanding—November 17, 2005	34,641	$20.72	34,641

Successor
Outstanding—November 18, 2005	—		$—
Converted from Holdings options (1)(2)	81,835	$8.75
Grants (weighted-average fair value of $29.56 per share)	195,773	$86.43

Outstanding—December 28, 2005	277,608	$63.53	81,835

(1)	Concurrent with and because of the Acquisition, 82,617 options of Holdings became fully vested. 47,976 of these options were purchased by CAC in connection with the Acquisition. The remaining options were exchanged for options in CAC (see Note 2 below).
(2)

At the date of the Acquisition all previously outstanding options became fully vested. Existing option holders were allowed to exchange all or a portion of their Holdings’ options for CAC options. The CAC

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options received had the same intrinsic value as the Holdings’ option that were relinquished. These options were included as a portion of purchase consideration in the Acquisition.
(3)	The weighted average exercise prices have been retroactively adjusted to reflect the reduction in exercise prices that occurred as a result of the December 2003 and March 2004 dividends that were paid to Holdings. See detailed discussion of the dividends and related effect on the stock options in the following paragraph.

Effective with the December 2003 completion of the 2009 Notes offering described in Note 10, Intermediate redeemed $20,100,000 of its preferred stock and paid a dividend to Holdings of $49,899,000, which applied the proceeds to pay a cash dividend to its stockholders. The redemption and dividend effectively reduced the fair value of the stock options outstanding at the date of the offering. To partially offset the effects of the dividend, the Board of Directors reduced the exercise price of the outstanding options by 54.6% in order to maintain consistency before and after the redemption and the dividend in (i) the aggregate intrinsic value of the option awards and (ii) the ratio of the exercise price per share to the fair market value per share. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, such reduction in the exercise price was not considered to be a modification requiring variable accounting treatment. The Board of Directors also approved a bonus for up to $2,900,000 to be paid to the option holders at various dates through 2008 contingent upon continued employment with the Company. As of December 31, 2003, approximately $1,900,000 of the bonus had been earned, and was paid in 2004. As of December 29, 2004, an additional bonus of approximately $600,000 had been earned but not yet paid, and is reflected in accrued salaries in the accompanying consolidated financial statements. The remaining $400,000 of bonus was paid in conjunction with the Acquisition. All such bonuses were recorded as payroll and benefits expense when earned.

Effective with the March 2004 completion of the 2010 Notes offering described in Note 10, Intermediate paid a dividend to Holdings of $37,000,000, which applied the proceeds to pay a cash dividend to its stockholders. The dividend effectively reduced the fair value of the stock options outstanding at the date of the offering. To partially offset the effects of the reduction, the Board of Directors of Holdings reduced the exercise price of the outstanding options by 53.0% in order to maintain consistency before and after the redemption and the dividend in (i) the aggregate intrinsic value of the option awards and (ii) the ratio of the exercise price per share to the fair market value per share. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, such reduction in the exercise price was not considered to be a modification requiring variable accounting treatment. The Board of Directors of EPL also approved a bonus for up to $2,300,000 to be paid to the option holders at various dates through 2009 contingent upon continued employment with the Company. In April 2004, approximately $1,300,000 was paid to the option holders. As of December 29, 2004, approximately $500,000 of the bonus had been earned, but not yet paid, and is reflected in accrued salaries in the accompanying financial statements. The remaining $500,000 of bonus was paid in conjunction with the Acquisition and recorded as payroll and benefits expense.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding stock options at December 28, 2005 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.98	17,694	4.13	$2.98	17,694	$2.98
$7.56	24,026	5.29	$7.56	24,026	$7.56
$9.68-$11.77	33,369	6.70	$10.67	33,369	$10.67
$15.48-$20.60	6,746	8.85	$18.59	6,746	$18.59
$86.43	195,773	9.9	$86.43	0	$0.00

	277,608	8.7	$63.53	81,835	$8.75

In the event of the successful completion of an initial public offering of Holdings’ common shares, 50% of the then unvested options to purchase shares of CAC common stock will vest immediately upon consummation of an offering. Those options along with any previously vested options will be converted into options to purchase shares of Holdings’ common stock and will remain exercisable in accordance with the terms of the original grant. The other 50% of the then unvested options shall automatically terminate and the optionees shall be entitled to receive grants of Holdings’ restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares of CAC common stock into which the terminated unvested options were exercisable minus the aggregate exercise price of such options. In accordance with APB Opinion No. 25, no expense was recorded and none will be recognized for options whose vesting will accelerate upon completion of an initial public offering as these terms were specified in the original December 2005 option agreement that was executed in connection with the Acquisition and do not represent modifications of original terms.

The Company accounts for unvested options that will be cancelled and replaced with restricted stock upon completion of an initial public offering using variable accounting which requires the Company to recognize expense in future reporting periods based on the change in incremental value of the award at each reporting period. No compensation expense related to such award has been recognized during the Successor period November 18, 2005 to December 28, 2005 due to the insignificant change in the fair value of the Company’s common stock from the date of grant of the award, December 15, 2005, to the reporting date, December 28, 2005.

At the date of cancellation of the original award and issuance of the replacement award upon completion of an offering, the Company will begin applying SFAS 123(R) to the award. SFAS 123(R) requires recording compensation expense for the incremental cost (the difference between the fair value of the award immediately before and after the modification) plus any unamortized intrinsic value computed on the modification date. As the fair value of the award will be equivalent before and after the modification, there will be no incremental cost related to this stock award upon modification. However, compensation expense will be recorded for the unamortized intrinsic value computed on the modification date.

21. COMMITMENTS AND CONTINGENCIES

On or about April 16, 2004, two former employees and one current employee filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint was served on EPL on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with EPL. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and the Company cannot give any assurance that the Company would have the resources available to pay such settlement or judgment.

On or about October 18, 2005, Salvador Amezcua, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. EPL was served with this complaint on December 16, 2005. The court has ordered that the case be deemed complex and assigned it to the complex litigation panel. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

On June 14, 2005, the American Disability Institute, a non-profit Pennsylvania corporation, on behalf of itself and all others similarly situated, Orlando Hardy, Jr. and Joann Montes, filed a purported class action complaint against EPL in the United States District Court, Central District of California, Western Division. This action alleged violations of the Americans With Disabilities Act of 1990, the Unruh Civil Rights Act in California and the California Disabled Persons Act, based on, among other things, denying plaintiffs full and equal access and accommodations to our facilities. Plaintiffs’ requested remedies included certification of the class, injunctive relief, statutory damages and reasonable attorneys’ fees and costs. The parties entered into a confidential settlement agreement dated February 1, 2006, which agreement provided, among other things, for a lump sum payment to the plaintiffs. The amounts related to the settlement were accrued as of December 28, 2005, which related to the period in which the settlement was determined to be both probable and estimable. The accrual was not material to the Company’s results of operations and was adequate to provide for the lump sum payment to the plaintiffs.

The contractual rights to use the name El Pollo Loco® and certain related trademarks and intellectual property in Mexico were assigned to EPL in 1996, pursuant to an agreement between EPL and a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, EPL agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that EPL develops. On March 31, 2004, EPL-Mexico filed suit against EPL in state court in Laredo, Texas alleging, among other things, that EPL breached its agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco® in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to EPL’s ownership of the trademarks before the Mexican

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intellectual Property Institute. This proceeding was resolved in favor of EPL by Mexico’s Supreme Court of Justice of the Nation. EPL successfully removed the Texas action to federal court and EPL has filed a counterclaim against EPL-Mexico to defend its rights to the trademarks in Mexico. The Company believes that EPL-Mexico’s claims are without merit and that, based on the rights we possess pursuant to the agreement, EPL possesses adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of EPL’s ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect the EPL brand in the United States and elsewhere.

The Company is also involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect the Company’s business, financial condition, results of operation and cash flows.

22. RELATED PARTY TRANSACTIONS

Until November 18, 2005, EPL was a party to a Management Consulting Agreement with American Securities Capital Partners, L.P., which is an affiliate of the former majority owner of El Pollo Loco Holdings, Inc., pursuant to which ASCP provided EPL with certain management services. The annual fee for ASCP’s services was approximately $400,000 plus its reasonable expenses. During the fiscal years ended December 31, 2003 and December 29, 2004 and the Predecessor period from December 30, 2004 to November 17, 2005, $439,000, $492,000 and $435,000, respectively, were expensed and paid to ASCP for managerial services and expenses.

CAC is currently a party to a Monitoring and Management Services Agreement with Trimaran Fund Management, an affiliate of the majority owner of Holdings. The agreement also provides for the payment of certain transaction fees payable by CAC to Trimaran Fund Management (1) in connection with future investment banking and related services and for the reimbursement by CAC of expenses incurred by Trimaran Fund Management in connection with such services, if Trimaran Fund Management determines to provide such services and (2) if the agreement is terminated in connection with the consummation of an initial public offering of CAC or any of its subsidiaries. Under the terms of the agreement, Trimaran Fund Management was paid a fee of approximately $7.0 million for services provided in connection with the Acquisition and is entitled to annual fees of approximately $500,000 plus reasonable expenses. During fiscal year ended December 28, 2005, $59,000 was expensed and paid to Trimaran Fund Management. These amounts are included in other operating expenses in the accompanying consolidated statements of income and comprehensive income.

The Company had receivables (payables) from affiliates of $218,000 and $(25,000) as of December 29, 2004 and December 28, 2005, respectively.

The “deemed dividend” to stockholders relates to costs that Holdings’ previous majority stockholder, American Securities Capital Partners and its affiliates (“ASCP”), incurred in connection with the Acquisition. These costs, which consisted primarily of underwriting, legal and advisory fees, were paid by EPL on behalf of ASCP. Such costs were reflected as a deemed dividend in the consolidated statement of stockholders’ equity (deficiency) and recorded as a liability as of November 17, 2005. Additionally, this transaction was disclosed as a non-cash transaction in the consolidated statement of cash flows as of November 17, 2005. Upon actual payment of such costs to vendors on behalf of ASCP, the Company treated

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such disbursement as a cash outflow for the acquisition of Holdings in the consolidated statement of cash flow for the period from November 18, 2005 to December 28, 2005.

Trimaran Fund II, L.L.C. and its affiliates indirectly own approximately 99.6% of the outstanding common stock of the Company and have significant influence over all matters requiring the approval of Holdings’ stockholders. These matters include the election of a majority or more of Holdings’ directors, the appointment of new management and the approval of any action requiring the vote of Holdings’ stockholders, including the adoption of amendments to the Holdings’ certificate of incorporation and by-laws and approval of mergers or sales of substantially all the Holdings’ assets and the election or removal of Holdings’ entire board of directors. In addition, the directors elected by Trimaran Fund II, L.L.C. and its affiliates are able to make decisions affecting the Company’s capital structure, including decisions to issue additional capital stock and incur additional debt.

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables present selected quarterly financial data for the periods ended as indicated (in thousands):

For the Successor period from November 18, 2005 to December 28, 2005:

	Successor
	2005
	1st	2nd	3rd	4th
Operating revenue	$—	$—	$—	$26,269
Operating income	—	—	—	2,404
Income (loss) before provision for income taxes	—	—	—	(981)
Net income (loss)	—	—	—	(588)

For the Predecessor period from December 30, 2004 to November 17, 2005:
	Predecessor
	2005
	1st (1)	2nd (2)	3rd (3)	4th (4)
Operating revenue	$54,670	$61,166	$61,561	$33,531
Operating income (loss)	4,930	6,971	8,296	(315)
Income (loss) before provision for income taxes	194	2,206	3,559	(24,803)
Net income (loss)	115	1,446	2,100	(14,854)

For the Predecessor year ended December 29, 2004:
	Predecessor
	2004
	1st	2nd (5)	3rd (6)	4th
Operating revenue	$53,841	$55,689	$56,507	$52,999
Operating income	6,315	3,110	5,261	4,682
Income (loss) before provision for income taxes	2,733	(1,733)	386	(43)
Net income (loss)	1,599	(1,040)	840	(84)

(1)	Includes an impairment charge of $0.2 million for one under-performing company-operated restaurant.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Includes an impairment charge of $0.9 million for one under-performing company-operated restaurant.
(3)	Includes a ($0.3) million gain on the sale of land.
(4)	Includes $2.7 million in expenses related to the sale of the Company to CAC, $15.7 million in tender premium due to the retirement of the 2009 and 2010 Notes and $6.1 million in write-off of deferred finance fees also due to the retirement of the 2009 and 2010 Notes and SunTrust notes payable.
(5)	Includes $1.6 million in expenses for bonuses for option holders related to the revaluation of stock options.
(6)	Includes a ($0.4) million gain on the sale of two company-operated restaurants to a franchisee and a $0.6 million impairment charge for one under-performing company-operated restaurant and a ($0.4) reversal of a prior year reserve for an income tax contingency.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands)

	DECEMBER 28, 2005	JUNE 28, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,552	$1,678
Notes and accounts receivable—net	2,998	3,750
Inventories	1,372	1,349
Prepaid expenses and other current assets	3,189	4,034
Income taxes receivable	3,825	1,231
Deferred income taxes	1,520	1,520

Total current assets	16,456	13,562

PROPERTY OWNED—Net	69,121	68,948

PROPERTY HELD UNDER CAPITAL LEASES—Net	2,186	1,911

GOODWILL	272,204	278,264
DOMESTIC TRADEMARKS—Net	120,700	120,700
OTHER INTANGIBLE ASSETS—Net	13,698	12,820
OTHER ASSETS	11,554	12,004

TOTAL ASSETS	$505,919	$508,209

See notes to condensed consolidated financial statements.	(continued)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except share data)

	DECEMBER 28, 2005	JUNE 28, 2006
LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Revolving credit facility	$2,775	$—
Current portion of note payable	1,045	1,045
Current portion of obligations under capital leases	1,264	1,230
Accounts payable	10,215	10,104
Accrued salaries	4,184	2,886
Accrued vacation	1,728	1,817
Accrued insurance	3,539	3,583
Accrued interest	2,631	2,627
Accrued advertising	911	1,440
Other accrued expenses and current liabilities	3,683	3,691
Amounts due to predecessor stockholders	—	3,825

Total current liabilities	31,975	32,248

NONCURRENT LIABILITIES:
Senior secured notes (2009 Notes)	250	250
Senior unsecured notes (2013 Notes)	123,425	123,548
Discount notes (2014 Notes)	22,889	24,540
Note payable—less current portion	103,455	102,933
Obligations under capital leases—less current portion	5,211	4,655
Deferred income taxes	34,383	34,324
Other intangible liabilities—net	9,037	8,168
Other noncurrent liabilities	3,603	4,247

Total noncurrent liabilities	302,253	302,665

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Common stock, $.01 par value—20,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid-in-capital	172,279	172,628
Retained earnings / (accumulated deficit)	(588)	668

Total stockholder’s equity	171,691	173,296

TOTAL	$505,919	$508,209

See notes to condensed consolidated financial statements.	(concluded)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

13 WEEKS AND 26 WEEKS ENDED JUNE 29, 2005 AND JUNE 28, 2006

(Amounts in thousands)

	13 Weeks Ended		26 Weeks Ended
	Predecessor June 29, 2005	Successor June 28, 2006	Predecessor June 29, 2005	Successor June 28, 2006
OPERATING REVENUE:
Restaurant revenue	$57,176	$61,678	$108,335	$120,829
Franchise revenue	3,990	4,180	7,501	8,197

Total operating revenue	61,166	65,858	115,836	129,026

OPERATING EXPENSES:
Product cost	18,089	19,043	34,302	38,008
Payroll and benefits	14,521	15,873	28,094	30,838
Depreciation and amortization	3,595	2,504	7,077	4,880
Other operating expenses	17,990	19,299	34,462	39,027

Total operating expenses	54,195	56,719	103,935	112,753

OPERATING INCOME	6,971	9,139	11,901	16,273
INTEREST EXPENSE—Net	4,765	7,099	9,501	14,218

INCOME BEFORE PROVISION FOR INCOME TAXES	2,206	2,040	2,400	2,055
PROVISION FOR INCOME TAXES	760	793	839	799

NET INCOME	$1,446	$1,247	$1,561	$1,256

See notes to condensed consolidated financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

26 WEEKS ENDED JUNE 29, 2005 AND JUNE 28, 2006

(Amounts in thousands)

	26 Weeks Ended
	Predecessor	Successor
	June 29, 2005	June 28, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,561	$1,256
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and intangible assets	7,077	4,880
Stock-based compensation expense	—	321
Interest accretion	2,584	1,774
Gain on disposal of assets	(143)	—
Asset impairment	1,047	—
Amortization of deferred financing costs	813	653
Amortization of leasehold interest	(748)	(219)
Deferred income taxes	—	(59)
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(342)	(752)
Inventories	32	23
Prepaid expenses and other current assets	(475)	(845)
Income taxes receivable / payable	837	2,594
Other assets	(183)	82
Accounts payable	1,290	195
Accrued salaries and vacation	(715)	(1,209)
Accrued insurance	94	44
Other accrued expenses and current and noncurrent liabilities	1,194	1,177

Net cash provided by operating activities	13,923	9,915

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from asset disposition	483	—
Purchase of other assets	(1,086)
Purchase of property	(6,295)	(4,713)
Payment of acquisition costs	—	(2,022)

Net cash used in investing activities	(6,898)	(6,735)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock		28
Payment of obligations under capital leases	(653)	(590)
Payments on debt	(2,697)	(3,297)
Payment of deferred financing costs	(4)	(1,195)

Net cash used in financing activities	(3,354)	(5,054)

See notes to condensed consolidated financial statements.	(continued)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

26 WEEKS ENDED JUNE 29, 2005 AND JUNE 28, 2006

(Amounts in thousands)

	26 Weeks Ended
	Predecessor	Successor
	June 29, 2005	June 28, 2006
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$3,671	$(1,874)
CASH AND CASH EQUIVALENTS—Beginning of period	5,636	3,552

CASH AND CASH EQUIVALENTS—End of period	$9,307	$1,678

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the period for:
Interest (net of amounts capitalized)	$5,509	$12,115

Income taxes	$—	$—

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Unpaid purchases of property and equipment	$624	$306

Recording of amounts due to predecessor stockholders in connection with acquisition	$—	$3,825

See notes to condensed consolidated financial statements.	(concluded)

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements are unaudited. EPL Intermediate, Inc. (“EPLI”) and its wholly-owned subsidiary, El Pollo Loco, Inc. (collectively, the “Company”) prepared these condensed consolidated financial statements in accordance with Article 10 of Regulation S-X. In compliance with those instructions, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

The accompanying condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K (File No. 333-115644) as filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2006.

The Company uses a 52-, 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2005, which ended December 28, 2005, and fiscal year 2006, which will end December 27, 2006, are both 52-week fiscal years.

The Company is a wholly-owned subsidiary of El Pollo Loco Holdings, Inc. (“Holdings”), which is a wholly owned indirect subsidiary of Chicken Acquisition Corp (“CAC”) which is owned by Trimaran Pollo Partners, LLC (the “LLC”). The Company’s activities are performed principally through its wholly-owned subsidiary, El Pollo Loco, Inc. (“EPL”), which develops, franchises, licenses, and operates quick-service restaurants under the name El Pollo Loco®.

2. ACQUISITION OF THE COMPANY

On September 27, 2005, Holdings entered into a stock purchase agreement (the “Stock Purchase Agreement”) among CAC, Holdings, Intermediate, EPL, the equity holders of Holdings, and American Securities Capital Partners, L.P. (“ASCP”). Pursuant to the Stock Purchase Agreement, CAC, an affiliate of Trimaran Fund II, L.L.C., agreed to purchase (the “Acquisition”) all of Holdings’ issued and outstanding common stock (other than certain shares exchanged by existing shareholders, including management, representing approximately 7.3% of Holdings). On November 18, 2005, Holdings, CAC, and the other parties to the Stock Purchase Agreement completed the Acquisition. The Company prior to the Acquisition is referred to as the “Predecessor” and after the Acquisition is referred to as the “Successor.”

The Acquisition was accounted for as purchase of Holdings by CAC in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The aggregate purchase price was $435.9 million, consisting of $204.5 million of cash, net of $19.6 million cash acquired, $16.8 million of stock and options in Holdings, $9.3 million of direct acquisition costs (which included $7.0 million paid to Trimaran Management, LLC, an entity related to CAC, for services performed and expenses incurred in connection with the Acquisition), and $185.7 million of debt that was refinanced or assumed in connection with the Acquisition.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price allocation was based on estimates of the fair value of the assets acquired and liabilities assumed as determined by an independent valuation company. The valuation is being finalized. The final determination of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts included in these financial statements. Goodwill was adjusted for various liabilities that were identified during the current period directly attributed to the Acquisition, and accordingly were accounted for as adjustments to the purchase price allocation during the 13 weeks ended June 30, 2006. Such adjustments consisted of the following: $1,709,000 (adjustment in purchase price of Holdings related to reconciliation of working capital escrow fund and finalization of valuation); $457,000 (valuation consultants’ and auditors’ fees in excess of the original estimate); and $69,000 (in other acquisition costs). Adjustments to the purchase price allocation are expected to be finalized during fiscal 2006.

The following transactions occurred in connection with the Acquisition and are reflected in the Successor’s consolidated financial statements:

•	a cash investment made by CAC totaling $155.5 million;

•	a contribution of shares and options of Holdings with a fair value of $16.8 million;

•	the execution of a credit agreement governing new senior secured credit facilities providing for a $104.5 million term loan, drawn at closing, and a $25.0 million revolving credit facility, of which $2.8 million was drawn down at closing (see further description below);

•	$123.4 million received related to the issuance and sale of $125.0 in aggregate principal amount at maturity 11 3/4% senior notes (see description of 2013 Notes below);

•	$22.5 million received related to the issuance and sale of $39.3 million in aggregate principal amount at maturity 14.5% senior discount notes (see description of 2014 Notes below); and

•	$9.6 million of deferred financing fees incurred in connection with the borrowings described above.

The following activities occurred with respect to the existing indebtedness of the Predecessor and its subsidiary that was refinanced by the Successor and its subsidiary:

•	In October 2005, EPL commenced a tender offer to purchase for cash any and all outstanding 9 1/4% Senior Secured Notes due 2009 (the “2009 Notes”), and EPLI commenced a tender offer to purchase for cash any and all outstanding 12 1/2% Senior Discount Notes due 2010 (the “2010 Notes”). EPL and EPLI also solicited consents to amend the indentures governing the 2009 and 2010 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indentures. As of June 28, 2006, all of the 2010 Notes have been purchased for cash, and all except for $250,000 in aggregate principal amount of the 2009 Notes have been purchased for cash. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

•	On November 18, 2005, EPL Intermediate Finance Corp., a Delaware corporation (“Intermediate Finance”) issued $39,342,000 aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2014 (the “2014 Notes”). Intermediate Finance merged with and into EPLI, with EPLI surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. On November 18, 2005, EPL Finance Corp., a Delaware corporation (“EPL Finance”), issued $125,000,000 aggregate principal amount at maturity of 11 3/4% Senior Notes due 2013 (the “2013 Notes”). The 2013 Notes are guaranteed by EPLI. EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the notes and the related indenture.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	On November 18, 2005, EPL entered into senior secured credit facilities with EPLI, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The senior secured credit facilities provide for an $104.5 million term loan and $25.0 million in revolving availability. In connection therewith, EPL’s prior credit facility with SunTrust Bank was paid off in full.

3. ASSET IMPAIRMENT

The Company periodically reviews the performance of company-operated stores for indicators of asset impairment. If the Company concludes that the carrying value of certain assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded to reduce the assets to their estimated fair value. As a result of this review, the Company recorded an impairment charge of approximately $0.2 million in March 2005 for one under-performing company-operated store that will continue to be operated and $0.9 million in June 2005 for one under-performing company-operated store that will also continue to be operated. The impairment charges are included in other operating expenses in the accompanying condensed consolidated statements of income.

4. STOCK-BASED COMPENSATION

Prior to December 29, 2005, the Company used the intrinsic value method to account for employee stock options in accordance with APB Opinion No. 25. Under APB Opinion No. 25, the Company did not recognize compensation expense related to employee stock options if the exercise price of the options was equal to or greater than the market price of the underlying stock on the date of grant. SFAS 123 required the disclosure of pro forma net income had the Company adopted the fair value method of accounting for all stock-based awards. The Company has disclosed pro forma net income amounts using the minimum value method.

Had compensation expense for the stock options been recognized based on the minimum value on the grant date under the methodology prescribed by SFAS 123, the Company’s net income for the 13 weeks and 26 weeks ended June 29, 2005 would have been impacted as shown in the following table (in thousands):

	13 Weeks Ended June 29, 2005	26 Weeks Ended June 29, 2005
Net income as reported	$1,446	$1,553
Deduct:
Total stock based employee compensation expense determined under the minimum value based method for all awards, net of relaxed tax effects	11	23

Pro forma net income	$1,435	$1,530
Basic income per share:	1.39	1.48
As reported	1.29	1.39
Pro forma	1.28	1.37
Diluted income per share:	1.28	1.37
As reported	1.40	1.50
Pro forma	1.39	1.48

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the grant date using the following weighted-average assumptions for the 13 weeks and 26 weeks ended June 29, 2005: risk-free interest rate of 3.86%; expected volatility of 0%; an expected option life of 6.7 years; and no expected dividends.

As of June 28, 2006, options to purchase 292,866 shares of common stock of CAC at the fair value of the shares at the date of grant were outstanding. Included in that amount are 81,540 options that are fully vested; the remaining options vest 100% on the seventh anniversary of the grant date, 100% upon a change of control at CAC if certain conditions are met, or partially vest upon the Company’s attaining annual financial or other goals, with the remaining unvested portion vesting on the seventh anniversary of the grant date.

In the event of a successful completion of an initial public offering of the Company’s common shares, 50% of the then unvested options to purchase shares of CAC common stock will vest 100% immediately upon consummation of an offering. Those options along with any previously vested options will be converted into options to purchase shares of the Company’s common stock and will remain exercisable in accordance with the terms of the original grant. The other 50% of the then unvested options shall automatically terminate and the optionees shall be entitled to receive grants of the Company’s restricted stock with an aggregate economic value equal to the fair market value (measured at the close of business of the first day of public trading) of the shares of CAC common stock into which the terminated unvested options were exercisable minus the aggregate exercise price of such options.

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) which requires companies to expense the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company adopted the provisions of SFAS 123(R) on December 29, 2005 using a prospective application. Under the prospective application, SFAS 123(R), applies to new awards and any awards that are modified or cancelled subsequent to the date of adoption of SFAS 123(R). Prior periods are not revised for comparative purposes. Because the Company used the minimum value method for its pro forma disclosures under SFAS 123, existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date.

In order to meet the fair value measurement objective, the Company utilizes the Black-Scholes option-pricing model to value compensation expense for share-based awards granted beginning in fiscal 2006 and developed estimates of various inputs including forfeiture rate, expected term life, expected volatility, and interest rate. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term of options granted is derived from both historical and forecasted exercise activity for options granted within a specified date range. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the Company’s employee stock options. Expected volatility is based on the comparative industry entity data. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero for option valuation.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average estimated fair value of employee stock options granted during the 26 weeks ended June 28, 2006 was $43.59 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants:

26 weeks ended June 28, 2006
Expected volatility	41%
Expected term life	7.0 years
Forfeiture rate	1.22%
Risk free interest rates	4.46%
Expected dividend	0%

Under the prospective method of SFAS 123R, compensation expense was recognized during the 26 weeks ended June 28, 2006 for all stock based payments granted after December 28, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. During the 13 weeks and 26 weeks ended June 28, 2006, the Company recognized share-based compensation expense before tax of $29,000 and $56,000, respectively, related to stock option grants after December 28, 2005. This expense was included in other operating expenses. This incremental stock based compensation expense caused a decrease to net income of $17,000 or $0.02 per share (basic and diluted) and $34,000 or $0.04 per share (basic and diluted) during the 13 weeks and 26 weeks ended June 28, 2006, respectively. The adoption of SFAS 123(R) did not impact the Company’s cash flows.

Upon consummation of an offering, the Company would incur compensation expense related to the immediate vesting of 50% of the unvested portion of the options granted in 2006. The expense will be determined by calculating 50% of the unrecognized compensation cost as of the date of the completion of the offering.

For options granted prior to the adoption of SFAS 123(R), the Company accounts for unvested options in accordance with APB Opinion No. 25. No expense has been recorded and none will be recognized for options whose vesting will accelerate upon completion of an initial public offering as these terms were specified in the original December 2005 option agreement that was executed in connection with the Acquisition and do not represent modifications of original terms.

The Company accounts for unvested options that will be cancelled and replaced with restricted stock upon completion of an initial public offering using variable accounting which requires the Company to recognize expense in future reporting periods based on the change in incremental value of the award at each reporting period. Compensation expense of $265,000 was recognized for both the thirteen weeks and twenty six weeks ended June 28, 2006, which caused a decrease to net income of $162,000 for both periods. Subsequent to the issuance of the Company’s financial statements for the 13 weeks and 26 weeks ended June 28, 2006, management determined that it had underestimated the fair value of its common stock at June 28, 2006. As a consequence, stock-based compensation expense related to options accounted for under variable plan accounting and additional paid-in capital were understated by $130,000 and $130,000, respectively, and net income was overstated by $75,000, for both of the 13 weeks and 26 weeks ended June 28, 2006. Management has determined that the impact of these errors on the financial statements for the 13 weeks and 26 weeks ended June 28, 2006 is not material using the guidance of SEC Staff Accounting Bulletin No. 99 (SAB 99).

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our management considered the following qualitative factors detailed in SAB 99 in its evaluation of the materiality of the misstatement:

•	the misstatement is a non-cash entry that impacts compensation expense and additional paid-in capital and, therefore, had no impact on cash flows;

•	the assumptions used in the probability weighted approach to valuing the enterprise possess a high degree of subjectivity;

•	the calculation of expense associated with the options that convert to restricted stock do not relate to our core business of operating restaurants, nor does it relate to the business and economic trends that impact our restaurants;

•	the $75,000 misstatement, after tax, does not change the net income of $1.2 million for the 13 and 26 weeks ended June 28, 2006 into a net loss;

•	the misstatement does not relate to a portion of our business that has been identified as playing a significant role in our operations or profitability;

•	the stock option related expense associated with the misstatement did not affect our compliance with regulatory requirements and is excluded from the calculation of the financial ratios in our debt covenants;

•	the stock option related expense associated with the misstatement excluded from the calculation of management bonuses; and

•	the misstatement did not involve concealment of an unlawful transaction.

Additionally, our management considered the misstatement as a non-cash charge that would not result in a significant market reaction if recorded, nor did our management believe that a reasonable investor would consider it as having significantly altered the information made available by us.

Our management also considered quantitative factors related to the misstatement. Our management computed the misstatement as a percentage of the following financial statement line items:

Misstatement as a percentage of:	13 weeks ended June 28, 2006	26 weeks ended June 28, 2006
Revenue	0.1%	0.06%
Operating income	1.4%	0.8%
Income before provision for income taxes	6.4%	6.3%
Net income	6.0%	6.0%

As of June 28, 2006
Total stock-based compensation to be recognized related to variable plan options	2.2%

Based on the quantitative factors described above, our management concluded that the misstatement was immaterial to revenue, operating income and total stock-based compensation to be recognized related to variable plan options. We note that the impact on income before provision for income taxes and net income is greater than 5%. However, we believe that in light of all of the available information, including the quantitative and qualitative factors described above, the misstatement is not material to our financial statements.

At the date of cancellation of the original award and issuance of the replacement award upon completion of an offering, the Company will begin applying SFAS 123(R) to the award. SFAS 123(R) requires recording compensation expense for the incremental cost (the difference between the fair value of the award

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

immediately before and after the modification) plus any unamortized intrinsic value computed on the modification date. As the fair value of the award will be equivalent before and after the modification, there will be no incremental cost related to this stock award upon modification. However, compensation expense will be recorded for the unamortized intrinsic value computed on the modification date.

As of June 28, 2006, there was approximately $5.6 million of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining vesting period of approximately 6.5 years or earlier upon the successful completion of an initial public offering of the Company’s common stock.

Changes in stock options for the 26 weeks ended June 28, 2006 are as follows:

	Shares	Weighted-Average Exercise Price	Options Exercisable
Outstanding—December 28, 2005	277,608	$63.53	81,835
Grants (weighted-average fair value of $43.59 per share)	17,778	$86.43
Exercised	(295)	$10.80
Forfeited	(2,225)	$86.43

Outstanding—June 28, 2006	292,866	$64.80	81,540

Outstanding stock options at June 28, 2006 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.98	17,694	3.88	$2.98	17,694	$2.98
$7.56	24,026	5.04	$7.56	24,026	$7.56
$9.68–$11.77	33,074	6.44	$10.67	33,074	$10.67
$15.48–$20.60	6,746	8.60	$18.59	6,746	$18.59
$86.43	211,326	9.70	$86.43	—	$—

	292,866	8.50	$64.80	81,540	$8.74

The weighted average remaining contractual life for options exercisable as of June 28, 2006 was 5.4 years.

The aggregate intrinsic value of options outstanding and options exercisable as of June 28, 2006 was $21.8 million and $10.6 million, respectively. The intrinsic value is calculated as the difference between the market value as of June 28, 2006 and the exercise price of the options outstanding and options exercisable.

5. COMMITMENTS AND CONTINGENCIES

On or about April 16, 2004, three former, employees, Elias, Ramirez and Rivera, filed a class action suit in the Superior Court of the State of California, County of Los Angeles, against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was served on EPL on April 19, 2004. The court has ordered the class action stayed pending the arbitration of one of the named putative class plaintiffs as a result of his execution of a mandatory arbitration agreement with EPL. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. If a class were ultimately certified, any settlement of or judgment arising from such lawsuit could be material, and the Company cannot give any assurance that the Company would have the resources available to pay such settlement or judgment.

On or about October 18, 2005, Salvador Amezcua, on behalf of himself and all others similarly situated, filed a purported class action complaint against EPL in the Superior Court of the State of California, County of Los Angeles. This action alleges certain violations of California labor laws and the California Business and Professions Code, based on, among other things, failure to pay overtime compensation, failure to provide meal periods, unlawful deductions from earnings and unfair competition. Plaintiffs’ requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. EPL was served with this complaint on December 16, 2005. The court has ordered the case designated as “complex” and related to the Elias case referenced above, and both cases have been assigned to the complex litigation panel. While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

On June 14, 2005, the American Disability Institute, a non-profit Pennsylvania corporation, on behalf of itself and all others similarly situated, Orlando Hardy, Jr. and Joann Montes, filed a purported class action complaint against EPL in the United States District Court, Central District of California, Western Division. This action alleged violations of the Americans With Disabilities Act of 1990, the Unruh Civil Rights Act in California and the California Disabled Persons Act, based on, among other things, denying plaintiffs full and equal access and accommodations to our facilities. Plaintiffs’ requested remedies included certification of the class, injunctive relief, statutory damages and reasonable attorneys’ fees and costs. The parties entered into a confidential settlement agreement dated February 1, 2006, which agreement provided, among other things, for a lump sum payment to the plaintiffs. The amounts related to the settlement were accrued as of December 28, 2005, which related to the period in which the settlement was determined to be both probable and estimable. The accrual was not material to the Company’s results of operations and was adequate to provide for the lump sum payment to the plaintiffs.

The contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico were assigned to EPL in 1996, pursuant to an agreement between EPL and EPL-Mexico, S.A. de C.V., a company controlled by Jose Francisco Ochoa, the founder of the first El Pollo Loco restaurant in Mexico and the United States. As consideration for the assignment of such rights, EPL agreed, subject to the terms and conditions of the agreement, to use commercially reasonable efforts to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that EPL develops. On March 31, 2004, EPL-Mexico filed suit against EPL in state court in Laredo, Texas alleging, among other things, that EPL breached its agreement with EPL-Mexico by failing to exploit the trademarks and develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco in Mexico should revert to EPL-Mexico. EPL-Mexico also initiated an “amparo” proceeding, which is an administrative challenge under Mexican law, to EPL’s ownership of the trademarks before the Mexican Intellectual Property Institute. This proceeding was resolved in favor of EPL by Mexico’s Supreme Court of

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Justice of the Nation. EPL successfully removed the Texas action to federal court and EPL has filed a counterclaim against EPL-Mexico to defend its rights to the trademarks in Mexico. The Company believes that EPL-Mexico’s claims are without merit and that, based on the rights we possess pursuant to the agreement, EPL possesses adequate legal and contractual rights to use the intellectual property in question in Mexico. However, failure to prevail in this action could result in the loss of EPL’s ownership in Mexico of the El Pollo Loco trademarks and intellectual property at issue, which could affect the EPL brand in the United States and elsewhere.

The Company is also involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect the Company’s business, financial condition, results of operation and cash flows.

6. PREDECESSOR DEBT

In December 2003, EPL issued the 2009 Notes, consisting of $110.0 million of senior secured notes accruing interest at 9.25% per annum, due 2009. In March 2004, EPLI issued the 2010 Notes, consisting of $70.0 million in aggregate principal amount at maturity of 12 1/2% senior discount notes due 2010. In October 2005, EPL and EPLI commenced tender offers to purchase all outstanding 2009 Notes and 2010 Notes (collectively, the “Notes”), respectively; concurrently, EPL and EPLI solicited consents to amend the indentures governing the Notes to eliminate substantially all of the restrictive covenants and certain events of default and to modify other provisions contained in the indentures. As of June 28, 2006, all of the Notes, with the exception of $250,000 of 2009 Notes, have been purchased. In connection therewith, substantially all of the restrictive covenants and events of default in the related indentures have been eliminated.

The Predecessor’s notes payable, which consisted of approximately $7.3 million due to SunTrust Bank (“SunTrust”) at December 29, 2004, were repaid in 2005. SunTrust continues to be the issuing bank with respect to certain of the Company’s letters of credit totaling $37,000.

7. SENIOR UNSECURED NOTES PAYABLE

On November 18, 2005, EPL Finance issued the 2013 Notes, consisting of $125.0 million aggregate principal amount of 11 3/4% senior notes due 2013 in a private placement. Interest is payable in May and November beginning May 15, 2006. The 2013 Notes are unsecured, are guaranteed by EPLI, and may be redeemed, at the discretion of the issuer, after November 15, 2009.

EPL Finance merged with and into EPL, with EPL surviving the merger and assuming EPL Finance’s obligations under the 2013 Notes and the related indenture. The indenture contains certain provisions which may prohibit EPL’s ability to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items.

In connection with the issuance of the 2013 notes, EPL filed a registration statement in April 2006, enabling holders to exchange the privately placed 2013 Notes for publicly registered notes with, subject to limited exceptions, identical terms.

EPL incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets. The Company used the proceeds from the 2013 Notes to purchase substantially all of the outstanding 2009 Notes.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 15, 2006, EPL, our wholly owned subsidiary, commenced a tender offer to purchase for cash all of the outstanding 2013 Notes and we solicited consents to amend the indenture governing the 2013 Notes to remove substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. The tender offer and consent solicitation for the 2013 Notes are conditioned upon the completion of the initial public offering. (See Note 12)

As a holding company, the stock of EPL constitutes EPLI’s only material asset. Consequently, EPL conducts all of the Company’s consolidated operations and owns substantially all of the consolidated operating assets. The Company’s principal source of the cash required to pay its obligations is the cash that EPL generates from its operations. EPL is a separate and distinct legal entity, has no obligation to make funds available to EPLI, and the 2013 Notes and the 2014 Notes (see Note 9) have restrictions that limit distributions or dividends to be paid by EPL to the Company. Conditions that would allow for distributions or dividends to be made include compliance with a Fixed Charge Coverage Ratio test (as defined in the indenture governing the 2013 Notes) and cash received from the proceeds of new equity contributions. As of June 28, 2006, we are restricted from incurring additional indebtedness, as EPL does not currently meet the fixed charge coverage ratio. There are also some allowed distributions, payments and dividends for other specific events. Distributions, dividends or investments would also be limited to 50% of consolidated net income under certain circumstances.

8. NOTES PAYABLE TO MERRILL LYNCH, BANK OF AMERICA, ET AL AND REVOLVING

    CREDIT FACILITY

On November 18, 2005, EPL entered into senior secured credit facilities (the “Credit Facility”) with EPLI, as parent guarantor, Merrill Lynch Capital Corporation, as administrative agent, the other agents identified therein, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as lead arrangers and book managers, and a syndicate of financial institutions and institutional lenders. The Credit Facility provides for a $104.5 million term loan and $25.0 million in revolving availability. Of this senior secured revolving credit facility, EPL drew down $2.8 million and issued $8.1 million of letters of credit to replace existing letters of credit. Future principal payments under the new term loan at June 28, 2006 are as follows (in thousands).

Year Ending December 31
2006 (July 1st – December 31st)	$523
2007	1,045
2008	1,045
2009	1,045
2010	1,045
Thereafter	99,275

$103,978

The Credit Facility bears interest, payable quarterly, at a Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin is based on EPL’s financial performance, as defined. The applicable margin rate was 3.00% with respect to LIBOR and 2.00% with respect to Base Rate advances and thereafter ranges from: 2.75% to 2.25% with respect to LIBOR advances and 1.75% to 1.25% with respect to Base Rate advances. The effective rate at June 28, 2006 was 8.22%. The Credit Facility is secured by a first-priority pledge by Holdings of all of the outstanding stock of the Company, a first priority pledge by the Company of all of EPL’s outstanding stock and a first priority security interest in substantially all of EPL’s

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tangible and intangible assets. In addition, the Credit Facility is guaranteed by the Company and Holdings. The Credit Facility matures on November 18, 2011. At June 28, 2006, we had outstanding letters of credit totaling $7.5 million, which served as collateral for our various workers’ compensation insurance programs.

9. DISCOUNT NOTES

On November 18, 2005, Intermediate Finance issued the 2014 Notes in a private placement. Intermediate Finance merged with and into EPLI, with EPLI surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. The indenture restricts the ability of EPLI and its subsidiaries to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items. The indenture also limits the ability of EPL or other subsidiaries to make dividend or other payments to EPLI and for EPLI to make payments to Holdings (see Note 7).

At June 28, 2006, the Company had $24.5 million outstanding in aggregate principal amount of the 2014 Notes. No cash interest will accrue on the 2014 Notes prior to November 15, 2009. Instead, the principal value of the 2014 Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1/2% per annum compounded annually, so that the accreted value of the 2014 Notes on November 15, 2009 will be equal to the full principal amount of $39.3 million at maturity. Beginning on November 15, 2009, cash interest will accrue on the 2014 Notes at an annual rate of 14 1/2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014.

The 2014 Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries. The 2014 Notes are unsecured and are not guaranteed. If any of the 2014 Notes are outstanding at May 15, 2011, the Company is required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest. Additionally, the Company may, at its discretion, redeem any or all of the 2014 Notes, subject to certain provisions.

In connection with the issuance of the 2014 notes, the Company agreed to file a registration statement within 150 days after the issuance of the 2014 Notes, enabling holders to exchange the privately placed 2014 Notes for publicly registered notes with, subject to limited exceptions, identical terms. The Company filed such registration statement on April 14, 2006.

EPLI incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets.

On May 15, 2006, the Company commenced a tender offer to purchase for cash all of the outstanding 2014 Notes and we solicited consents to amend the indenture governing the 2014 Notes to remove substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. The tender offer and consent solicitation for the 2014 Notes are conditioned upon the completion of the initial public offering. (See Note 12)

10. INCOME TAXES

The Company’s taxable income or loss is included in the consolidated federal and state income tax returns of Holdings. The Company records its provision for income taxes based on its separate stand-alone operating results using the asset and liability method. The Company recorded a provision for income taxes of $0.8 million for each of the 26-week periods ended June 29, 2005 and June 28, 2006. The effective tax rates for the 26 weeks ended June 29, 2005 and June 28, 2006, were 35.0% and 38.9%, respectively.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The disclosure of this cumulative effect of the change on retained earnings in the statement of financial position is required only in the year of adoption. The Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

In October 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retrospective application in accordance with FASB SFAS No. 154 “Accounting Changes and Error Corrections”, is permitted but not required. The adoption of FSP 13-1 did not have a significant impact on its financial position or results of operations.

In June 2005, the FASB ratified Emerging Issues Task Force (“EITF”) 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This EITF addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. This EITF is effective for leasehold improvements that are purchased or acquired after June 29, 2005. The adoption of this EITF did not have a material impact on the Company’s consolidated results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, and that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not currently believe that the adoption of SFAS No. 154 will have a significant impact on its financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 was not material to the Company’s financial statements for any of the years or periods presented.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share-based payments. The standard was effective for the Company beginning with the first quarter of fiscal 2006. Because the Company used the minimum value method for its pro forma disclosures under SFAS 123, the Company applied SFAS 123(R) prospectively to newly issued stock options. Existing options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date. The Company’s net income is reduced as a result of the recognition of the fair value of all newly issued stock options, which is contingent upon the number of future options granted and other variables.

12. INITIAL PUBLIC OFFERING

On May 8, 2006, the parent of EPLI, El Pollo Loco Holdings, Inc., filed a registration statement with the Securities and Exchange Commission for an initial public offering of approximately $135 million of common stock.

El Pollo Loco, Inc.

Offer to Exchange

Any and All Outstanding 11 3/4% Senior Notes due 2013

Issued on November 18, 2005

for

11 3/4% Senior Notes due 2013

That Have Been Registered under the Securities Act of 1933

PROSPECTUS

                    , 2006

DEALER PROSPECTUS DELIVERY OBLIGATION

Until                 , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

We, the undersigned registrants, are Delaware corporations. Section 102 of the Delaware General Corporation Law, or the “DGCL,” as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the corporation—by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The seventh paragraph of El Pollo Loco Inc.’s certificate of incorporation provides that the corporation shall indemnify all persons permitted under Section 145 of DGCL. Article VI of El Pollo Loco’s by-laws further provides that the corporation shall indemnify each director and officer of the corporation to the fullest extent permitted by the laws of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., EPL Holdings, Inc., EPL Intermediate, Inc., El Pollo Loco, Inc, the equityholders of EPL Holdings, Inc. listed on a schedule thereto (collectively, the “Sellers”), and American Securities Capital Partners, L.P., as representative of the Sellers (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2005, File No. 333-115644).

2.2	Agreement and Plan of Merger, dated November 18, 2005, of EPL Intermediate Finance Corp., to be merged with and into EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

3.1	Certificate of Incorporation of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.2	Certificate of Designations, Preferences and Rights of 6% Series A Preferred Stock (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.3	Bylaws of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.4	Certificate of Incorporation of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

3.5	Bylaws of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

4.1	Indenture, dated November 18, 2005, between EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.) and The Bank of New York Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.2	Form of Note (included as Exhibit A to Exhibit 4.1) (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.3	Registration Rights Agreement, dated November 18, 2005, among EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.4a	Indenture, dated as of December 19, 2003, among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

4.4b	Supplemental Indenture, dated as of November 2, 2005, between El Pollo Loco, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Current Report on Form 8-K filed on November 4, 2005).

4.5	Indenture, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), EPL Intermediate, Inc. and The Bank of New York Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

Exhibit No.	Description
4.6	Registration Rights Agreement, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

**5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Stephen E. Carley (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.2	Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.3	Amendment No. 1 to Stein Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.4	Employment Agreement, dated November 1, 2005, between El Pollo Loco, Inc. and Brian Berkhausen (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.5	Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Karen Eadon (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.6	Employment Agreement, dated September 30, 2005, as amended October 10, 2005, between El Pollo Loco, Inc. and Pamela Milner (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.7	Amendment No. 1 to Milner Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Pamela Milner (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.8	Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Jeanne Scott (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.9	Employment Agreement, dated January 9, 2006, between El Pollo Loco, Inc. and Stephen Sather (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.10	Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.11	Amendment No. 1 to Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.12	Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.13	Amendment No. 1 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

Exhibit No.	Description
10.14	Amendment No. 2 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.15	Stockholders Agreement, dated November 18, 2005, among Chicken Acquisition Corp., Trimaran Pollo Partners, LLC and certain continuing investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.16	First Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated November 18, 2005, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

**10.17	Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated March 8, 2006, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors.

10.18	Monitoring and Management Services Agreement, dated November 18, 2005, between Chicken Acquisition Corp. and Trimaran Fund Management, L.L.C (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.19	Credit Agreement, dated November 18, 2005, among El Pollo Loco, Inc., EPL Intermediate, Inc., Merrill Lynch Capital Corporation, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation and the other lenders party thereto (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.20	Security Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.21	Securities Pledge Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.22	Guaranty, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.23	Form of Non-Qualified Stock Option Agreement for directors with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.24	Form of Non-Qualified Stock Option Agreement for officers with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.25	Chicken Acquisition Corp. 2005 Stock Option Plan (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.26	Letter Agreement, dated February 23, 2005, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

Exhibit No.	Description
10.27	Letter Agreement, dated February 15, 2005, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

10.28	Amendment to Letter Agreement, dated January 21, 2006, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.29	Amendment to Letter Agreement, dated January 11, 2006, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.30	Form of Franchise Development Agreement (incorporated by reference herein to El Pollo Loco Holdings, Inc.’s Registration Statement on Form S-1, File No. 333-133877).

10.31	Form of Franchise Agreement (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

*12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

*23.1	Consent of Deloitte & Touche LLP.

**23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).

**24.1	Power of Attorney (contained on signature page).

**25.1	Statement of Eligibility on Form T-1.

**99.1	Form of Letter of Transmittal

**99.2	Form of Notice of Guaranteed Delivery

**99.3	Form of Letter to Clients

**99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*	Filed herewith.
**	Previously filed.

(b)	Financial Statement Schedule

Financial schedule filed as part of this Registration Statement:

I.	Schedule I—Condensed Financial Information of Registrant.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED BALANCE SHEETS

(Amounts in thousands)

	Predecessor	Successor
	DECEMBER 29, 2004	DECEMBER 28, 2005
Assets
Current assets	$1,544	$2,696
Investment in wholly owned subsidiary	509	187,135
Deferred income taxes	94	4,492
Other assets	1,911	659

Total assets	$4,058	$194,982

Liabilities and stockholder’s equity (deficiency)
Current liabilities	$223	$402
Senior discount notes	42,710	—
PIK notes	—	22,889

Total liabilities	42,933	23,291

Stockholder’s equity (deficiency):
Additional paid-in-capital	315	172,279
Accumulated deficit	(39,190)	(588)

Stockholder’s equity (deficiency)	(38,875)	171,691

Total liabilities and stockholder’s equity (deficiency)	$4,058	$194,982

See notes to condensed financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Net revenues	$—	$—	$—	$—
General and administrative expenses	—	68	114	17

Operating loss	—	(68)	(114)	(17)
Interest expense	—	3,936	12,827	725

Loss before benefit for income taxes	—	(4,004)	(12,941)	(742)
Benefit for income taxes	—	(1,569)	(5,306)	(304)

	—	(2,435)	(7,635)	(438)
Equity in net (loss) income of subsidiary	7,370	3,750	(3,558)	(150)

Net (loss) income	7,370	1,315	(11,193)	(588)

Settlement of interest rate swap agreement, net of income taxes of $289	433	—	—	—

Comprehensive (loss) income	$7,803	$1,315	$(11,193)	$(588)

See notes to condensed financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Predecessor			Successor
	December 31, 2003	December 29, 2004	December 30, 2004 to November 17, 2005	November 18, 2005 to December 28, 2005
Net cash (used in) provided by operating activities	(26)	161	(41)	(228)

Redemption of preferred stock	(20,075)	—	—	—
Issuance of debt	—	39,049	—	22,500
Payments on debt	—	—	—	(21,604)
Dividend received from El Pollo Loco, Inc.	70,000	—	—	—
Distribution to EPL Holdings, Inc.	(49,899)	(37,000)	—	—
Deferred financing costs	—	(2,186)	—	(668)

Net cash (used in) provided by financing activities	26	(137)	—	228

(Decrease) increase in cash and cash equivalents	$—	$24	$(41)	$—

Supplemental Schedule of Non-cash Financing Activities:

During the period from November 18, 2005 to December 28, 2005, El Pollo Loco, Inc. paid $25,868,000 of debt obligations on behalf of EPL Intermediate, Inc.

See notes to condensed financial statements.

EPL INTERMEDIATE, INC.

(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc., formerly known as EPL Holdings, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

EPL Intermediate, Inc. (the “Company” or “Intermediate”) is a holding company, the principal asset of which consists of all the outstanding stock of El Pollo Loco, Inc (“EPL”), our wholly owned subsidiary. In the accompanying parent-company-only financial statements, our investment in EPL is stated at cost plus equity in undistributed earnings (losses) of EPL. The Company’s share of net income (loss) of EPL is included in the condensed statements of operations using the equity method. These parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company refers to itself as the Predecessor for all periods prior to its acquisition by Chicken Acquisition Corp. on November 18, 2005, and as the Successor for all periods subsequent to its acquisition by Chicken Acquisition Corp.

2. Long-Term Debt

On November 18, 2005, Intermediate Finance issued $39,342,000 aggregate principal amount at maturity of 14 1/2% senior discount notes due 2014 (the “2014 Notes”) in a private placement. Intermediate Finance merged with and into Intermediate, with Intermediate surviving the merger and assuming Intermediate Finance’s obligations under the notes and the related indenture. The indenture restricts the ability of Intermediate and its subsidiaries to incur additional indebtedness, sell assets, engage in transactions with affiliates, and issue or sell preferred stock, among other items. The indenture also limits the ability of EPL or other subsidiaries to make dividend or other payments to Intermediate and for Intermediate to make payments to EPL Holdings, Inc., which owns 100% of the outstanding stock of the Company.

At December 28, 2005, the Company had $22,889,000 outstanding in aggregate principal amount of the 2014 Notes. No cash interest will accrue on the 2014 Notes prior to November 15, 2009. Instead, the principal value of the 2014 Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including November 15, 2009 at a rate of 14 1/2% per annum compounded annually, so that the accreted value of the 2014 Notes on November 15, 2009 will be equal to the full principal amount of $39,342,000 at maturity. Beginning on November 15, 2009, cash interest will accrue on the 2014 Notes at an annual rate of 14 1/2% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2010. Principal is due on November 15, 2014.

The 2014 Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries. The 2014 Notes are unsecured and are not guaranteed. If any of the 2014 Notes are outstanding at May 15, 2011, the Company is required to redeem for cash a portion of each note then outstanding at 104.5% of the accreted value of such portion of such note, plus accrued and unpaid interest. Additionally, the Company may, at its discretion, redeem any or all of the 2014 Notes, subject to certain provisions.

Intermediate incurred direct costs in connection with this offering. These costs have been capitalized and are included in other assets in the accompanying balance sheets.

3. Income Taxes

EPL Holdings, Inc. files a consolidated tax return with the Company and its wholly-owned subsidiary EPL. The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will be realized.

Item 22. Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, or the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person, if any, of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrants hereby undertake to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 11th day of October, 2006.

EL POLLO LOCO, INC.

By:	*

Name:	Stephen E. Carley

Title:	President and Chief Executive Officer

EPL INTERMEDIATE, INC.

By:	*

Name:	Stephen E. Carley

Title:	President

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Stephen E. Carley	President, Chief Executive Officer and Director, El Pollo Loco, Inc. (Principal executive officer) President, EPL Intermediate, Inc. (Principal executive officer)	October 11, 2006

* Joseph N. Stein

Senior Vice President of Finance, Chief

Financial Officer and Treasurer,

El Pollo Loco, Inc.

(Principal financial officer and principal

accounting officer)

Vice President, EPL Intermediate, Inc.

(Principal financial officer and principal

accounting officer)

October 11, 2006

* Steven A. Flyer	Vice President, Assistant Secretary and Director, El Pollo Loco, Inc. Director, EPL Intermediate, Inc.	October 11, 2006

* David L. Benyaminy	Director, El Pollo Loco, Inc. Director, EPL Intermediate, Inc.	October 11, 2006

Signature	Title	Date

* Andrew R. Heyer	Director, El Pollo Loco, Inc.	October 11, 2006

* Dean C. Kehler	Director, El Pollo Loco, Inc.	October 11, 2006

* Glenn B. Kaufman	Director, El Pollo Loco, Inc.	October 11, 2006

* Dennis Lombardi	Director, El Pollo Loco, Inc.	October 11, 2006

* /s/ PAMELA R. MILNER
Attorney-in-fact

EXHIBIT INDEX

(a) Exhibits

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., EPL Holdings, Inc., EPL Intermediate, Inc., El Pollo Loco, Inc, the equityholders of EPL Holdings, Inc. listed on a schedule thereto (collectively, the “Sellers”), and American Securities Capital Partners, L.P. as representative of the Sellers (incorporated by reference herein to EPL Intermediate, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2005, File No. 333-115644).

2.2	Agreement and Plan of Merger, dated November 18, 2005, of EPL Intermediate Finance Corp., to be merged with and into EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

3.1	Certificate of Incorporation of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.2	Certificate of Designations, Preferences and Rights of 6% Series A Preferred Stock (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.3	Bylaws of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

3.4	Certificate of Incorporation of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

3.5	Bylaws of El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

4.1	Indenture, dated November 18, 2005, between EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.) and The Bank of New York Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.2	Form of Note (included as Exhibit A to Exhibit 4.1) (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.3	Registration Rights Agreement, dated November 18, 2005, among EPL Intermediate, Inc. (as successor by merger to EPL Intermediate Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

4.4a	Indenture, dated as of December 19, 2003, among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

4.4b	Supplemental Indenture, dated as of November 2, 2005, between El Pollo Loco, Inc. and The Bank of New York, as Trustee (incorporated by reference herein to El Pollo Loco, Inc.’s Current Report on Form 8-K filed on November 4, 2005).

4.5	Indenture, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), EPL Intermediate, Inc. and The Bank of New York Trust Company, N.A. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

Exhibit No.	Description
4.6	Registration Rights Agreement, dated November 18, 2005, among El Pollo Loco, Inc. (as successor by merger to EPL Finance Corp.), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

**5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Stephen E. Carley (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.2	Employment Agreement, dated September 27, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.3	Amendment No. 1 to Stein Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Joseph Stein (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.4	Employment Agreement, dated November 1, 2005, between El Pollo Loco, Inc. and Brian Berkhausen (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.5	Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Karen Eadon (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.6	Employment Agreement, dated September 30, 2005, as amended October 10, 2005, between El Pollo Loco, Inc. and Pamela Milner (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.7	Amendment No. 1 to Milner Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Pamela Milner (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.8	Employment Agreement, dated October 10, 2005, between El Pollo Loco, Inc. and Jeanne Scott (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.9	Employment Agreement, dated January 9, 2006, between El Pollo Loco, Inc. and Stephen Sather (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.10	Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.11	Amendment No. 1 to Form of Exchange Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.12	Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.13	Amendment No. 1 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

Exhibit No.	Description
10.14	Amendment No. 2 to Form of Exchange Stock Option Agreement, entered into between Chicken Acquisition Corp. and certain executive officers (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.15	Stockholders Agreement, dated November 18, 2005, among Chicken Acquisition Corp., Trimaran Pollo Partners, LLC and certain continuing investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.16	First Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated November 18, 2005, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

**10.17	Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo Partners, L.L.C., dated March 8, 2006, among affiliates of Trimaran Fund Management, L.L.C. and certain other third party investors.

10.18	Monitoring and Management Services Agreement, dated November 18, 2005, between Chicken Acquisition Corp. and Trimaran Fund Management, L.L.C (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.19	Credit Agreement, dated November 18, 2005, among El Pollo Loco, Inc., EPL Intermediate, Inc., Merrill Lynch Capital Corporation, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation and the other lenders party thereto (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.20	Security Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.21	Securities Pledge Agreement, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.22	Guaranty, dated as of November 18, 2005, with Merrill Lynch Capital Corporation (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.23	Form of Non-Qualified Stock Option Agreement for directors with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.24	Form of Non-Qualified Stock Option Agreement for officers with Chicken Acquisition Corp. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.25	Chicken Acquisition Corp. 2005 Stock Option Plan (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.26	Letter Agreement, dated February 23, 2005, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

Exhibit No.	Description
10.27	Letter Agreement, dated February 15, 2005, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

10.28	Amendment to Letter Agreement, dated January 21, 2006, between Gold Kist Inc. and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.29	Amendment to Letter Agreement, dated January 11, 2006, between Pilgrims Pride Corporation and El Pollo Loco, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Annual Report on Form 10-K for the year ended December 28, 2005, File No. 333-115644).

10.30	Form of Franchise Development Agreement (incorporated by reference herein to El Pollo Loco Holdings, Inc.’s Registration Statement on Form S-1, File No. 333-133877).

10.31	Form of Franchise Agreement (incorporated by reference herein to El Pollo Loco, Inc.’s Registration Statement on Form S-4, File No. 333-115486).

*12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of EPL Intermediate, Inc. (incorporated by reference herein to EPL Intermediate, Inc.’s Registration Statement on Form S-4, File No. 333-115644).

*23.1	Consent of Deloitte & Touche LLP.

**23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).

**24.1	Power of Attorney (contained on signature page).

**25.1	Statement of Eligibility on Form T-1.

**99.1	Form of Letter of Transmittal

**99.2	Form of Notice of Guaranteed Delivery

**99.3	Form of Letter to Clients

**99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*	Filed herewith.
**	Previously filed.